

2026

Notice of Annual Meeting
of Stockholders and
Proxy Statement

Thursday, January 22, 2026



MISSION	**INTUIT** turbotax creditkarma quickbooks mailchimp **Powering Prosperity Around the World**
VALUES	**Integrity Without Compromise** | **Courage** | **Customer Obsession** | **Stronger Together** | **We Care and Give Back**
BOLD 2030 GOALS	**Prosperity** Double household savings rate and improve business success rate >20 points versus industry **Reputation** Best-in-class Most Trusted Company **Growth** Accelerating revenue growth to 20%
TRUE NORTH GOALS	**Employees** Empower the world's top talent to do the best work of their lives **Customers** Delight customers by solving the problems that matter most **Communities** Make a difference in the communities we serve **Shareholders** Drive long-term growth, increasing shareholder value
STRATEGY	**AI-Driven Expert Platform** More Money. No Work. Complete Confidence.
BIG BETS	**Deliver done-for-you experiences** | **Accelerate money benefits** | **Fuel success for mid-market businesses**

Notice of 2026 Annual Meeting of Stockholders

Agenda and Board Recommendations

1	Election of 11 directors	**FOR** (all nominees) ✔ Page **24**
2	Advisory vote to approve Intuit's executive compensation (say-on-pay)	**FOR** ✔ Page **36**
3	Ratification of selection of Ernst & Young LLP as Intuit's independent registered public accounting firm	**FOR** ✔ Page **76**
4	Consider and vote upon a stockholder proposal, if properly presented at the Meeting	**AGAINST** ✖ Page **79**

We also will consider any other matters that may properly be brought before the 2026 Annual Meeting of Stockholders ("Meeting") (and any postponements or adjournments of the Meeting). As of the date of this proxy statement, we have not received notice of any such matters.

Annual Meeting of Stockholders

Thursday, January 22, 2026
8:00 a.m. Pacific Standard Time

We invite you to attend the Meeting of Intuit Inc. The Meeting will be conducted virtually via live audio webcast. There will not be a physical location for our Meeting. To attend, vote or submit questions, stockholders of record should go to www.virtualshareholdermeeting.com/INTU2026 and log in using the control number on their Notice of Internet Availability or proxy card. Beneficial owners of shares held by a broker, bank or other nominee ("street-name holders") should review these proxy materials and their Notice of Internet Availability or voting instruction form for how to vote in advance of and participate in the Meeting. We encourage you to join the Meeting 15 minutes before the start time.

A recording of the webcast will be available on our investor relations website for at least 60 days following the Meeting.

Stockholders at the close of business on November 24, 2025, are entitled to receive notice of, and to vote at, the Meeting and any and all adjournments, continuations or postponements thereof. If we experience a technical malfunction or other situation that the Meeting chair determines may affect our ability to satisfy the requirements for a virtual meeting of stockholders under the Delaware General Corporation Law, or that otherwise makes it advisable to adjourn the Meeting, the Chair of the Meeting will convene the Meeting at 9:00 a.m. Pacific Standard Time on January 22, 2026, and at our principal executive offices, solely for the purpose of adjourning the Meeting to reconvene at a date, time and physical or virtual location to be announced. If we adjourn the Meeting, we will post information regarding the rescheduled Meeting on the investor relations section of our website at investors.intuit.com.

Your vote is important. Please vote as promptly as possible.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on January 22, 2026: Both the proxy statement and Intuit's Annual Report on Form 10-K for the fiscal year ended July 31, 2025, are available electronically at https://investors.intuit.com/sec-filings and www.proxyvote.com.

This Notice of Annual Meeting, the Internet Availability of Proxy Materials and the Proxy Statement and Annual Report on Form 10-K of Intuit are being distributed or made available, as the case may be, on or about November 26, 2025.

By order of the Board of Directors,

Kerry J. McLean
Executive Vice President, General Counsel and Corporate Secretary
Mountain View, California
November 26, 2025



DATE AND TIME
Thursday, January 22, 2026
8:00 a.m. Pacific Standard Time



LOCATION
Live audio webcast
www.virtualshareholdermeeting.com/INTU2026



RECORD DATE
November 24, 2025

How to Vote

Online at the Meeting: Attend the Meeting virtually at www.virtualshareholdermeeting.com/INTU2026 and follow the instructions on the website

Online Before the Meeting: Visit www.proxyvote.com



Mail: Sign, date, and return your proxy card in the enclosed envelope

Telephone: Call the telephone number on your proxy card

Note for Street-Name Holders: If you hold your shares through a broker, bank or other nominee, you must instruct your nominee how to vote the shares held in your account. The nominee will give you a Notice of Internet Availability or voting instruction form. If you do not provide voting instructions, your nominee will not be permitted to vote on certain proposals and may elect not to vote on any of the proposals. Voting your shares will help to ensure that your interests are represented at the Meeting.

A Letter to Our Stockholders



November 26, 2025

Dear fellow Intuit stockholders:

We believe that AI will disrupt every industry and how people live and work. Its accelerating pace has created a massive opportunity for Intuit to transform our customers' financial lives. We're leading this disruption by combining data, AI, and human intelligence to power prosperity for consumers, businesses, and accountants around the world.

With AI acting as a force multiplier, Intuit now operates at an entirely new speed. Our investments in data, data services, AI, and human expertise are enabling Intuit to become the system of intelligence that learns from our customers to deliver personalized experiences that anticipate what they need and get things done for them. These done-for-you experiences automate everyday tasks, manage complex tax, financial, and business workflows, and drive smarter money decisions. With Intuit, customers no longer have to leave our platform—they have everything they need to help them prosper, all in one place.

We declared our strategy to be an AI-driven expert platform in 2019 and it profoundly changed our growth potential. That strategy is working and has laid the groundwork for our strong performance in fiscal 2025, when we grew full-year revenue by 16%. Today, we are proud to be over four times the size we were 10 years ago, with nearly $19 billion in revenue and growing double digits, a 26% GAAP operating margin, and a 40% non-GAAP operating margin.[1]

In fiscal 2025, we took our greatest leap forward in two decades to deliver impactful innovations to our customers. We launched a transformative, all-in-one business platform with a virtual team of AI agents and AI-enabled human experts that can manage lead to cash for customers. We expanded our market opportunity by accelerating our innovation in the mid-market with the introduction of Intuit Enterprise Suite and new go-to-market capabilities. And we delivered breakthrough adoption of TurboTax Live to disrupt the assisted tax category and create a consumer platform that helps people manage their entire financial lives year-round, from credit building to wealth building.

AI has also transformed how we work at Intuit. Across every team from engineering to marketing to sales, we're using AI to operate more efficiently and increase productivity. Developers alone are coding on average 40% faster with AI than just a year ago. This velocity is fueling the innovation and benefits we're delivering to customers while simultaneously driving strong margin expansion across our platform.

Looking ahead, we're narrowing our focus and ramping up investments in the company's largest growth opportunities—delivering done-for-you experiences, accelerating money benefits, and fueling success for mid-market businesses. We believe these opportunities will significantly accelerate innovation for our customers and drive durable growth for the company.

Every day, our more than 18,000 global employees bring a relentless focus on execution and a passion for solving the problems that matter most to our customers. With a massive runway ahead, there's no limit to how far we'll go.



Sasan K. Goodarzi
President and Chief Executive Officer
Intuit Inc.

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[1]   See Appendix A to this proxy statement for information regarding non-GAAP financial measures, including a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

Table of Contents

Proxy Summary   **1**

Corporate Governance   **9**

Corporate Governance Practices   9

Board Responsibilities and Structure   10

Board Composition   15

Board Committees and Charters   16

Annual Board Evaluation   19

Transactions with Related Persons   20

Insider Trading Policy   20

Stockholder Engagement   20

Corporate Responsibility Highlights   23

Proposal 1

Election of Directors   **24**

Our Director Nominees   24

Director Compensation   **31**

Annual Retainer and Equity Compensation Program for Non-Employee Directors   31

Director Compensation Policies and Plans   32

Director Summary Compensation Table   33

Proposal 2

Advisory Vote to Approve Executive Compensation   **36**

Compensation Discussion and Analysis   **37**

Executive Summary   37

Compensation Philosophy and Objectives   41

Components of Compensation   42

Fiscal 2025 Compensation Actions   48

Other Benefits   53

Role of Compensation Consultants, Executive Officers, and the Board in Compensation Decisions   54

Fiscal 2025 Compensation Peer Group   54

Our Compensation Policies and Practices   55

Compensation and Organizational Development Committee Report   **58**

Executive Compensation Tables   **59**

Fiscal Year 2025 Summary Compensation Table   59

Grants of Plan-Based Awards During Fiscal Year 2025   61

Outstanding Equity Awards at Fiscal 2025 Year-End   63

Option Exercises and Stock Vested During Fiscal Year 2025   66

Non-Qualified Deferred Compensation for Fiscal Year 2025   67

Potential Payments Upon Termination of Employment or Change in Control   67

Equity Compensation Plan Information   71

CEO Pay Ratio   71

Pay Versus Performance   72

Proposal 3

Ratification of Selection of Independent Registered Public Accounting Firm   **76**

Tenure and Rotation   76

Independence and Performance   76

Accountability to Stockholders   77

Policy on Pre-Approval of Services   77

Fees Paid to Ernst & Young   77

Audit and Risk Committee Report   **78**

Proposal 4

Stockholder Proposal   **79**

Board Statement in Opposition to Stockholder Proposal   **80**

Stock Ownership Information   **81**

Security Ownership Table   81

Information About the Meeting, Voting, and Proxies   **83**

Appendix A - Non-GAAP Financial Measures   **A-1**

All statements made in this document, other than statements of historical or current facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this document address our aspirations, plans, and goals, including those relating to our strategies, plans, and progress regarding our climate, job creation, and job readiness initiatives, as well as expectations regarding innovation across our ecosystem and changes to our products, including products and services incorporating artificial intelligence. The fact that we included such information does not indicate that these contents are necessarily material to investors or required to be disclosed in our filings with the Securities and Exchange Commission. We use words such as "anticipates," "believes," "expects," "future," "potential," "intends," "design," "will," "may," "can," "should," "plan," and similar expressions to identify forward-looking statements. Forward-looking statements are based on management's current expectations and assumptions that are subject to change in the future. In addition, forward-looking sustainability-related statements may be based on standards for measuring progress that are still developing and internal controls and processes that continue to evolve. Actual results could differ materially for a variety of reasons. Risks and uncertainties that could cause our actual results to differ significantly from management's expectations are described in our Annual Report on Form 10-K for the fiscal year ended July 31, 2025. Except as may be required by law, we undertake no obligation to update any forward-looking statements, whether because of new information, future events, or otherwise.

Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.

Proxy Summary

Intuit at a Glance

Intuit is a global financial technology platform with a mission to power prosperity around the world. Serving approximately 100 million consumers, small and mid-market businesses, and accountants worldwide, Intuit's platform brings the power of artificial intelligence ("AI") and human intelligence together to fuel customers' financial success. With TurboTax, Credit Karma, QuickBooks, Mailchimp, and Intuit Enterprise Suite, we help put more money in customers' pockets, save them time by eliminating work, and help ensure that they have complete confidence in every financial decision they make.

We harness the power of data, data services, AI, and human intelligence that help customers reach their financial goals. Intuit's all-in-one business platform helps customers run and grow their businesses end-to-end, from lead to cash. This includes financial management - including payments and capital - compliance, human capital management, and marketing products and services. Intuit's consumer platform helps customers do their taxes with ease and confidence and improve their financial success, from building credit to building wealth, with tax and personal financial management products. For accounting professionals, we provide professional tax and financial management products and services.

Fiscal 2025 Performance Highlights

We delivered strong results in fiscal 2025. Key highlights include the following.

Total revenue **$18.8 billion** **up 16%** from FY24 **Global Business Solutions Group up 16%** from FY24 with **Online Ecosystem up 20%** from FY24 **Consumer Group up 10%** from FY24 **Credit Karma up 32%** from FY24	**Combined platform revenue** **$14.9 billion** **up 19%** from FY24 includes Global Business Solutions Group Online Ecosystem, TurboTax Online, and Credit Karma	**GAAP operating income** **$4.9 billion** **up 36%** from FY24	**GAAP diluted EPS** **$13.67** **up 31%** from $10.43 in FY24
	Repurchased **$2.8 billion** of shares and increased dividend **16%** to **$4.16** per share	**Non-GAAP operating income** **$7.6 billion** **up 18%** from FY24	**Non-GAAP diluted EPS** **$20.15** **up 19%** from $16.94 in FY24

See Appendix A to this proxy statement for information regarding non-GAAP financial measures, including a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures. Consistent with our vision to deliver one consumer platform, effective August 1, 2025, we combined the Consumer, Credit Karma, and ProTax businesses into a single Consumer business.

INTUIT'S FINANCIAL PRINCIPLES

Intuit has a track record of disciplined capital allocation and shareholder returns driven by the following financial principles.

Grow organic revenue double digits	Operating income dollars grow faster than revenue	Deploy cash to the highest-yielding opportunities	Return excess cash to stockholders via dividend and share repurchase	Maintain a strong balance sheet

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Our Big Bets

Intuit's strategy is to be an AI-driven expert platform by connecting customers to a virtual team of AI agents and AI-enabled human tax and financial experts. We're creating done-for-you experiences by automating everyday tasks, managing complex workflows and processes, and solving challenges before they arise with predictive insights. We connect customers to AI-enabled human experts for that last mile of decisions or to complete the work for them. With the combination of AI and human intelligence, we're evolving from being the system of record to the system of intelligence—continually learning from our customers to deliver personalized experiences that anticipate what customers need, act on behalf of customers to solve challenges before they arise, and drive smarter money decisions. In fiscal 2025, we narrowed our focus from five Big Bets to three that represent the company's largest growth opportunities.

1 Deliver done-for-you experiences

We will address our customers' biggest pain points through a virtual team of AI agents and AI-enabled human experts that deliver done-for-you experiences, with customers in control. This means delivering done-for-you experiences to help businesses run and grow, from lead to cash, and fueling consumers' financial success year-round, from building credit to building wealth.

2 Accelerate money benefits

We will become the all-in-one platform for customers to manage their critical workflows, decisions, and money. For businesses, this means optimizing cash flow, including receivables, payables, capital, and spend management. For consumers, this means optimizing money and growing their savings, starting with fast access to their tax refund to help them manage cash flow year-round.

3 Fuel success for mid-market businesses

We will become the all-in-one solution for mid-market customers, fueling their success by offering a better experience, better price, and lower total cost of ownership. Businesses are overdigitized, juggling too many disparate apps and our platform, including QuickBooks Advanced, Intuit Enterprise Suite, and our ecosystem of connected services, brings the data and insights they need all in one place to grow revenue and profit.

We made an early bet on AI, declaring our AI-driven expert platform strategy in 2019. We have a significant competitive advantage with our scale of data, data services, AI capabilities, and human intelligence through our large network of AI-enabled human experts to become the all-in-one platform for consumers, businesses, and accountants. We're disrupting the categories we operate in to drive better money outcomes for our customers.

We leverage AI and human intelligence to provide our customers with done-for-you experiences that automate tasks, identify actionable insights to drive important decisions, and manage end-to-end workflows or entire processes to eliminate work, while ensuring the customer remains in control. When customers need additional help or want help to complete the work on their behalf, we connect them with the best human expert from our network of thousands of AI-enabled financial, tax, and bookkeeping experts who can complete a specific task, address specialized questions, or manage the entire workload. Our strategy, combined with our Big Bets that focus on the largest customer problems and growth opportunities, positions us for durable growth.

In fiscal 2025, we launched a transformative set of AI agents that provide customers with a virtual team to complete jobs on their behalf, dramatically improving how businesses run and grow. Combined with our AI-enabled human experts, these agents are automating workflows and delivering real-time insights to drive growth and improve cash flow. Our redesigned user interface and new business feed highlights these real-time insights and recommendations and the tasks completed by agents on behalf of the customer. We also launched AI agents in Intuit Enterprise Suite, including accounting, payments, finance, and project management agents, transforming how our small and mid-market business customers manage their finances by automating a variety of day-to-day tasks, and increasing productivity.

Our innovation has been possible with the investments in our proprietary Generative AI Operating System ("GenOS"), which have enabled us to fuel innovation with unparalleled speed for our customers. Built for our internal developers, GenOS not only keeps pace with rapid technological industry advances but is setting the pace—by melding the best of AI and human intelligence on our platform. This enables us to rapidly deliver a new class of intelligent, autonomous financial solutions that we expect to define the next decade of growth for our customers and for Intuit. Our AI-driven expert platform and products are built in keeping with the company's commitment to data privacy, security, and responsible AI governance. We strive to safeguard customer data and protect privacy using industry-leading technology and practices, and adhere to responsible AI principles that guide how we operate and scale our platform with our customers' best interests in mind.

We have driven significant momentum across the company over the past year. Looking ahead, we are doubling down on the areas that drove strong results this year where the combination of AI and human intelligence delivers done-for-you experiences, helps customers put more money in their pockets, and builds our mid-market business.

As the external environment evolves, we continue to innovate and adapt our strategy and anticipate our customers' needs. For more than 40 years, we have been dedicated to developing innovative solutions that are designed to solve our customers' most important financial problems. At Intuit, we believe that everyone should have the opportunity to prosper, and we never stop working to find new, innovative ways to make that possible.

Stockholder Engagement

We regularly assess our corporate governance and compensation practices. As part of this assessment, we proactively engage with our stockholders to ensure their perspectives are considered by the Board. For more about our stockholder engagement and the topics discussed, see page 20 of this proxy statement.

Stockholder Value Delivered

The graph below compares the cumulative total shareholder return ("TSR") on Intuit common stock for the last five full fiscal years with the cumulative total returns on the S&P 500 Index and the Morgan Stanley Technology Index for the same period.

The graph assumes that $100 was invested in Intuit common stock and in each of the other indices on July 31, 2020, and that all dividends were reinvested. The comparisons in the graph below are based on historical data – with Intuit common stock prices based on the closing price on the dates indicated – and are not intended to forecast the possible future performance of Intuit's common stock.

Comparison of 5 Year Cumulative Total Return*

Among Intuit Inc., the S&P 500 Index, and Morgan Stanley Technology Index



* $100 invested on 7/31/20 in stock or index, including reinvestment of dividends. Fiscal year ending July 31.

Copyright © 2025 Standard and Poor's, a division of S&P Global. All rights reserved.

Voting Roadmap

 **1** Election of Directors

Eleven of the Board's 13 current directors are standing for election to the Board at the Meeting. The nominees bring a wealth of experience and proven leadership across a range of industries. The slate of nominees reflects a balance between Intuit's commitment to thoughtful Board refreshment and the value of the experience that our longer-tenured directors bring.

 The Board recommends that you vote **FOR** the election of each of the director nominees.

See **page 24** for more information.

Board Highlights

Board Composition

The following charts reflect the tenure, age, and independence of our director nominees.



Tenure	Age	Independence
Median: 7 Average: 9	Median: 60 Average: 61	
■ 11+ Yrs	■ ≤50	■ Independent
■ 6-10 Yrs	■ 51-60	■ Not Independent
■ 0-5 Yrs	■ 61+	

Three of our director nominees are women and eight are men. As self-identified, Mr. Goodarzi is Middle Eastern, Ms. Liu, Mr. Prabhu, and Mr. Yuan are Asian, Ms. Mawakana is Black/African American, Mr. Vazquez is Latino/Hispanic, and Ms. Burton, Mr. Cook, Mr. Dalzell, Mr. Norrod, and Mr. Szkutak are White. As discussed in the Appointment of New Directors section, beginning August 1, 2026 (and assuming all our current director nominees are elected at the Meeting and continue to serve), four of our directors will be women and nine will be men.

Director Nominees

The following table provides summary information about each director nominee.

⌐ Independent Director Nominee

Eve Burton, 67

Executive Vice President and Chief Legal Officer, The Hearst Corporation

Director Since: 2016
Other Public Company Boards: 0
Committees: AC, ARC

Scott D. Cook, 73

Founder, Intuit Inc.

Director Since: 1984
Other Public Company Boards: 0

Richard L. Dalzell, 68

Former Senior Vice President and Chief Information Officer, Amazon.com, Inc.

Director Since: 2015
Other Public Company Boards: 0
Committees: AC (Chair), ARC

Sasan K. Goodarzi, 57

President and Chief Executive Officer, Intuit Inc.

Board Chair (effective as of the Meeting date)
Director Since: 2019
Other Public Company Boards: 1

Deborah Liu, 49

Former President, Chief Executive Officer and Director, Ancestry.com LLC

Director Since: 2017
Other Public Company Boards: 0
Committees: CODC, NGC (Chair)

Tekedra Mawakana, 54

Co-Chief Executive Officer and Director, Waymo LLC

Director Since: 2020
Other Public Company Boards: 0
Committees: CODC, NGC

Forrest Norrod, 60

Executive Vice President and General Manager of the Data Center Solutions Business Group, Advanced Micro Devices, Inc.

Director Since: 2024
Other Public Company Boards: 0
Committees: CODC, NGC

Vasant Prabhu, 65

Former Chief Financial Officer and Vice Chairman, Visa, Inc.

Lead Independent Director (effective as of the Meeting date)
Director Since: 2024
Other Public Company Boards: 2
Committees: AC, ARC

Thomas Szkutak, 64

Former Senior Vice President and Chief Financial Officer, Amazon.com, Inc.

Director Since: 2018
Other Public Company Boards: 0
Committees: ARC (Chair), NGC

Raul Vazquez, 54

Chief Executive Officer and Director, Oportun Financial Corporation

Director Since: 2016
Other Public Company Boards: 1
Committees: AC, CODC (Chair)

Eric S. Yuan, 55

Chief Executive Officer and Director, Zoom Video Communications, Inc.

Director Since: 2023
Other Public Company Boards: 1
Committees: ARC, NGC

Number of meetings in fiscal 2025

3	AC	Acquisition Committee
9	ARC	Audit and Risk Committee
6	CODC	Compensation and Organizational Development Committee
4	NGC	Nominating and Governance Committee

Board Skills and Expertise

Our Board is committed to excellence in its governance practices, including with respect to the Board's composition. The Board and its Nominating and Governance Committee believe that a board with a diverse range of skills and experience is important for reaching sound decisions that drive stockholder value. Our Board has undergone significant refreshment in recent years to include the experience, perspectives, and skill sets that promote effective oversight as our business evolves. Over the last three years, four new independent directors were elected to our board. Our 11 director nominees represent a broad range of tenures, expertise, skills, backgrounds, perspectives, viewpoints, and professional experience.

The following chart reflects the experience and expertise of the 11 director nominees for our Board. These are the skills and qualifications our Board considers important for our directors in light of our current business strategy and structure.

 Customer domain expertise —consumer and small and mid-market businesses
9 director nominees

 Go-to-market, digital marketing, partnerships, and international expertise
11 director nominees

 Public company board experience (current and former)
10 director nominees

 Product domain expertise - SaaS, mobile, services, and money innovation
9 director nominees

 Public policy/ government relations
4 director nominees

 Financial acumen or expertise, including CEO/ CFO or audit committee experience
11 director nominees

 Technology domain expertise—software development, cloud, data, AI, platform, and cybersecurity
10 director nominees

 C-suite experience (current and former)
11 director nominees

 Proven business acumen, collaboration, and industry engagement
11 director nominees

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2 Advisory Vote to Approve Executive Compensation (Say-on-Pay)

In accordance with Section 14A of the Securities Exchange Act of 1934 (the "Exchange Act"), we are asking stockholders to vote, on an advisory basis, to approve Intuit's executive compensation for our Named Executive Officers ("NEOs").

 The Board recommends that you vote **FOR** approval, on an advisory basis, of the compensation of our NEOs.

See **page 36** for more information.

Executive Compensation Highlights

Performance-based Payouts

Our executive compensation programs are designed to reward both short- and long-term growth in the revenue and profitability of our business, TSR that compares favorably to the TSR of certain peer companies, and progress on goals to deliver for our True North stakeholders. As shown below, the vast majority of fiscal 2025 compensation for our NEOs was performance-based.

CEO Total Direct Compensation[1]



23%
Options
4%
Base Salary
7%
Incentive Cash
96%
Performance-based
23%
RSUs
43%
PSUs

Other NEOs Total Direct Compensation[1]



22%
Options
5%
Base Salary
6%
Incentive Cash
95%
Performance-based
22%
RSUs
45%
PSUs

(1) Total direct compensation reflects base salary, actual bonus payout, and equity awards granted during fiscal 2025. Consistent with disclosure in the Fiscal Year 2025 Summary Compensation Table, equity awards are reported at grant date fair value (which, for the PSUs, is based on the probable outcome of achievement of the performance goals using a widely accepted probability model), and salary and incentive cash are reported based on the actual amounts earned with respect to fiscal 2025.

Consistent with our compensation objectives, our NEOs were provided the following base salaries, cash incentives, and equity incentives in fiscal 2025:

			Long-Term Equity Incentives			
Name and Position	Salary ($)	Cash Incentive ($)	Option Awards ($)	RSUs ($)	PSUs ($)	Total ($)
Sasan K. Goodarzi President and Chief Executive Officer	1,300,000	2,600,000	8,650,168	8,650,338	15,635,046	36,835,552
Sandeep S. Aujla Executive Vice President and Chief Financial Officer	800,000	960,000	3,625,099	3,625,596	7,250,562	16,261,257
Alex Balazs Executive Vice President and Chief Technology Officer	770,000	924,000	3,500,045	3,500,602	7,000,291	15,694,938
Mark Notarainni Executive Vice President and General Manager, Consumer Group	770,000	924,000	3,625,099	3,625,596	7,250,562	16,195,257
Marianna Tessel Executive Vice President and General Manager, Small Business Group	800,000	960,000	3,625,099	3,625,596	7,250,562	16,261,257

The table above excludes the grant date fair value of matching restricted stock units ("RSUs") granted to executive officers under the Management Stock Purchase Program. It also excludes certain items that are reflected as "All Other Compensation" in the Fiscal Year 2025 Summary Compensation Table. These items are not typically considered in the Compensation and Organizational Development Committee's ("Compensation Committee") deliberations regarding annual compensation for our senior executives because (i) the amounts are non-recurring, not material, or not considered to be core elements of compensation by the committee, or (ii) the benefits are available to a large group of employees. For a complete discussion of our executive compensation program, see the Compensation Discussion and Analysis section and the Executive Compensation Tables below.



3 Ratification of Selection of Ernst & Young LLP as Intuit's Independent Registered Public Accounting Firm

The Audit and Risk Committee has selected Ernst & Young LLP as the independent registered public accounting firm to perform the audit of Intuit's consolidated financial statements and the effectiveness of our internal control over financial reporting for the fiscal year ending July 31, 2026.

The Audit and Risk Committee made this selection based on Ernst & Young LLP's independence, performance, and extensive knowledge of our business, controls, and processes.

 The Board recommends that you vote **FOR** the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending July 31, 2026.

See **page 76** for more information.

4 Stockholder Proposal

A stockholder has requested that the Board issue a report assessing the return on investment of the company's diversity and inclusion programs.

 The Board recommends that you vote **AGAINST** the proposal, as it is unnecessary given the company's robust risk mitigation processes that are already in place.

See **page 79** for more information.

Corporate Governance

Corporate Governance Practices

Intuit is committed to excellence in corporate governance. We maintain numerous policies and practices that demonstrate this commitment, including those summarized below.

 Independence

- All non-employee directors are independent
- Independent directors meet regularly in executive session
- All members of the Board's four standing committees are independent
- Commitment to Board refreshment, with four new independent directors added in the last three years

 Stockholder Engagement

- Long-standing, proactive, and robust stockholder engagement program, including independent director participation at times
- Our bylaws provide stockholders with a proxy access right
- Stockholders may act by written consent

 Accountability

- Annual election of all directors and majority voting in uncontested elections
- Annual stockholder advisory vote to approve Named Executive Officer compensation
- Annual Board evaluation of CEO performance
- Cash bonuses and equity awards are subject to clawback

Alignment with Stockholder Interests

- Pay-for-performance executive compensation program
- Robust stock ownership requirements for senior executive officers and non-employee directors, including 10x salary for the CEO and 10x annual cash retainer for non-employee directors
- Prohibition against director and employee (including officer) hedging and pledging of Intuit stock
- Single class of stock with equal voting rights

 Board Practices

- Lead Independent Director with significant responsibilities
- Corporate Governance Principles that are publicly available and reviewed annually
- Board composition reflects a range of backgrounds, skills, tenure, and experience
- Rigorous annual Board and committee self-evaluation process
- Annual review of management succession plans
- Regular review of cybersecurity and other significant risks to Intuit

Ethics Practices

- Code of Conduct & Ethics for employees that is monitored by Intuit's ethics office and overseen by the General Counsel
- Code of Ethics that applies to all Board members
- Ethics hotline that is available to all employees as well as third parties
- Non-retaliation policy for reporting ethics concerns
- Audit and Risk Committee reviews complaints regarding accounting, internal accounting controls, auditing, and federal securities law matters

Transparency and Responsibility

- Nominating and Governance Committee oversees corporate responsibility and reviews environmental, social, and governance matters
- Compensation and Organizational Development Committee oversees initiatives in support of organizational development
- Annual stakeholder impact report (reporting under Global Reporting Initiative, Sustainability Accounting and Standards Board and Task Force on Climate-related Financial Disclosures frameworks) and dedicated website disclosing our practices, including with respect to job creation, job readiness and fair pay and climate impact (https://www.intuit.com/company/corporate-responsibility/)
- Detailed financial reporting and proxy statement disclosure designed to be clear and understandable

- Dedicated website disclosing responsible AI principles that guide how we operate and scale our AI-driven expert platform responsibly and a mechanism for reporting concerns (https://www.intuit.com/privacy/responsible-ai/)
- Public disclosure of Corporate Governance Principles, Board Code of Ethics, Bylaws, Board committee charters, Code of Conduct & Ethics, corporate tax policy, global human rights policy, and other documents (https://investors.intuit.com/corporate-governance/governance-documents)
- Voluntary website disclosure regarding Intuit's political expenditures, political accountability policy and positions on public policy issues that impact the way we serve our customers (https://investors.intuit.com/corporate-governance/political-accountability)

Board Responsibilities and Structure

The Board's Role

The Board oversees management's performance on behalf of Intuit's stockholders. The Board's primary responsibilities include the following.

Monitor management's performance to assess whether Intuit is operating in an effective, efficient, and ethical manner in order to create value for Intuit's stockholders	Periodically review Intuit's long-range strategic plan, business initiatives, enterprise risk management, capital projects, and budget matters	Oversee long-term succession planning, select the CEO, evaluate CEO performance, and determine CEO compensation

Board's Role in Strategy

Our Board recognizes the importance of designing our overall business strategy to create long-term, sustainable value for Intuit stockholders. As a result, the Board maintains an active oversight role in helping management formulate, plan, and implement Intuit's strategy. Specifically, the Board has a robust annual strategic planning process that includes reviewing our business and financial plans, strategies, and near- and long-term initiatives. This annual process includes a full-day Board session to review Intuit's overall strategy with our senior leadership team and quarterly meetings to review progress against that strategy. In addition, every year, the Board reviews Intuit's three-year financial plan, which serves as the basis for the annual operating plan for the upcoming year.

The Board considers the progress of and challenges to Intuit's strategy, as well as related risks, throughout the year. At each regularly scheduled Board meeting, the CEO holds an executive session with the Board to discuss strategic and other significant business developments since the last meeting.

Board's Oversight of Risk

The full Board regularly reviews Intuit's significant risks, oversees our risk management program, and delegates certain risk oversight responsibilities to Board committees. Management is responsible for balancing risk and opportunity in support of Intuit's objectives, and carries out the daily processes, controls, and practices of our risk management program - many of which are embedded in our operations, including our disclosure controls and procedures.

Our Enterprise Risk Management ("ERM") program is intended to review and address Intuit's critical enterprise risks, including strategic, technology, financial, compliance, and operational risks. Intuit's Chief Compliance Officer, who reports to our General Counsel, facilitates the ERM program. As part of our ERM process, management annually identifies, assesses, prioritizes, and develops mitigation plans for Intuit's top risks over short- and longer-term time horizons. These plans are reviewed annually with the full Board and the Audit and Risk Committee and, throughout the year, the standing committees of the Board review the risk management activities under their purview and report to the full Board as appropriate. From time to time, the Board, its committees or management consult with third-party advisors on particular risks.

Risk Oversight Responsibilities

Board of Directors

- The Board maintains direct oversight of our strategic risk exposure as part of its responsibility to oversee corporate strategy. The Board believes it currently benefits from review and discussion of this risk exposure among all directors and that this oversight role is appropriate given the collective breadth and depth of experience of our Board members.
- The Board regularly reviews and discusses significant risks with management, including through the annual strategic planning process and reviews of annual operating plans, financial performance, merger and acquisition opportunities, market environment updates, legal and regulatory developments, and presentations on specific risks.
- The Board also reviews reports from each committee regarding risk matters under its purview.

Acquisition Committee

Meetings in Fiscal 2025

3

Areas of Risk Oversight

- Reviews risks associated with Intuit's acquisition, divestiture, and strategic investment activities, and the strategy and business models of acquisition candidates
- Oversees the performance of Intuit's completed acquisitions, divestitures, and strategic investment transactions

Regular Reports From

- Chief Corporate Strategy & Development Officer
- General Counsel
- Other Senior Business Leaders

Audit and Risk Committee

Meetings in Fiscal 2025

9

Areas of Risk Oversight

- Has primary responsibility for overseeing our ERM program
- Receives a quarterly report from the Chief Compliance Officer on Intuit's top risk areas and the progress of the ERM program
- Oversees particular risks, such as financial management, privacy, cybersecurity, and fraud
- Annually reviews our ERM policies and processes, and from time to time separately reviews the Board's approach to risk oversight
- Oversees our ethics and compliance programs, including our Code of Conduct & Ethics, the Board Code of Ethics, and responsible AI
- Oversees litigation risks

Regular Reports From

- Chief Financial Officer
- Chief Accounting Officer
- Chief Information Security & Fraud Prevention Officer
- Chief Compliance Officer
- Chief Data Officer
- General Counsel
- Controller
- Head of Internal Audit
- Head of Investor Relations
- Other Senior Business Leaders

Compensation and Organizational Development Committee

Meetings in Fiscal 2025

6

Areas of Risk Oversight

- Reviews risks associated with our compensation programs, policies and practices, both for executives in particular and for employees generally
- Assists the Board in its oversight of stockholder engagement on executive compensation matters
- Oversees succession planning and senior leadership development
- Oversees organizational development activities and human capital management, including management depth and strength assessment; leadership development; company-wide organization and talent assessment; employee recruitment, engagement and retention; workplace environment and culture; employee health and safety; and fair pay

Regular Reports From

- Chief People & Places Officer
- General Counsel and Deputy General Counsel
- Head of Total Rewards
- Head of Investor Relations
- Head of Diversity & Inclusion
- Other Senior Business Leaders

Nominating and Governance Committee

Meetings in Fiscal 2025

4

Areas of Risk Oversight

- Reviews risks associated with corporate governance
- Oversees overall board effectiveness, including identifying and recruiting members with appropriate skills, experience and characteristics
- Annually reviews and approves our Political Accountability Policy
- Oversees our corporate responsibility risks and practices and discusses with management periodic reports on the company's (i) progress on environmental, social, and governance matters and (ii) communications with stockholders and other stakeholders regarding these matters
- Assists the Board in its oversight of our engagement with stockholders

Regular Reports From

- Chief Corporate Affairs Officer
- General Counsel and Deputy General Counsel
- Head of Corporate Responsibility
- Head of Investor Relations
- Other Senior Business Leaders

Key Areas of Oversight

Oversight of Cybersecurity Risks

Our full Board provides ultimate oversight for the cybersecurity program and has delegated to the Audit and Risk Committee primary oversight of cybersecurity risks. The Audit and Risk Committee receives regular, quarterly reports from our Chief Information Security and Fraud Prevention Officer ("CISO") and a cross-functional cybersecurity, compliance, risk, and fraud team. These reports include cybersecurity and anti-fraud efforts, including updates, metrics, and trends, such as the status of prior security events, existing and emerging threat landscapes, the results of audits or assessments, fraud prevention efforts, vulnerability detection and disclosure changes, and the status of projects to strengthen our security systems and improve incident readiness, and how these may affect broader enterprise risk management. Under our incident response processes, the CISO, or other management, reports certain incidents to the Audit and Risk Committee or the full Board, as appropriate.

Oversight of Environmental, Social, and Governance Risks

The Board has been highly engaged with management on the evolution of Intuit's environmental, social, and governance practices and reporting. The Board oversees the assessment of these risks as part of the development of our overall long-term strategy and receives regular updates from management and the Board's committees on these matters. Given our cross-functional approach to these matters, oversight responsibility is allocated across the Board's committees based on their areas of expertise.

Compensation and Organizational Development Committee

Oversees organizational development, including diversity and inclusion and fair pay, and considers our True North Goals in making executive compensation decisions

Nominating and Governance Committee

Oversees our corporate responsibility strategy and goals, including environmental, sustainability, and social matters

Audit and Risk Committee

Oversees our cybersecurity and anti-fraud practices, as well as our disclosure practices relating to environmental, social, and governance matters

Responsible AI Oversight and Governance

Intuit is dedicated to using AI in a thoughtful and responsible way that helps power prosperity around the world. Our responsible AI principles guide how we operate and scale our AI-driven expert platform in a responsible manner.

Responsible AI Principles

Powering prosperity

We develop and deploy AI to power prosperity around the world for consumers, small businesses, and self-employed individuals.

Enhancing human talent

We build AI that works hand-in-hand with people to help them do their jobs better.

Fairness

We strive to use AI to improve the financial lives of everyone, including those who have historically been excluded from access to financial services.

Accountability

We follow a thoughtful approach to ensure the responsible use of our AI.

Transparency

We strive for the right level of transparency and explainability in our AI.

Privacy and security

Our commitment to privacy and security extends to our AI systems.

These principles are operationalized through our multi-layered governance framework, which helps us proactively identify and mitigate potential negative or unintended impacts that could result from our use of AI.

AI Governance

Board of Directors and Audit and Risk Committee

- Provides oversight primarily through the Audit and Risk Committee, which receives updates on the company's compliance programs, including the responsible AI governance framework
- The Audit and Risk Committee receives periodic reports from the AI Governance Committee

AI Governance Committee

- Includes senior executives with multidisciplinary backgrounds who lead the company's data, legal, technology, communications, cybersecurity, and people and places teams
- Oversees the company's deployment of AI across its offerings

Responsible AI Team

- A multidisciplinary and cross functional team that includes people with expertise in data privacy, AI, data science, engineering, product management, legal, compliance, security, ethics, and public policy
- Operationalizes the responsible AI governance framework and engages with external stakeholders to share learnings and promote responsible AI practices
- Established enterprise-wide governance practices that align with the company's responsible AI principles

Intuit Employees

- All Intuit employees are responsible for working in accordance with the company's values and responsible AI principles
- In addition to mandatory training, employees have access to internal forums, internal communications resources, and other responsible AI awareness tools

Oversight of Management Succession Planning

The Board's oversight of management succession planning is key to ensure the company's continuing ability to fuel the financial success of its customers in the future. Our thoughtful and orderly approach to long-term leadership development and management succession planning is overseen by our Compensation Committee and discussed by the full Board on at least an annual basis. This process includes discussions about the succession process and timeline, assessments of successor candidates for the CEO and other senior leadership positions, the leadership pipeline and development plans for the next generation of senior leadership, and organizational development. The Compensation Committee also oversees crisis succession plans.

Board Leadership Structure

Each year, the Board reviews its leadership structure and determines whether, at the time, it is in the best interests of Intuit and our stockholders for the roles of Board Chair and CEO to be held by the same person or by different people. When the same person serves as both Board Chair and CEO, our Corporate Governance Principles require the independent directors to appoint a Lead Independent Director. When the roles are separated and the Board Chair is not independent, the independent directors may appoint a Lead Independent Director.

Currently, the roles of Board Chair and CEO are separated, and the Board Chair is an independent director, Ms. Nora Johnson. On November 20, 2025, we announced that the Board Chair, Ms. Nora Johnson, will not be standing for reelection at the Meeting and that the Board has appointed Mr. Goodarzi, our CEO, as Board Chair and Mr. Prabhu, an independent director, as Lead Independent Director, effective as of the date of the Meeting and subject to their reelection at the Meeting. A majority of the Board will continue to be highly-engaged independent directors, and all standing committees will continue to be made up entirely of independent directors. The Board believes that this governance structure is optimal at this time for guiding our company through the next stage of growth and maintaining the focus required to achieve our business goals. The Board believes this structure provides an effective balance between strong company leadership and oversight by independent directors. It enables Mr. Goodarzi to focus his attention on our business strategy and operations while empowering Mr. Prabhu to lead the Board's independent oversight of management and facilitate the critical flow of information between the Board and management.

Role of the Lead Independent Director



As Lead Independent Director, Mr. Prabhu's responsibilities include the following.

- **Presiding at meetings** of the Board at which the Board Chair is not present, including executive sessions of the independent directors, which occur at least quarterly
- **Approving the agenda** for Board meetings (in consultation with the Board Chair) and the schedule for Board meetings to provide sufficient time for discussion of all agenda items
- **Ensuring the Board** receives adequate and timely information
- **Overseeing the annual board evaluation** with an independent third-party at the direction of the Nominating and Governance Committee
- **Serving as liaison** between the Board Chair and the independent directors
- **Being available** for consultations and communications with stockholders as appropriate
- **Overseeing the annual evaluation of the CEO's performance,** together with the Compensation Committee
- **Calling executive sessions** of the independent directors
- **Facilitating the critical flow of information** between the Board and senior management
- **Any other functions and responsibilities** as requested by the Board from time to time

Board, Committee, and Annual Stockholder Meetings

The Board and its committees hold regular meetings throughout the year on a set schedule, and also hold special meetings and act by written consent from time to time, as appropriate. The Board held four meetings during fiscal 2025.

The Board expects that all directors will prepare for, attend, and participate in all Board and applicable committee meetings, and will see that other commitments do not materially interfere with their service on the Board. During fiscal 2025, all current directors attended at least 75% of the aggregate number of meetings of the Board and the committees on which they served.

Our Corporate Governance Principles encourage all directors to attend our annual meeting of stockholders. Twelve of the 13 directors who were serving at the time of the 2025 Annual Meeting of Stockholders attended that meeting.

> The Board regularly convenes executive sessions among all Board members, and at every regular Board meeting, the independent directors meet separately in closed session.

Director Orientation and Continuing Education

All new directors participate in an orientation program designed to provide a thorough understanding of the company's business, strategic plans, and governance structure. The program includes written materials, briefings with senior leadership, and educational opportunities. In addition, the Board receives periodic updates on regulatory and other relevant developments from management and outside experts. Board members are encouraged to attend outside director education programs and we reimburse them for reasonable associated costs and expenses.

Board Composition

Director Independence

To be considered independent under the Nasdaq rules, a director must meet several bright-line tests, including that the director is not, and for the last three years has not been, employed by Intuit and that neither the director nor any of his or her family members has engaged in certain types of business dealings with Intuit. The Nominating and Governance Committee and the full Board annually review relevant transactions, relationships, and arrangements that may affect the independence of our Board members. As required by Nasdaq rules, the Board also makes a determination that, in its opinion, no relationship exists that would interfere with any independent director's exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the Board reviews and discusses information provided by the directors and by Intuit with regard to each director's business and personal activities as they relate to Intuit, Intuit's management, and the Board.

The Board also considers the tenure of a director and whether the duration of service could impact the director's independence from management, including the director's engagement with management and the effectiveness of the director's participation in Board and committee deliberations. The Board believes that a balanced mix of board tenure is effective in providing oversight and that our longer-serving directors with extensive relevant experience and institutional knowledge of Intuit bring critical skills to the boardroom. In particular, the Board believes that given the size of our company, the breadth of our offerings, and the increasing regulatory complexity we face across our business, our longer-tenured directors bring a deeper understanding of the company and the risks that we face.

Upon review of these relationships and other information provided by our director nominees, the Board determined that there are no relationships that would interfere with the exercise of independent judgment by Intuit's independent directors in carrying out their responsibilities as directors, and that the following directors and director nominees are independent: Ms. Burton, Mr. Dalzell, Ms. Liu, Ms. Mawakana, Ms. Nora Johnson, Mr. Norrod, Mr. Prabhu, Mr. Roslansky, Mr. Szkutak, Mr. Vazquez, and Mr. Yuan.

At each regularly scheduled meeting of the Board and its committees, independent Board members meet in closed session without any company management present. The independent Board members also meet to review the CEO's performance evaluation and compensation decisions, at the direction of the Compensation Committee.

Qualifications and Evaluation of Directors

The Nominating and Governance Committee believes that all nominees for Board membership should possess the following:

- The highest ethics, integrity, and values
- An inquisitive and objective perspective, practical wisdom, and mature judgment
- Broad, high-level experience in business, technology, government, education, or public policy
- A commitment to representing the long-term interests of Intuit's stockholders
- Sufficient time to carry out the duties of an Intuit director

When identifying potential candidates, the committee considers recommendations from current directors, stockholders, management, and others, and may engage external search firms to assist. When evaluating director candidates, the committee considers the full range of skills it has determined should be represented on the Board, as described in Proposal 1. The committee also considers other factors, such as independence, expertise, specific skills, and other qualities that may contribute to the Board's overall effectiveness. Each potential candidate undergoes a vetting process that considers their background, independence, and alignment with the Board's priorities. The committee, Board leadership, and other directors may interview candidates as part of this process. If the committee determines that a candidate meets the Board's needs and desired qualifications, it recommends the candidate to the full Board for appointment or nomination.

The Board and the committee seek nominees whose varied professional experience, skills, and expertise complement those of our existing directors and provide an overall balance of perspectives and backgrounds. In selecting nominees, the committee looks for individuals with varied professional experience, backgrounds, knowledge, skills, and viewpoints in order to build and maintain a board that, as a whole, provides effective oversight of management. As part of its annual evaluation process, the committee assesses its ability to build an effective board.

Stockholder Recommendations of Director Candidates

Our Nominating and Governance Committee will consider director candidates recommended by stockholders. You may find our Corporate Governance Principles, which outline our Board membership criteria, at https://investors.intuit.com/corporate-governance/conduct-and-guidelines/default.aspx. Any stockholder who wishes to recommend a candidate for the committee's consideration should submit the candidate's name and qualifications via our website at https://investors.intuit.com/corporate-governance/conduct-and-guidelines/contact-the-board/default.aspx or by mail to the Nominating and Governance Committee, c/o Corporate Secretary, Intuit Inc., P.O. Box 7850, Mail Stop 2700, Mountain View, California 94039-7850. For faster delivery, we suggest that any communications be made via our website. The committee's policy is to evaluate candidates properly recommended by stockholders in the same manner it evaluates candidates recommended by management or current Board members. Recommendations for director nomination received by the Corporate Secretary that satisfy our bylaw requirements will be presented to the Nominating and Governance Committee for its consideration.

In addition, our bylaws permit stockholders (either individually or in a group of up to 20 stockholders) that have owned 3% or more of Intuit's outstanding shares continuously for at least three years to submit director nominees (the greater of two directors or up to 20% of our Board) for inclusion in our proxy materials. For additional information, see Stockholder Proposals and Nominations for the 2027 Annual Meeting of Stockholders.

Appointment of New Directors

On November 18, 2025, the Board appointed Adena Friedman and Bill McDermott to the Board as independent directors for a term that will begin on August 1, 2026 in order to accommodate their pre-existing professional obligations. Ms. Friedman's and Mr. McDermott's initial terms will run through the date of the 2027 Annual Meeting of Stockholders, when we currently expect they will stand as nominees. While Ms. Friedman and Mr. McDermott are not nominees for election as directors at the Meeting, we are providing additional information about their experience and qualifications to provide transparency to our stockholders.

Ms. Friedman has served as the Chief Executive Officer of Nasdaq, Inc., a stock market index, since 2017, and Chair of the Board of Directors of Nasdaq since 2023. Previously, Ms. Friedman held the positions of President and Chief Operating Officer of Nasdaq from 2015 to 2016, and President from 2014 to 2015. Ms. Friedman served as Chief Financial Officer and Managing Director of The Carlyle Group Inc. from 2011 to 2014. Prior to joining The Carlyle Group, Ms. Friedman was a member of Nasdaq's management team for over a decade as head of data products, head of corporate strategy, and Chief Financial Officer. Ms. Friedman has served as a Class B director of the Federal Reserve Bank of New York since 2018. In 2024, she was elected to the Business Roundtable ("BRT") Board of Directors and currently serves as the Chair of the BRT's Technology Committee. Ms. Friedman has also served as a member of the Vanderbilt University Board of Trust since 2020.

Mr. McDermott has served as the Chief Executive Officer of ServiceNow, Inc., a software company, since 2019 and as Chairman of the Board of ServiceNow since 2022. Mr. McDermott has served as a member of the Board of Directors of ServiceNow since 2019 and as President of ServiceNow from 2019 to 2023. Previously, Mr. McDermott served as the Chief Executive Officer of SAP SE from 2014 to 2019, Co-CEO from 2010 to 2014, and an executive board member from 2010 to 2019. Mr. McDermott was Chief Executive Officer of SAP America from 2002 to 2010. Previously, he was Executive Vice President of Worldwide Sales and Operations at Siebel CRM Systems, Inc. from 2001 to 2002 and President of Gartner from 2000 to 2001. Mr. McDermott also served on the board of Fisker Inc. from 2020 to 2024.

Service on Other Boards and Job Changes

Each director is expected to see that their other existing and planned future commitments do not materially interfere with their service on the Board. Directors generally may not serve on the boards of more than five public companies, including Intuit's Board. In fiscal 2025, none of our directors served on more than two other public company boards at the same time that they served on our Board. We annually review each director's compliance with the policy.

Any director who has a principal job change, including retirement, must offer to submit a letter of resignation to the Board Chair. The Board, in consultation with the Nominating and Governance Committee, will determine whether to accept or reject any such resignation offer after considering whether the composition of the Board remains appropriate under the new circumstances.

Board Committees and Charters

The Board has delegated certain responsibilities and authority to its four standing committees: Acquisition Committee, Audit and Risk Committee, Compensation Committee, and Nominating and Governance Committee. Committees report regularly to the full Board on their activities and actions.

Each committee has a charter that it reviews annually, making recommendations to the Board for any charter revisions that might be needed to reflect evolving best practices and stock exchange or other requirements. All four committee charters are available on our website at https://investors.intuit.com/corporate-governance/committee-composition/default.aspx. The members of each committee are independent and appointed by the Board based on recommendations of the Nominating and Governance Committee. Committee members have the opportunity to meet in closed session, without management present, during each committee meeting.

The names listed below reflect the composition of the committees as of the date of this proxy statement. Ms. Nora Johnson and Mr. Roslansky will serve on the committees to which they are assigned until the date of the Meeting.

AC

Acquisition Committee

Meetings in fiscal 2025: 3



Chair: Richard L. Dalzell

  
 

Other Members:
Eve Burton
Suzanne Nora Johnson
Vasant Prabhu
Ryan Roslansky
Raul Vazquez

Key Responsibilities

- Reviewing and approving acquisition, divestiture, and strategic investment transactions proposed by Intuit's management if the total amount to be paid or received by Intuit meets certain Board-established requirements, which the Board periodically revisits.
- Regularly reporting to the Board the committee's activities and actions relating to acquisitions, divestiture, and strategic investment transactions, including ongoing assessments of completed transactions.

ARC

Audit and Risk Committee

Meetings in fiscal 2025: 9



Chair: Thomas Szkutak

  
 

Other Members:
Eve Burton
Richard L. Dalzell
Suzanne Nora Johnson
Vasant Prabhu
Eric S. Yuan

Key Responsibilities

- Representing and assisting the Board in its oversight of Intuit's financial reporting, internal controls, and audit functions.
- Selecting, evaluating, retaining, compensating, and overseeing Intuit's independent registered public accounting firm.
- Overseeing cybersecurity and other risks relevant to our information technology environment, including by receiving regular cybersecurity updates from Intuit's management team.
- Receiving and reviewing periodic reports from management regarding Intuit's ethics and compliance programs.

Our Board has determined that each member of the Audit and Risk Committee is both independent (as defined under applicable Nasdaq listing standards and SEC rules related to audit committee members) and financially literate (as required by Nasdaq listing standards). The Board also has determined that each of Mr. Prabhu, Ms. Nora Johnson, Mr. Szkutak, and Mr. Yuan qualifies as an "audit committee financial expert" as defined by SEC rules, and has "financial sophistication" in accordance with Nasdaq listing standards.

The Audit and Risk Committee held closed sessions with our independent registered public accounting firm, Ernst & Young LLP, during all of its regularly scheduled meetings in fiscal 2025.

Compensation and Organizational Development Committee

Meetings in fiscal 2025: 6



Chair: Raul Vazquez

 
 

Other Members:
Deborah Liu
Tekedra Mawakana
Forrest Norrod
Ryan Roslansky

Key Responsibilities

- Assisting the Board in reviewing and approving executive compensation and in overseeing organizational and management development for executive officers and other Intuit employees.
- Together with the CEO and the Chief People & Places Officer, periodically reviewing Intuit's key management personnel from the perspectives of leadership development, organizational development, and succession planning.
- Evaluating Intuit's strategies for hiring, developing, and retaining executives in an increasingly competitive environment, with the goal of creating and growing Intuit's "bench strength" at senior executive levels.
- Annually reviewing our non-employee director compensation programs and making recommendations on the programs to the Board.
- Overseeing our stock compensation programs.
- Overseeing the administration of any compensation recoupment or clawback policy.
- Overseeing broader organizational development activities and human capital management, including management depth and strength assessment; company-wide organization and talent assessment; employee recruitment, engagement and retention; workplace environment and culture; employee health and safety; and fair pay.

For more information on the responsibilities and activities of the Compensation Committee, including its processes for determining executive compensation, see the Compensation and Organizational Development Committee Report and Compensation Discussion and Analysis below, particularly the discussion of the Role of Compensation Consultants, Executive Officers and the Board in Compensation Determinations. The Compensation Committee may delegate any of its responsibilities to subcommittees or to management as the committee may deem appropriate in its sole discretion.

Our Board has determined that each member of the Compensation Committee is independent under Nasdaq listing standards applicable to compensation committee members and a "Non-Employee Director," as defined in Rule 16b-3 of the Exchange Act. During fiscal 2025, the Compensation Committee held closed sessions with the independent compensation consultant during all of its regularly scheduled meetings.

Nominating and Governance Committee

Meetings in fiscal 2025: 4



Chair: Deborah Liu

 
 

Other Members:
Tekedra Mawakana
Forrest Norrod
Thomas Szkutak
Eric S. Yuan

Key Responsibilities

- Reviewing and making recommendations to the Board regarding Board composition and our governance standards.
- Evaluating the skills, experience, and other characteristics that are appropriate to promote the effectiveness of the Board.
- Identifying and evaluating candidates for director.
- Overseeing our Political Accountability Policy, Corporate Governance Principles, and Board Code of Ethics, and reviewing each of these documents on an annual basis.
- Overseeing Intuit's corporate responsibility practices, including environmental, sustainability, and social matters, and discussing with management periodic reports on the company's (i) efforts on environmental, social, and governance matters and (ii) communications with stockholders and other stakeholders regarding these matters.
- Overseeing orientation and continuing education for directors.
- Assisting the Board's oversight of the company's engagement with stockholders.

From time to time, the committee retains a third-party search firm to help identify potential director candidates.

Our Board has determined that each member of the Nominating and Governance Committee is independent, as defined under applicable Nasdaq listing standards.

Annual Board Evaluation

The Nominating and Governance Committee oversees this process, which was led by the Board Chair in fiscal 2025 and facilitated by an independent third party.

The evaluation process

1 Each Board member assesses the performance of the Board as a whole and the other directors.

2 Each Board member assesses the performance of the committees, including how well each committee keeps the full Board informed.

3 Each committee member assesses the performance of each committee on which he or she sits, including by evaluating the specific areas over which the committee has oversight responsibility.

4 Board members meet individually with the Board Chair and the independent third party to discuss their assessments and to provide further feedback.

5 The Board Chair and the independent third party share feedback received with individual directors, the Nominating and Governance Committee, and the full Board.

6 The full Board reviews and discusses the feedback.

How results are used

by the Board, to identify skills, expertise, experience, or other characteristics that may be desirable in new Board candidates

by the Board, to identify each director's strengths and areas of opportunity and to provide insight into how each Board member can be most valuable to Intuit

by the Board, to continually improve governance processes, including the flow of information from committees to the Board and the evaluation process itself

by all Board committees, to evolve meeting agendas so the information they receive enables them to effectively address the issues they consider most critical

by the Nominating and Governance Committee, as part of its annual review of each director's performance when considering whether to nominate the director for re-election to the Board



Each year, our Board members assess the performance of the Board and its committees, including evaluation of the following.

Topics covered by the Board during the year

Board members evaluate the broad and evolving range of focus areas in order to assess the Board's effectiveness.

Board culture and structure

Board members evaluate the board's ability to have candid discussions, the rigor of the decision making, and the Board's composition.

Board processes

The Board considers, among other things, the number of meetings, allocation of time for discussions, and Board performance.

Information and resources received by the Board

Board members assess, among other things, the quality of the materials the Board receives and the performance of advisors to the Board and its committees.

Effectiveness of each Board committee and fellow members

Board members assess the effectiveness of each committee and the quality of the reports that the Board receives from the committees.

Transactions with Related Persons

The Audit and Risk Committee is responsible for reviewing, and approving or ratifying, as appropriate, transactions between Intuit (or one of our subsidiaries) and any "related person" of Intuit. Under Securities and Exchange Commission ("SEC") rules, "related persons" include directors, officers, nominees for director, 5% stockholders, and any of their respective immediate family members. The Audit and Risk Committee has adopted a written policy, which is described below, to evaluate these transactions for approval or ratification.

Identifying related persons. We collect and update information about our directors, executive officers, individuals related to them and their respective affiliated entities through annual Director & Officer Questionnaires and quarterly director and executive officer affiliation summaries. Directors and executive officers provide the names of their immediate family members as well as the entities with which they and their immediate family members are affiliated, including board memberships, executive officer positions, and positions with charitable organizations.

Audit and Risk Committee annual pre-approval. On an annual basis, Intuit's accounting, procurement, and legal departments prepare requests for pre-approval of transactions or relationships involving related persons or parties with which Intuit is expected to do business during the upcoming fiscal year. During its regular fourth quarter meeting, the Audit and Risk Committee reviews these requests including the material terms of the transaction and the nature of the related person's interests, and generally pre-approves annual spending and/or revenue levels for each transaction or relationship.

Periodic approvals. During the year, the list of known related persons is circulated to appropriate Intuit employees and is used to identify transactions with related persons. If we identify an actual or potential transaction with a related person that was not pre-approved by the Audit and Risk Committee, Intuit's legal department collects information regarding the transaction, including the identity of the other party, the value of the transaction, and the size and significance of the transaction to both Intuit and the other party. This information is provided to the Audit and Risk Committee, which in its discretion may approve, ratify, rescind, place conditions upon, or take any other action with respect to the transaction.

Monitoring approved transactions and relationships. Following approval by the Audit and Risk Committee, Intuit employees review and monitor the "related person" transactions and relationships from time to time. If transaction levels approach the approved limits, a new approval request is submitted to the Audit and Risk Committee for review at its next meeting.

Since the beginning of fiscal 2025, there have been no transactions, and there currently are no proposed transactions, in excess of $120,000 between Intuit (or one of our subsidiaries) and a related person in which the related person had or will have a direct or indirect material interest.

Insider Trading Policy

Our Policy Prohibiting Insider Trading governs the trading of our securities by our directors, officers, employees, and the company. It prohibits the purchase and sale of Intuit stock while an individual is in possession of material nonpublic information and provides for trading windows during which stock can be bought, sold or otherwise transferred. It also prohibits the placement of Intuit securities into a margin account, pledging any Intuit securities as a collateral for a loan, trading in put or call options or other derivatives of Intuit securities, engaging in short sales of Intuit securities, or purchasing any other financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) that are designed to hedge or offset any decrease in the market value of Intuit securities held directly or indirectly. We believe that the policy is reasonably designed to promote compliance with applicable insider trading laws, regulations, and rules.

Stockholder Engagement

Intuit regularly engages with stockholders to better understand their perspectives. During fiscal 2025, we held discussions with many of our largest stockholders during scheduled events, including our 2025 Annual Meeting of Stockholders and our annual investor day ("Investor Day"), and private meetings held frequently throughout the year.

Investor Day

In September 2025, we hosted our annual Investor Day at our offices in Mountain View, California. This in-person and virtual program gave stockholders the opportunity to hear directly from our management team about Intuit's performance in fiscal 2025, as well as our short- and long-term growth strategies and financial principles. Stockholders that attended in-person were able to ask questions of management. Intuit's leadership team also presented product demonstrations aligned to several of our Big Bet strategic initiatives. The Investor Day materials can be viewed at https://investors.intuit.com/news-events/ir-calendar/detail/20250918-intuits-annual-investor-day.

Investor Outreach

Members of the management team and, at times, Board leadership regularly hold private meetings with stockholders to discuss their perspectives and solicit feedback on various topics.

Fall Fiscal 2026 Outreach



We invited stockholders representing approximately

51%
of shares outstanding

Since our 2025 Annual Meeting, we invited the holders of approximately 51%* of our shares to meet with us to discuss, among other things, our corporate governance and executive compensation practices.

* As of October 31, 2025

We met with stockholders representing approximately

30%
of shares outstanding

Investors holding approximately 30%* of our outstanding shares accepted the invitation to meet with our management team and, at times the Board Chair, to discuss these important matters.

During these meetings, we discussed the following topics with stockholders:

- Board oversight of our cybersecurity program
- Our principles for responsibly operating and scaling our AI-driven expert platform
- Our AI governance approach designed to help identify risk and prevent potential harm to our customers, workers, and communities we serve
- Board skills, refreshment, evaluation, structure, and composition
- Our climate initiatives, including our net-zero goals and strategies to achieve them, and related disclosures
- Board oversight of acquisition and integration risks
- Board oversight of organizational development, including succession planning
- Our approach to executive compensation and alignment between our strategy and our executive compensation practices

Stockholder Feedback Informs Meaningful Board Action

In general, feedback from our stockholders regarding our executive compensation, corporate responsibility, and corporate governance practices is positive. The Board carefully considers the feedback from stockholders and has incorporated it where appropriate. Some examples over the last several years include:

Enhanced Public Reporting and Meaningful Action to Drive Change

- Publicly disclosing responsible AI principles and governance practices
- Reporting climate data against the TCFD framework
- Providing more robust disclosures about the key skills and expertise of our Board members
- Expanding our disclosures to include our corporate responsibility strategies and goals and our progress on them
- Setting and disclosing science-based net-zero emissions targets

Expanded Board Oversight Disclosures

* Expanding our proxy and other disclosures, including, for example, to provide more information about Board oversight of our cybersecurity, corporate responsibility, human capital, corporate responsibility and corporate culture
* Publicly disclosing the Board's oversight of our AI efforts, including our responsible AI program
* Amending the charter of our Compensation Committee to explicitly provide for that committee's oversight of clawback policies

We will continue to engage with our stockholders on a regular basis in order to understand their perspectives and incorporate their feedback, as appropriate, on our financial and stock performance, business strategies, executive compensation programs, and corporate governance practices.

Stockholder Communications with the Board

Any stockholder may communicate with the entire Board or individual directors through our Corporate Secretary via our website at https://investors.intuit.com/corporate-governance/conduct-and-guidelines/contact-the-board/default.aspx or by mail c/o Corporate Secretary, Intuit Inc., P.O. Box 7850, Mail Stop 2700, Mountain View, California 94039-7850. For faster delivery, we suggest that any communications be made via our website. The Board has instructed our Corporate Secretary to review this correspondence and determine whether matters submitted are appropriate for Board consideration. The stockholder communications determined to be appropriate for Board consideration are reviewed by the Nominating and Governance Committee on behalf of the Board. Our Corporate Secretary may forward certain communications elsewhere in the company for review and possible response. Communications such as product or commercial inquiries or complaints, job inquiries, surveys, business solicitations, advertisements, or patently offensive or otherwise inappropriate material are not forwarded to the Board.

Corporate Responsibility Highlights

To help power prosperity around the world, our corporate responsibility strategy is aligned to our mission, our values, and our True North Goals. A way we hold ourselves accountable to our mission is to set measurable True North Goals for the communities we serve. The Compensation Committee considers our performance against all of our True North Goals when making executive compensation determinations. The Board's oversight of these True North Goals is described under the Key Areas of Oversight in the Corporate Governance section.

Job Creation

We believe that talent is dispersed equally, but the opportunity to prosper is not. Rapid technological, environmental, and societal shifts are driving rising inequality in communities across the globe, leading to a lack of job opportunities in many communities today. Through the Prosperity Hub program, we work to address these challenges by creating both virtual and on-site jobs in underserved areas across the U.S. Prosperity Hubs help strengthen local economies and create career pathways that transform financial outcomes for individuals and families. Working with key customer success partner-employers, we engage, train, and retain talent to provide domain and product expertise supporting our offerings. We launched our first Prosperity Hub in 2016 and, in fiscal 2025, our Prosperity Hub program supported over 19,000 seasonal and year-round jobs in these communities, exceeding our goal of 18,000. The jobs generated $224 million of economic impact to the communities we serve, exceeding our fiscal 2025 goal of $190 million.

In fiscal 2025, our Prosperity Hubs had supported over

19,000 seasonal and year-round jobs

Job Readiness

We are committed to providing the education and training that prepares individuals for a prosperous tomorrow. Our programs are designed to spark economic prosperity by preparing students for jobs of the future and teaching finance and durable skills. In fiscal 2025, we continued to partner on these programs with school districts across the U.S., including expanding our Food Truck Program—a free work-based program to provide hands-on training in running a business in high schools—to eight school districts. Our Intuit for Education program also delivered free personal and entrepreneurial financial education using engaging, real-world tools. Since fiscal 2020, we have prepared over 9.3 million individuals for jobs and their financial futures, exceeding our fiscal 2025 cumulative goal of 6.2 million students.

Better prepared over

9.3 million individuals

for jobs and their financial futures since fiscal 2020

Positive Impact on Climate

We have long been focused on making a positive impact on climate, an issue that we believe directly affects prosperity among communities, ecosystems, and businesses. We take a holistic approach to climate and sustainability, driving initiatives both internally within our operational footprint as well as externally in support of the communities we serve. We are committed to reaching net-zero greenhouse gas emissions across our value chain by fiscal 2040, including Scopes 1, 2, and 3. This target has been validated and approved by the Science Based Targets initiative (SBTi), a global body that enables businesses to set ambitious emissions reduction targets in line with the latest climate science and is also aligned with the Paris Climate Accords, an international treaty on climate change that calls for net-zero global emissions by 2050.

For fiscal 2025, we established a goal to reduce greenhouse gas emissions by 10,000 metric tonnes, as a measure of incremental progress towards our 2040 net-zero goals. In fiscal 2025, we reduced greenhouse gas emissions intensity in our value chain but did not meet our interim fiscal 2025 goal for absolute emissions. However, we remain committed to meet our net-zero goals by fiscal 2040.

Committed to reach

net-zero greenhouse gas emissions

by fiscal 2040, including Scopes 1, 2, and 3

To learn more about our holistic approach to making an impact on our True North stakeholders, see our Investor Relations website at https://investors.intuit.com/stakeholder-impact.

Proposal No. 1 – Election of Directors

Our Director Nominees

The Board currently consists of 13 directors, 11 of whom are standing for re-election to the Board at the Meeting. Based on the recommendations of the Nominating and Governance Committee, the Board has nominated Eve Burton, Scott D. Cook, Richard L. Dalzell, Sasan K. Goodarzi, Deborah Liu, Tekedra Mawakana, Forrest Norrod, Vasant Prabhu, Thomas Szkutak, Raul Vazquez, and Eric S. Yuan for election at the Meeting. All of the nominees were last elected to the Board by our stockholders at our 2025 Annual Meeting of Stockholders. Suzanne Nora Johnson and Ryan Roslansky, who are currently serving on the Board, are not nominees for re-election to the Board at the Meeting. Effective as of the Meeting date, the size of our Board will be reduced to 11 members, and is expected to increase to 13 members on the effective date of the appointments of Ms. Friedman and Mr. McDermott. The Board thanks Ms. Nora Johnson and Mr. Roslansky for their years of service.

Broad Range of Skills and Expertise

Our Board nominees are a group of leaders with broad and diverse experience in many areas, as shown below. These are the skills and qualifications our Board considers important for our directors in light of our current business strategy and structure. Our Board nominees have acquired these diverse skills through their accomplished careers and their service as executives and directors of a wide range of other public and private companies.

 Customer domain expertise—consumer and small and mid-market businesses
9 director nominees

 Go-to-market, digital marketing, partnerships, and international expertise
11 director nominees

 Public company board experience (current and former)
10 director nominees

 Product domain expertise - SaaS, mobile, services, and money innovation
9 director nominees

 Public policy/ government relations
4 director nominees

 Financial acumen or expertise, including CEO/ CFO or audit committee experience
11 director nominees

 Technology domain expertise—software development, cloud, data, AI, platform, and cybersecurity
10 director nominees

 C-suite experience (current and former)
11 director nominees

 Proven business acumen, collaboration, and industry engagement
11 director nominees

The charts in the Proxy Summary on page 4 provides additional detail regarding the composition of our Board.

Board Refreshment

Our directors have an extensive breadth of professional backgrounds, including as entrepreneurs, technologists, operational, and financial experts, and global enterprise leaders. In addition, our slate of nominees reflects a balance between Intuit's commitment to thoughtful Board refreshment and the value of the experience that our longer-tenured directors bring, as well as a diversity of backgrounds, experiences, and perspectives. In the past three years, we've added four new independent directors to our Board and four of our nine continuing independent director nominees have served on our Board for five or fewer years. We describe the Nominating and Governance Committee's processes for identifying director nominees and reviewing the Board's composition in the Corporate Governance section.

On November 18, 2025, the Board appointed Adena Friedman and Bill McDermott to the Board as independent directors to a term that will begin on August 1, 2026 in order to accommodate their pre-existing professional obligations, Ms. Friedman's and Mr. McDermott's initial terms will run through the date of the 2027 Annual Meeting of Stockholders, when we currently expect they will stand as nominees. Ms. Friedman and Mr. McDermott are not nominees for election as directors at the Meeting.

Director Biographies

Eve Burton



Executive Vice President and Chief Legal Officer, The Hearst Corporation

Independent

Director since: 2016

Committees:
Acquisition, Audit and Risk

Age: 67

Professional Background

The Hearst Corporation, one of the nation's largest global diversified communications and software companies

- Executive Vice President and Chief Legal Officer since December 2019
- Senior Vice President, General Counsel, 2012-2019
- Vice President and General Counsel, 2002-2012
- Member of Board of Directors, CEO's strategic advisory group and the Hearst Venture Investment Committee
- Founder and Chairwoman of HearstLab, which invests in women-led startups

Ms. Burton manages a global legal team that provides services to all of Hearst's more than 350 businesses around the world. In addition, she oversees compliance, government affairs, and innovation programs. She is also one of Hearst's leaders in M&A and in establishing worldwide strategic enterprise deals.

Prior to joining Hearst, Ms. Burton served as Vice President and Chief Legal Counsel at Cable News Network (CNN). She serves on the board of directors of A&E Television Networks LLC and previously served on the board of directors of AOL.

Other Affiliations

- The David and Helen Gurley Brown Institute for Media Innovation at Stanford and Columbia Universities

Education

- Bachelor of Arts, Hampshire College
- Juris Doctor, Columbia Law School

Key Skills and Experience

- Legal and business experience as an EVP and the chief legal officer of a global company engaged in a broad range of diversified communications and software businesses, including consumer and digital media, health, transportation, and financial services, as well as strategic partnerships and investments
- Insights into operational and security issues facing online consumer services companies and business-to-business software companies
- Expertise in the technology, go-to-market, and public policy domains
- "Financial sophistication" (in accordance with Nasdaq listing standards)

Other Public Company Boards

None

Scott D. Cook



Founder, Intuit Inc.

Director since: 1984

Age: 73

Professional Background

Intuit

- Founder
- Chairman of the Board, 1993-1998
- President and Chief Executive Officer, 1984-1994

Mr. Cook served on the board of directors of The Procter & Gamble Company from 2000 to 2020, where he was a member of the Compensation and the Technology & Innovation Committees, and on the board of directors of eBay Inc. from 1998 to 2015, where he was a member of the Corporate Governance and Nominating Committee.

Education

- Bachelor of Arts, Economics and Mathematics, University of Southern California
- Master of Business Administration, Harvard Business School

Key Skills and Experience

- Experience as an entrepreneur and corporate executive with a background in guiding and fostering innovation at companies in technology and other sectors
- Extensive knowledge of Intuit's operations, markets, customers, management, and strategy
- Experience as a board member of other large, global, consumer-focused companies
- Expertise in the customer, technology, product, and go-to-market domains

Other Public Company Boards

None

Richard L. Dalzell



Former Senior Vice President and Chief Information Officer, Amazon.com, Inc.

Independent

Director since: 2015

Committees:
Acquisition (Chair),
Audit and Risk

Age: 68

Professional Background

Amazon

- Senior Vice President of Worldwide Architecture and Platform Software and Chief Information Officer, 2001-2007
- Senior Vice President and Chief Information Officer, 2000-2001
- Vice President and Chief Information Officer, 1997-2000

Before he joined Amazon, Mr. Dalzell was Vice President of the Information Systems Division at Walmart Inc. for three years. Mr. Dalzell was a director of AOL.com, Inc. from 2009 until it was acquired by Verizon Communications Inc. in 2015. He also served as a member of the board of directors of Twilio, Inc. from 2014 to 2023, where he was a member of the Nominating and Governance Committee.

Education

- Bachelor of Science, Engineering, the United States Military Academy at West Point

Key Skills and Experience

- Extensive experience, expertise and background in information technology, platform software, cloud computing, and cybersecurity, as well as a global perspective
- Corporate leadership experience gained from his service in various senior executive roles
- Expertise in the product, technology and go-to-market domains

Other Public Company Boards

None

Sasan K. Goodarzi



President and Chief Executive Officer, Intuit Inc.

Board Chair (effective as of the Meeting date)

Director since: 2019

Age: 57

Professional Background

Intuit

- President and CEO since 2019
- Executive Vice President and General Manager of the Small Business & Self-Employed Group, 2016-2018
- Executive Vice President and General Manager of the Consumer Tax Group, 2015-2016
- Senior Vice President and General Manager of the Consumer Tax Group, 2013-2015
- Senior Vice President and Chief Information Officer, 2011-2013
- Led several business units, including Intuit Financial Services and the professional tax division, 2004-2010

Mr. Goodarzi served as Chief Executive Officer of Nexant Inc., a privately held provider of intelligent grid software and clean energy solutions, for ten months beginning in November 2010. Prior to joining Intuit, Mr. Goodarzi worked for Invensys, a global provider of industrial automation, transportation and controls technology, serving as Global President of the Products group. He also held a number of senior leadership roles in the automation control division at Honeywell.

Education

- Bachelor of Science, Electrical Engineering, University of Central Florida
- Master of Business Administration, Kellogg School of Management at Northwestern University

Key Skills and Experience

- Deep understanding of Intuit's business and culture
- Instrumental contributions to and experience in developing and executing our strategic priorities
- Expertise in the customer, product, technology, go-to-market, and public policy/government relations domains

Other Public Company Boards

Atlassian Corporation since 2018
(chairs the Compensation and Leadership Development Committee)

Deborah Liu



Former President, Chief Executive Officer and Director, Ancestry.com LLC

Independent

Director since: 2017

Committees:
Compensation and Organizational Development, Nominating and Governance (Chair)

Age: 49

Professional Background

Ancestry, a family history and consumer genomics company

- President, Chief Executive Officer and member of the board of directors, 2021 - 2025

Facebook (now Meta Platforms, Inc.)

- Held several senior executive positions, including Vice President of FB App Commerce, Vice President, Platform Marketplace, and Director of Product Management, 2014 - 2021
- Helped create Facebook's commerce and payments businesses
- Led the development of Facebook's first mobile ad product for apps and Audience Network
- Built Facebook's games business and payments platform

Ms. Liu has worked in the tech industry for over 20 years. Prior to Facebook, she spent several years in product roles at PayPal and eBay, including leading the integration between the two products. She holds several payments and commerce-related patents.

Other Affiliations

- Founder of Women in Product, a nonprofit to connect and support women in the product management field

Education

- Bachelor of Science, Civil Engineering, Duke University
- Master of Business Administration, Stanford Graduate School of Business

Key Skills and Experience

- Extensive executive management experience in large global technology companies
- Deep technical understanding of mobile platforms
- Strong background building personalized and rich experiences across apps, products, people, and third-party integrations
- Expertise in the customer, product, technology, and go-to-market domains

Other Public Company Boards

None

Tekedra Mawakana



Co-Chief Executive Officer and Director, Waymo LLC

Independent

Director since: 2020

Committees:
Compensation and Organizational Development, Nominating and Governance

Age: 54

Professional Background

Waymo, an autonomous driving technology company

- Co-Chief Executive Officer and member of board of directors since April 2021
- Chief Operating Officer, 2019-April 2021
- Chief External Officer, 2018-2019
- Global Head of Policy, 2017-2018

Prior to joining Waymo, Ms. Mawakana served as Vice President, Global Government Relations and Public Policy at eBay from 2016 to 2017 and Vice President and Deputy General Counsel, Global Public Policy at Yahoo from 2013 to 2016. She started her career at the DC-based law firm Steptoe & Johnson LLP.

Other Affiliations

- Member of the Advisory Council to Boom Technology Inc.
- Former Member of the Board of Industry Leaders of the Consumer Technology Association

Education

- Bachelor of Arts, Trinity College (now Trinity Washington University)
- Juris Doctor, Columbia Law School

Key Skills and Experience

- Extensive experience in advising publicly traded consumer technology companies on global regulatory policy
- Deep understanding of public policy related to commerce and advanced applications of artificial intelligence and machine learning
- Expertise in the customer, technology, go-to-market, and public policy/government relations domains

Other Public Company Boards

None

Forrest Norrod



Executive Vice President and General Manager of the Data Center Solutions Business Group, AMD

Independent

Director since: 2024

Committees:
Compensation and Organizational Development, Nominating and Governance

Age: 60

Professional Background

Advanced Micro Devices, an adaptive computing company

- Executive Vice President and General Manager of the Data Center Solutions Business Group since January 2023
- Vice President and General Manager of the Data Center Solutions Business Group, 2014-2023

Mr. Norrod is a seasoned leader with more than 35 years of technology industry experience. Prior to joining Advanced Micro Devices, Mr. Norrod spent nearly 14 years at Dell Inc. in various leadership roles, including Vice President and General Manager of Servers from 2010-2014, Vice President and General Manager of Data Center Solutions from 2007-2010, Vice President of Engineering from 2006-2007, Vice President of Enterprise Engineering from 2002-2006, and Vice President of Desktop and Workstation Development from 2001-2002.

He served on the board of directors of Intersil Corporation from 2014-2017, where he was on the Compensation Committee and Nominating and Corporate Governance Committee.

Education

- Bachelor of Science, Electrical Engineering, Virginia Tech
- Master of Science, Electrical Engineering, Virginia Tech

Key Skills and Experience

- Executive management experience within large, global technology organizations
- Deep experience in advanced technologies, including artificial intelligence
- Extensive experience driving global growth of companies at scale
- "Financial sophistication" (in accordance with Nasdaq listing standards)

Other Public Company Boards

None

Vasant Prabhu



Former Chief Financial Officer and Vice Chairman of Visa, Inc.

Lead Independent Director (effective as of the Meeting date)

Director since: 2024

Committees:
Acquisition, Audit and Risk

Age: 65

Professional Background

Visa Inc., a global digital payments company

- Chief Financial Officer, 2015-2023
- Vice Chairman, 2019-2023

Prior to joining Visa Inc., Mr. Prabhu served as Chief Financial Officer of NBCUniversal Media, LLC, from 2014-2015. Mr. Prabhu previously served as Chief Financial Officer and Vice Chairman of Starwood Hotels & Resorts Worldwide, Inc. from 2004-2014. He was also Executive Vice President and Chief Financial Officer of Safeway, Inc. from 2000-2003. He also held various senior leadership roles at McGraw Hill Companies from 1998-2000, PepsiCo Inc. from 1992-1998, and Booz Allen Hamilton from 1983-1992.

He served on the board of directors of Mattel, Inc. from 2007-2020, where he was chair of the Audit Committee.

Education

- Bachelor of Technology, Mechanical Engineering, Indian Institute of Technology
- Masters of Business Administration, University of Chicago

Key Skills and Experience

- Deep public company financial expertise
- Extensive executive management experience in large global technology companies
- Expertise in the customer, product, technology, and go-to-market domains
- Audit committee financial expert (as defined by SEC rules) with "financial sophistication" (in accordance with Nasdaq listing standards)

Other Public Company Boards

Delta Air Lines, Inc. since 2023 (serves on Financial Committee and Safety & Security Committee)

Kenvue Inc. since 2023 (chairs the Audit Committee)

Thomas Szkutak



Former Senior Vice President and Chief Financial Officer, Amazon.com, Inc.

Independent

Director since: 2018

Committees:
Audit and Risk (Chair), Nominating and Governance

Age: 64

Professional Background

Amazon

- Senior Vice President and Chief Financial Officer, 2002-2015

General Electric

- Chief Financial Officer of GE Lighting, 2001-2002
- Finance Director of GE Plastics Europe, 1999-2001
- Executive Vice President of Finance at GE Asset Management (formerly known as GE Investments), 1997-1999
- Graduate of GE's financial management program

Mr. Szkutak served as an advisor and operating partner of Advent International, a global private equity firm, from 2017 to 2024. He served on the board of directors of athenahealth, Inc. from 2016 to 2019, where he was chair of the Audit Committee, and on the board of directors of Zendesk, Inc. from 2019 to 2022, where he was the chair of the Audit Committee.

Education

- Bachelor of Science, Business Administration, Boston University

Key Skills and Experience

- Deep public company financial expertise
- Executive management experience with large, global organizations
- Expertise in the customer, product, and go-to-market domains
- Audit committee financial expert (as defined by SEC rules) with "financial sophistication" (in accordance with Nasdaq listing standards)

Other Public Company Boards

None

Raul Vazquez



Chief Executive Officer and Director, Oportun Financial Corporation

Independent

Director since: 2016

Committees:
Acquisition, Compensation and Organizational Development (Chair)

Age: 54

Professional Background

Oportun Financial, a financial technology company

- Chief Executive Officer, since 2012

Prior to joining Oportun, Mr. Vazquez spent nine years at Walmart in various senior leadership roles, including Executive Vice President and President of Walmart West, Chief Executive Officer of Walmart.com, and Executive Vice President of Global eCommerce for developed markets. Mr. Vazquez previously worked in startup companies in e-commerce, at a global strategy consulting firm focused on Fortune 100 companies, and as an industrial engineer for Baxter Healthcare. Mr. Vazquez served on the board of directors of Staples, Inc. from 2013 to 2016.

Other Affiliations

- Chair of the Federal Reserve Board's Community Advisory Council, 2015-2017
- Consumer Financial Protection Bureau's Consumer Advisory Board, 2016-2018

Education

- Bachelor of Science, Industrial Engineering, Stanford University
- Master of Science, Industrial Engineering, Stanford University
- Master of Business Administration, The Wharton School at the University of Pennsylvania

Key Skills and Experience

- Wide range of experience in innovative consumer financial products, retail, marketing, e-commerce, technology, and community development
- Executive leadership experience with global organizations
- Expertise in the customer, product, technology, go-to-market, and public policy/government relations domains

Other Public Company Boards

Oportun Financial Corporation since 2019

Eric S. Yuan



Chief Executive Officer and Director, Zoom Video Communications, Inc.

Independent

Director since: 2023

Committees:
Audit and Risk, Nominating and Governance

Age: 55

Professional Background

Zoom Video Communications, an all-in-one intelligent collaboration platform

- Chief Executive Officer, since 2011

Prior to founding Zoom in 2011, Mr. Yuan was Corporate Vice President of Engineering at Cisco, where he was responsible for Cisco's collaboration software development. Mr. Yuan was also one of the founding engineers and Vice President of Engineering at Webex, which was acquired by Cisco. He is a named inventor on 11 issued and 20 pending patents.

Education

- Bachelor of Science, Applied Math, Shandong University of Science & Technology

- Master of Engineering, China University of Mining & Technology

Key Skills and Experience

- Extensive executive management experience in large global technology companies

- Deep technical understanding of SaaS and mobile platforms

- Expertise in the customer, product, technology, go-to-market, and public policy/government relations domains

- Audit committee financial expert (as defined by SEC rules) with "financial sophistication" (in accordance with Nasdaq listing standards)

Other Public Company Boards

Zoom Video Communications, Inc. since 2011

Election Mechanics

Each nominee, if elected, will serve until the next annual meeting of stockholders and until a qualified successor is elected, unless the nominee dies, resigns or is removed from the Board before that meeting. Although we know of no reason why any of the nominees would not be able or willing to serve, if any nominee is unable or unwilling to serve or for good cause does not serve, the proxy holder can vote your shares either for a substitute nominee (if one is proposed by the Board) or just for the remaining nominees, leaving a vacancy. Alternatively, the Board may further reduce the size of the Board.

If a nominee does not receive more votes in favor than votes against their election, Delaware law provides that the director would continue to serve on the Board as a "holdover director." However, in accordance with Intuit's bylaws and Corporate Governance Principles, each director has submitted an advance, contingent, irrevocable resignation that the Board may accept if stockholders do not elect the director. In that situation, our Nominating and Governance Committee would make a recommendation to the Board about whether to accept or reject the resignation, or whether to take other action. The Board would act on the Nominating and Governance Committee's recommendation, and publicly disclose its decision and the rationale behind it, within 90 days of the date the election results are certified.

 The Board recommends that you vote **FOR** the election of each of the director nominees.

Director Compensation

Annual Retainer and Equity Compensation Program for Non-Employee Directors

Our director compensation programs are designed to attract and retain qualified non-employee board members and to align their interests with the long-term interests of our stockholders. The Compensation Committee annually reviews and considers information from its independent compensation consultant regarding the amounts and type of compensation paid to non-management directors at companies within the same peer group the committee uses to assess executive compensation. The Compensation Committee makes recommendations to the Board if it determines changes are needed.

In October 2024, the Compensation Committee reviewed the compensation of our non-employee directors and recommended, and the Board determined, to increase the annual equity retainer to $280,000 and increase the additional annual cash retainers for Audit and Risk Committee members to $20,000 in calendar year 2025. The elements of our non-employee director compensation program are described in greater detail below. In October 2025, the Compensation Committee reviewed the compensation of our non-employee directors and determined not to make any changes to the program.

Annual Independent Director Compensation


$75,000
$280,000
Annual Cash Retainer
Annual Equity Retainer

Cash Retainers for Board and Committee Service

Independent Directors $75,000
Chair of the Board $90,000*

Audit and Risk Committee

Chair	$32,500**
Member	$20,000

Acquisition Committee

Chair	$17,500**
Member	$15,000

Compensation and Organizational Development Committee

Chair	$25,000**
Member	$15,000

Nominating and Governance Committee

Chair	$17,500**
Member	$10,000

Annual Equity Retainer

Independent Directors $280,000
Chair of the Board $90,000*

* The Chair of the Board of Directors also receives the Board membership retainer.

** Committee chairs also receive the committee membership retainer.

Fiscal 2025 Annual Cash Retainers

Non-employee directors are paid annual cash retainers for Board membership, plus additional cash retainers for their committee service. The Board Chair is also paid a supplemental cash retainer for that service. These retainers are paid in quarterly installments and are prorated for any changes to committee service that occur during the year. Directors may elect to defer cash retainers into tax-deferred Intuit stock units by making an irrevocable written election before the start of each calendar year. These tax-deferred stock units, known as Conversion Grants, are granted quarterly and are fully vested at the time of grant. The shares underlying Conversion Grants are distributable on the same terms as the annual grants made to non-employee directors.

We reimburse non-employee directors for reasonable out-of-pocket expenses incurred in connection with attending Board and committee meetings. However, we do not pay meeting attendance fees.

Fiscal 2025 Director Equity Compensation Program

Grants are made to non-employee directors in the form of a fixed dollar value of RSUs that generally vest in full on the first day of the 12th month following the grant date. Because these grants are for a fixed dollar amount, the number of RSUs awarded annually to non-employee directors varies, depending on the closing market price of Intuit's common stock on the date of grant. The annual grants are awarded each year on the day following the annual meeting of stockholders. For a director who joins the Board between annual meetings, the annual grant will be prorated based on the number of full months of expected service until the first anniversary of the most recent annual meeting. These prorated grants will vest on the same day as the other directors' annual grants. Once RSUs vest, issuance of shares is deferred until five years from the date of grant, or an earlier separation from the Board or change in control of Intuit. Directors may elect to defer settlement of their RSUs for a longer period of time (from six to ten years following the date of grant). The short vesting schedule serves to avoid director entrenchment, while the five-year deferral promotes long-term alignment of director interests with those of our stockholders.

All of the RSUs that we grant to our directors have dividend equivalent rights. Dividend equivalents accumulate and are paid only when the shares underlying the RSUs are issued. Dividend equivalent rights on RSUs that fail to vest are forfeited.

The Amended and Restated 2005 Equity Incentive Plan (the "2005 Equity Incentive Plan") provides that the annual aggregate grant date fair value (computed as of the date of grant in accordance with applicable financial accounting rules) of all awards granted to any non-employee director during any single calendar year (not including awards granted in lieu of cash retainers or other cash payments) may not exceed $625,000, plus an additional $250,000 for the non-employee director serving as the Chair of the Board.

Director Compensation Policies and Plans

Director Stock Ownership Requirement

We have a mandatory stock ownership program that requires non-employee directors to own Intuit stock with a value equal to at least ten times the amount of the annual Board member cash retainer. Unvested RSUs and vested deferred RSUs held by a Board member are counted as shares when determining the number of shares owned. Under our policy, directors must comply with this requirement within five years from the date they join the Board. If any director does not meet the stock ownership requirement within this time frame, then 50% of his or her annual cash retainers will be made in the form of Intuit stock until compliance is achieved. As of July 31, 2025, all of our directors were in compliance with our policy.

More information about policies that cover our non-employee director compensation program are discussed below in Our Compensation Policies and Practices.

Donation Matching Program for Non-Employee Directors

Our non-employee directors may participate in the Donation Matching Program for Non-Employee Board Members. Under this program, Intuit will match donations made by non-employee directors to qualified charitable organizations, up to a maximum of $15,000 per director per fiscal year.

Director Summary Compensation Table

The following table summarizes the fiscal 2025 compensation earned by each of our directors, other than Mr. Goodarzi, whose compensation is described under Executive Compensation Tables.

Director Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3][4]	All Other Compensation ($)	Total ($)
Eve Burton	–	402,760	–	402,760
Scott D. Cook	–	–	1,300,000 [5]	1,300,000
Richard L. Dalzell	–	408,079	–	408,079
Deborah Liu	–	387,015	25,000 [6]	412,015
Tekedra Mawakana	–	381,696	–	381,696
Suzanne Nora Johnson	215,000	350,399	15,000 [6]	580,399
Forrest Norrod	26,250	363,569	–	389,819
Vasant Prabhu	108,750	280,439	15,000 [6]	404,189
Ryan Roslansky	105,000	280,439	–	385,439
Thomas Szkutak	–	417,931	–	417,931
Raul Vazquez	108,750	280,439	–	389,189
Eric S. Yuan	103,750	280,439	–	384,189

[1] Non-employee directors may elect to receive RSUs in lieu of their cash retainers. These Conversion Grants are granted on a quarterly basis and are fully vested at the time of grant. For Ms. Burton, Mr. Dalzell, Ms. Liu, Ms. Mawakana, Mr. Norrod, and Mr. Szkutak, the number in the "Stock Awards" column includes the value of Conversion Grants at the time of grant in addition to the value of the annual equity grant. Each of Ms. Burton, Mr. Dalzell, Ms. Liu, Ms. Mawakana, and Mr. Szkutak elected to receive all of their cash retainers due to them for service on the Board and committees during calendar year 2024 in RSUs. Each of Ms. Burton, Mr. Dalzell, Ms. Liu, Ms. Mawakana, Mr. Norrod, and Mr. Szkutak elected to receive all of their cash retainers due to them for service on the Board and committees during calendar year 2025 in RSUs. See the Equity Grants to Directors During Fiscal Year 2025 table for more information.

[2] These amounts represent the aggregate grant date fair value of RSUs granted during fiscal 2025, computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, "Compensation – Stock Compensation" ("FASB ASC Topic 718"). See the Equity Grants to Directors During Fiscal Year 2025 and Outstanding Equity Awards for Directors at Fiscal Year-End 2025 tables for information regarding the grant date fair value of RSUs granted during the fiscal year and the number of awards outstanding for each director at the end of the fiscal year.

(3) Equity Grants to Directors During Fiscal Year 2025

The following table shows the RSU grants made to each of our directors, other than Mr. Goodarzi, during fiscal 2025.

	Stock Awards		
Director Name	Grant Date	Shares Subject to Award (#)	Grant Date Fair Value ($)[a]
Eve Burton	11/1/2024	48 [b]	29,844
	1/24/2025	469 [c]	280,439
	1/24/2025	52 [b]	31,093
	5/9/2025	47 [b]	30,732
	7/25/2025	39 [b]	30,652
Scott D. Cook[d]	–	–	–
Richard L. Dalzell	11/1/2024	50 [b]	31,087
	1/24/2025	469 [c]	280,439
	1/24/2025	54 [b]	32,289
	5/9/2025	49 [b]	32,040
	7/25/2025	41 [b]	32,224
Deborah Liu	11/1/2024	43 [b]	26,735
	1/24/2025	469 [c]	280,439
	1/24/2025	44 [b]	26,310
	5/9/2025	41 [b]	26,809
	7/25/2025	34 [b]	26,722
Tekedra Mawakana	11/1/2024	41 [b]	25,491
	1/24/2025	469 [c]	280,439
	1/24/2025	42 [b]	25,114
	5/9/2025	39 [b]	25,501
	7/25/2025	32 [b]	25,151
Suzanne Nora Johnson	1/24/2025	586 [c]	350,399
Forrest Norrod	1/24/2025	469 [c]	280,439
	1/24/2025	46 [b]	27,505
	5/9/2025	43 [b]	28,117
	7/25/2025	35 [b]	27,508
Vasant Prabhu	1/24/2025	469 [c]	280,439
Ryan Roslansky	1/24/2025	469 [c]	280,439
Thomas Szkutak	11/1/2024	54 [b]	33,574
	1/24/2025	469 [c]	280,439
	1/24/2025	58 [b]	34,681
	5/9/2025	53 [b]	34,655
	7/25/2025	44 [b]	34,582
Raul Vazquez	1/24/2025	469 [c]	280,439
Eric S. Yuan	1/24/2025	469 [c]	280,439

(a) These amounts represent the aggregate grant date fair value of these awards computed in accordance with FASB ASC Topic 718. The grant date fair value of these awards is equal to the closing market price of Intuit's common stock on the date of grant.

(b) These amounts represent RSUs awarded pursuant to a Conversion Grant, which are granted quarterly with a grant date fair value equal to 25% of the annual retainers for Board and committee service (as described above under Annual Retainer and Equity Compensation Program for Non-Employee Directors) and calculated using the closing market price of Intuit's common stock on the date of grant. Conversion Grants are fully vested at the time of grant because they replace cash compensation that is vested when it is paid.

(c) These amounts represent RSUs awarded pursuant to an annual non-employee director grant, which vests as to 100% of the shares on January 1, 2026, subject to the director's continued service.

(d) Mr. Cook was not granted any equity awards from Intuit during fiscal 2025.

(4) Outstanding Equity Awards for Directors at Fiscal Year-End 2025

The following table provides information on the outstanding equity awards held by our directors, other than Mr. Goodarzi, as of July 31, 2025.

Director Name	Aggregate Shares Subject to Outstanding Stock Awards (#)[a]	Portion of Outstanding Stock Awards that is Vested and Deferred (#)[a]
Eve Burton	6,952	6,483
Scott D. Cook	–	–
Richard L. Dalzell	3,886	3,417
Deborah Liu	7,007	6,538
Tekedra Mawakana	3,420	2,951
Suzanne Nora Johnson	3,386	2,800
Forrest Norrod	766	297
Vasant Prabhu	745	276
Ryan Roslansky	1,294	825
Thomas Szkutak	3,898	3,429
Raul Vazquez	1,889	1,420
Eric S. Yuan	1,294	825

(a) For each non-employee director, the amounts reflected as aggregate shares subject to outstanding stock awards include vested and deferred stock awards, for which settlement is deferred in accordance with Intuit's director equity compensation program.

(5) Mr. Cook is an employee of Intuit, so he is not compensated as a non-employee director. Mr. Cook's cash compensation shown in the table reflects a salary of $650,000 and an incentive bonus of $650,000 awarded for performance in fiscal 2025. Mr. Cook was not granted any equity awards during fiscal 2025.

(6) Represents $15,000 in matching contributions to charitable organizations pursuant to the Donation Matching Program for Non-Employee Board Members and, for Ms. Liu, a $10,000 donation by Intuit to a charitable organization in lieu of a speaker fee for her participation at an Intuit event.

Proposal No. 2 – Advisory Vote to Approve Executive Compensation

In accordance with Section 14A of the Exchange Act, we are asking stockholders to vote, on an advisory basis, to approve Intuit's executive compensation for our NEOs.

The Compensation Discussion and Analysis section of this proxy statement explains the Compensation Committee's guiding compensation philosophy. The Compensation Committee strives to establish a compensation program that:

- compensates our executives based on both overall company performance and individual employee performance;
- supports our corporate growth strategy;
- enables Intuit to attract, retain, and motivate talented executives with proven experience;
- closely ties our NEOs' compensation to short- and long-term performance goals and strategic objectives (including our True North Goals relating to reducing greenhouse gas emissions, creating jobs, and better preparing individuals for jobs); and
- makes incentive compensation a greater portion of overall pay for our NEOs than it is for most other Intuit employees, because the NEOs lead our key business units or functions and thus have the ability to directly influence overall company performance.

Intuit employs a number of practices that reflect our pay-for-performance compensation philosophy, as described under Executive Compensation Highlights in the Proxy Summary above and in the Compensation Discussion and Analysis section below.

We urge you to read the Compensation Discussion and Analysis section of this proxy statement to learn how our policies and practices reflect our compensation philosophy, and the Executive Compensation Tables section to learn about the specific compensation of our NEOs. The Compensation Committee and the Board believe that Intuit's policies and procedures reflect our compensation philosophy and promote its goals.

While the advisory vote to approve executive compensation is non-binding, the Compensation Committee, which is responsible for designing and administering our executive compensation program, values your opinions and will consider the outcome of the "say-on-pay" vote when making future compensation decisions for NEOs.

 The Board recommends that you vote **FOR** approval, on an advisory basis, of the compensation of our NEOs.

Compensation Discussion and Analysis

Executive Summary	37	Role of Compensation Consultants, Executive Officers, and the Board in Compensation Decisions	54
Compensation Philosophy and Objectives	41		
Components of Compensation	42		
Fiscal 2025 Compensation Actions	48	Fiscal 2025 Compensation Peer Group	54
Other Benefits	53	Our Compensation Policies and Practices	55

Executive Summary

This Compensation Discussion and Analysis describes our executive compensation philosophy and objectives, provides context for the compensation actions approved by the Compensation Committee, and explains the compensation of our NEOs. The Compensation Committee, which is made up entirely of independent directors, oversees Intuit's compensation plans and policies, approves the compensation of our executive officers, and administers our equity and cash compensation plans, as well as oversees our organizational development activities and human capital management. For fiscal 2025, our NEOs were:

Named Executive Officers


Sasan K. Goodarzi
President and Chief Executive Officer


Sandeep S. Aujla
Executive Vice President and Chief Financial Officer


Alex Balazs
Executive Vice President and Chief Technology Officer


Mark Notarainni
Executive Vice President and General Manager, Consumer Group


Marianna Tessel
Executive Vice President and General Manager, Small Business Group

Fiscal 2025 Compensation Overview

Focus on Pay-For-Performance and Delivering for All Stakeholders

In fiscal 2025, management and the Compensation Committee continued to approach our executive compensation program with enduring pay-for-performance principles and set rigorous goals to drive growth and long-term stockholder value. The committee did not adjust any components of our executive compensation program, including our performance measures. Our program is designed to balance rewards for both short-term operating results and long-term growth, and the committee evaluated each NEO's performance against key financial measures, strategic objectives like our True North Goals, and stockholder return. We delivered approximately 96% of total direct compensation for our CEO, and approximately 95% of total direct compensation for our other NEOs, through awards linked to Intuit's performance. The only fixed component of pay was base salary.

CEO Total Direct Compensation(1)



23%
Options
4%
Base Salary
7%
Incentive Cash
96%
Performance-based
43%
PSUs
23%
RSUs

Other NEOs Total Direct Compensation(1)



22%
Options
5%
Base Salary
6%
Incentive Cash
95%
Performance-based
45%
PSUs
22%
RSUs

(1) Total direct compensation reflects base salary, actual bonus payout, and equity awards granted during fiscal 2025. Consistent with disclosure in the Fiscal Year 2025 Summary Compensation Table, equity awards are reported at their grant date fair value (which, for the PSUs, is based on the probable outcome of achievement of the performance goals using a widely accepted probability model), and salary and incentive cash are reported based on the actual amounts earned with respect to fiscal 2025.

Equity-based compensation is aligned with the long-term interests of Intuit's stockholders because it focuses our executive officers' attention on increasing stockholder value over time, including both absolute and relative TSR.

Annual cash incentive awards for the NEOs were equal to the overall funding level of our bonus pool for the broader employee base to promote consistent Intuit-wide outcomes. These annual cash incentives were based on achievement of specific revenue and non-GAAP operating income goals for the fiscal year, as well as Intuit's performance against goals to deliver results for our key True North stakeholders. Our True North stakeholders include employees, customers, stockholders, and the communities that we serve. In assessing True North performance, the Compensation Committee considered factors such as our talent acquisition, development and retention efforts, job creation and readiness, and sustainability outcomes, and opportunities for continued improvement in delivering for all True North stakeholders.

Our Fiscal 2025 Performance

Intuit's financial performance for fiscal 2025 was strong, demonstrating the strength of our platform. We made meaningful progress with our AI-driven expert platform strategy and Big Bets that position the company for durable growth in the future.

Total revenue **$18.8 billion** **up 16%** from FY24 **Global Business Solutions Group up 16%** from FY24 with **Online Ecosystem up 20%** from FY24 **Consumer Group up 10%** from FY24 **Credit Karma up 32%** from FY24	**Combined platform revenue** **$14.9 billion** **up 19%** from FY24 includes Global Business Solutions Group Online Ecosystem, TurboTax Online, and Credit Karma	**GAAP operating income** **$4.9 billion** **up 36%** from FY24	**GAAP diluted EPS** **$13.67** **up 31%** from $10.43 in FY24
	Repurchased **$2.8 billion** of shares and increased dividend **16%** to **$4.16** per share	**Non-GAAP operating income** **$7.6 billion** **up 18%** from FY24	**Non-GAAP diluted EPS** **$20.15** **up 19%** from $16.94 in FY24

See Appendix A of this proxy statement for information regarding non-GAAP financial measures, including a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures. Consistent with our vision to deliver one consumer platform, effective August 1, 2025, we combined the Consumer, Credit Karma, and ProTax businesses into a single Consumer business.

Fiscal 2025 Total Shareholder Return

We generated:

- TSR of 22.1% in fiscal 2025
- Annualized three-year TSR of 20.6%
- Annualized five-year TSR of 21.5% (approximately top quartile of S&P 500 constituents)

For comparison, the S&P 500 composite total gross return index had annualized returns of 17.1% over the three-year period and 15.9% over the five-year period.

How We Compensated Our CEO in Fiscal 2025

The Compensation Committee's decisions for Mr. Goodarzi in fiscal 2025 reflect Intuit's objectively strong performance, including revenue and operating income growth, and progress on our Big Bets. The Compensation Committee also sought to reward Mr. Goodarzi's leadership, progress on our True North Goals, and the company's strong TSR performance. The Compensation Committee recognized his leadership and development of an elite, high-performing management team, building a great environment for the best talent, and delivering awesome customer experiences that create delight. The committee also recognized Intuit's progress on its strategy to be the global AI-driven expert platform powering prosperity for consumers, businesses, and accountants, and acceleration of the use and deployment of AI to solve the most important problems of our customers.

Our CEO's compensation is aligned with stockholders' interests. Approximately 96% of total direct compensation for Mr. Goodarzi in fiscal 2025 was performance-based and strongly linked to Intuit's results. Only his base salary was fixed (approximately 4% of his total direct compensation for fiscal 2025). Mr. Goodarzi's fiscal 2025 bonus was funded at 100% of target, which matched the aggregate funding for the broader employee base. This payout percentage was lower than the baseline funding percentage generated by the pre-established formula based on achievement of revenue and non-GAAP operating income because we fell short on achieving some of our True North Goals.

In addition, service-based restricted stock units and performance-based relative TSR restricted stock units ("PSUs") granted to the CEO are subject to a mandatory one-year holding period after vesting to increase his long-term alignment with stockholders.

NEO Compensation Highlights

In fiscal 2025, we paid cash bonuses to the NEOs at 100% of target. This bonus payout as a percentage of target was lower than the 117.8% of target generated under the bonus plan's funding formula for achieving revenue and non-GAAP operating income against pre-established goals, and matched the aggregate bonus pool funding level approved by the Compensation Committee for the broader employee base. The payout percentage was adjusted downward to recognize that, while we achieved some of our True North Goals, we fell short on others.

Performance against our measurable True North Goals was considered by the Compensation Committee in determining executive compensation, including for new customer growth, breakthrough adoption, climate commitments, community job creation, and better preparing individuals for jobs.

On average, 96% of the fiscal 2025 total direct compensation paid to the NEOs was performance-based through a combination of goal-driven annual cash incentives and equity awards.

2025 "Say-On-Pay" Advisory Vote on Executive Compensation

Intuit provides stockholders with an advisory vote on executive compensation. At our 2025 Annual Meeting of Stockholders, approximately 91.7% of the votes cast in the "say-on-pay" advisory vote were "FOR" approval of our executive compensation. We value the opinions of our stockholders and also seek their input as part of our regular stockholder outreach efforts. The feedback we received from stockholders regarding our executive compensation program was generally positive and affirmed our current compensation strategy and its alignment with performance.

The Compensation Committee evaluated the results of the 2025 advisory "say-on-pay" vote, additional stockholder feedback gained through our robust engagement program, input from its independent compensation consultant, and the other factors and data discussed in this Compensation Discussion and Analysis in determining executive compensation policies and decisions. Based on this evaluation, the Compensation Committee determined that our executive compensation programs are aligned with our pay-for-performance compensation philosophy and company strategy and decided not to make any material changes to the structure or principles of the programs.

The Compensation Committee will continue to consider stockholder feedback, input from its independent compensation consultant, and the outcomes of future say-on-pay votes when assessing our executive compensation programs and policies and making compensation decisions for our NEOs.

Compensation Practices

We employ a number of practices that reflect our pay-for-performance compensation philosophy and related approach to executive compensation.

<table>
<tr><td>

WHAT WE DO

✔ A significant portion of our senior executive officer compensation is in the form of incentives tied to achievement of predetermined performance measures.

✔ We have "clawback" provisions for performance-based equity awards and for cash bonus payments made to our award recipients, including all of our senior executive officers.

✔ We have robust stock ownership requirements for senior executive officers and non-employee directors, including 10x salary for the CEO and 10x annual cash retainer for non-employee directors.

✔ RSUs and PSUs granted to the CEO include an additional mandatory one-year holding period after vesting.

✔ Half the value of equity grants to executive officers is in the form of PSUs that require above-median TSR (60th percentile) to earn a target award.

✔ We use a mix of relative and absolute performance metrics in our incentive awards.

</td><td>

WHAT WE DON'T DO

✘ We do not allow directors or employees (including executive officers) to pledge Intuit stock or engage in hedging transactions involving Intuit stock.

✘ We do not provide supplemental company-paid retirement benefits designed for executive officers.

✘ We do not provide any excise tax "gross-up" payments.

✘ We do not reprice stock options.

✘ We do not provide NEOs with multi-year guaranteed cash incentive awards.

✘ Our equity plan does not permit "evergreen" replenishment of the shares without stockholder approval.

✘ We do not provide excessive perquisites, severance or personal benefits.

</td></tr>
</table>

Compensation Philosophy and Objectives

Our Guiding Philosophy

In setting policies and practices regarding compensation, the guiding philosophy of the Compensation Committee is that our compensation programs should:

Help achieve our corporate growth and business strategy	Compensate our executives based on both company and individual performance	Enable Intuit to hire, retain and motivate talented executives with proven experience in an increasingly competitive market	Make short-term cash and long-term equity incentive compensation a greater portion of the NEOs' pay opportunity than it is for other Intuit employees because our NEOs, as leaders of key business units or functions, have the ability to directly influence overall company performance

Our Strategies

We use a mix of cash and equity incentives. The Compensation Committee believes that both cash and equity incentives are important for an effective compensation structure. Annual cash incentives reward executives for short-term operating results, as well as our progress toward True North Goals, while equity incentives motivate executives to deliver on our long-term strategic plan in order to increase stockholder value.

We consider a diverse set of factors in determining compensation opportunities and incentive awards. The Compensation Committee considers each executive officer's total compensation when assessing the program's overall value for motivation and retention. When determining the amount of cash and equity incentives our officers are awarded, the Compensation Committee considers relevant factors, such as market data, internal parity, succession planning, exceptional capability, and stockholder perspectives.

We manage our equity compensation programs to provide competitive rewards that are commensurate with results delivered. The Compensation Committee considers measures related to dilution, burn rate and the cost of the equity incentive program compared to peer companies, while recognizing the need to offer equity to attract and retain top executive and technology talent in an increasingly competitive labor market. This is especially important in areas that help accelerate our strategy of being a global AI-driven expert platform to solve our customers' biggest problems, such as full-stack and data engineering, AI, data science, customer success, and sales.

Components of Compensation

Overview

The components of Intuit's executive compensation program for fiscal 2025 are as follows:

	Component	Primary Purpose
	Base Salary	Provide the security of a competitive fixed cash payment for services rendered.
Performance-Based	**Annual Cash Bonuses**	Reward achievement of annual company operating goals, including revenue and non-GAAP operating income targets, as well as achievement of our True North Goals focused on employees, customers, communities, and stockholders.
Performance-Based	**Long-Term Incentives**	Motivate and reward executives based on Intuit's absolute performance, performance relative to peers and the value delivered to Intuit stockholders through stock price appreciation and dividends.
Performance-Based	**50%**	**PSUs** align executives' interests with those of stockholders and support their retention for the three-year vesting period, and offer upside for superior stockholder returns relative to similar alternative investments over 12-, 24-, and 36-month periods.
Performance-Based	**25%**	**RSUs** provide alignment with stockholders' interests during the four-year vesting term and support retention.
Performance-Based	**25%**	**Stock Options** motivate executives to build stockholder value over the seven-year life of the options, since options deliver value only if Intuit's stock price appreciates after they are granted.

The Compensation Committee conducts its annual review process near the end of each fiscal year to determine each NEO's cash bonus and equity awards and any adjustments to base salary and target cash bonus opportunities for the following year. This timing allows the committee to consider the company's TSR performance and financial results for the fiscal year.

Base Salary

Each July, the Compensation Committee reviews the base salaries of our NEOs in the context of the compensation information provided by the committee's independent compensation consultant. The goal of this review is to determine whether the base salaries of our NEOs are competitive with our compensation peer group and to ensure that base salaries reflect each executive's role, responsibilities, experience, and performance. Fiscal 2026 base salary decisions for each of our NEOs are described under Fiscal 2025 Compensation Actions below.

Annual Cash Bonuses

Intuit uses cash bonuses to reward achievement of annual company financial performance, our True North Goals, and individual strategic and operational objectives, all of which align with the goal of increasing stockholder value. These bonuses are determined by a multi-step process. Cash bonuses for our senior executives, including our NEOs, were awarded under the Intuit Inc. Performance Incentive Plan ("IPI"), which is the same bonus program in which our broader employee base participates.

At the beginning of and during the fiscal year

Bonus targets are established. Each NEO has an annual bonus target that is a stated percent of base salary. The Compensation Committee set fiscal 2025 bonus targets in July 2024 for all NEOs based on the scope and significance of each executive's leadership role at Intuit, as well as a review of market data.

IPI bonus pool baseline funding formula is determined. Baseline funding of the IPI is determined by company-wide financial performance. The Compensation Committee set two rigorous, equally weighted performance goals - one based on Intuit's revenue and the other based on non-GAAP operating income. The committee believes these objective measurements serve as clear goals for management to drive both innovation and responsible cost-management.

True North Goals are established. As part of our financial planning process, management established goals to deliver results for each of our four key True North stakeholders: employees, customers, communities, and stockholders. These metrics are designed to advance our progress toward our mission of powering prosperity around the world and toward our bold goals. Based on performance against these goals, the Compensation Committee has discretion to make upward or downward adjustments of up to 30% of target to the company-wide funding percentage generated by the baseline funding formula.

At the end of the fiscal year

Fiscal 2025 baseline funding is determined. The following table shows the formulaic output of a range of performance levels against the two financial goals approved by the Compensation Committee at the beginning of the fiscal year. Based on our actual performance under these measures, the formula yielded a baseline funding for the IPI of 117.8% of target.

Measure Weighting	Revenue ($ Billions) 50%		+	Non-GAAP Operating Income ($ Billions) 50%		=	Total 100%
	FY25 Revenue	Bonus Pool Funding as a Percent of Target[1]		FY25 Non-GAAP Operating Income	Bonus Pool Funding as a Percent of Target[1]		Baseline Company Performance as a Percent of Target[2]
Maximum	$19.95	150%		$8.06	150%		150%
Target	**$18.45**	**100%**		**$7.36**	**100%**		**100%**
Threshold	$16.61	—%		$6.63	—%		—%
Fiscal 2025 performance	**$18.83**	**115.1%**		**$7.57**	**120.5%**		**117.8%**

[1] Interpolated between defined points. Fiscal 2025 revenue and non-GAAP operating income dollar figures above are rounded to the nearest ten million. The Bonus Pool Funding as a Percent of Target is calculated using dollars in millions. Thus, actual results may vary slightly from the figures presented above.

[2] This reflects a baseline for the funding of the IPI. The Compensation Committee has discretion to determine the actual IPI payment levels for each NEO in an amount not to exceed the lesser of $5 million or 180% of target (reflecting the 150% of target baseline funding percentage and the maximum potential upward adjustment for performance against True North Goals).

True North Goals are assessed. The Compensation Committee then considered our progress against the fiscal 2025 True North Goals, including the areas where we met or exceeded our goals and areas where we remain constructively dissatisfied.

True North Fiscal 2025 Strategic Goals and Progress

True North Stakeholders	Fiscal 2025 Goals	Results
Employees	• Inspire and empower highly engaged employees • Grow highly capable people managers • Retain world's top talent	• Maintained engagement and management scores in the top 10% of industry benchmarks, as measured by internal surveys administered by an independent employee engagement analytics firm • Ranked #78 in Fortune magazine's list of "100 Best Companies to Work For"
Customers	• Increase the number of active customers • Improve customer retention • Delight customers more than alternatives	• Continued opportunity to drive growth in number of customers • Opportunity to improve customer satisfaction, as measured by net promoter scores and product recommendation scores
Communities	• Create jobs through Prosperity Hubs • Better prepare people for jobs • Make a positive impact on climate	• Supported over 19,000 seasonal and year-round jobs in underserved communities, exceeding our fiscal 2025 goal to support 18,000 jobs • On a cumulative basis since fiscal 2020, better prepared over 9.3 million individuals for jobs, exceeding our fiscal 2025 cumulative goal of 6.2 million students • Reduced greenhouse gas emissions intensity in our value chain, but did not meet our interim fiscal 2025 goal of an absolute reduction of 10,000 metric tonnes
Stockholders	• Grow revenue by double digits • Increase average revenue per customer ("ARPC") • Generate operating income growth	• Grew overall revenue by 16% to $18.8 billion • Grew revenue by 16% in the Global Business Solutions Group, 10% in the Consumer Group, 4% in the ProTax Group, and 32% in Credit Karma • Grew combined platform revenue, which includes Global Business Solutions Group Online Ecosystem, TurboTax Online, and Credit Karma, by 19% to $14.9 billion • Grew online ecosystem ARPC by 14% • Grew GAAP operating income 36% to $4.9 billion and non-GAAP operating income 18% to $7.6 billion

Actual Named Executive Officer bonus awards are determined. Based on the above, including our performance against the True North Goals, in some areas of which we remain constructively dissatisfied, the Compensation Committee exercised discretion and set funding for the IPI at 100% of target, which is below the baseline formulaic funding level of 117.8%. This funding level established for the NEOs was equal to the aggregate funding percentage applicable to Intuit employees generally. The committee believes that funding short-term incentives paid to the NEOs at the same level as those paid to the rest of our employees helps to promote consistent Intuit-wide outcomes.

The fiscal 2025 bonus payouts for each of our NEOs were as follows:

Name	Annual Base Salary ($)	Target Bonus as a Percent of Salary (%)	Target Bonus ($)	Actual Bonus as a Percent of Target Bonus (%)	Actual Bonus ($)
Sasan K. Goodarzi	1,300,000	200%	2,600,000	100%	2,600,000
Sandeep S. Aujla	800,000	120%	960,000	100%	960,000
Alex G. Balazs	770,000	120%	924,000	100%	924,000
Mark Notarainni	770,000	120%	924,000	100%	924,000
Marianna Tessel	800,000	120%	960,000	100%	960,000

Long-Term Incentives

For the fiscal 2025 annual equity awards, which were granted in July 2025, our NEOs received half of their grant value in PSUs, and the other half was split evenly between RSUs and stock options. The value of equity grants is measured based on grant date fair value.

PSUs

Our PSUs align the interests of award recipients and our stockholders by rewarding superior stockholder returns compared to the returns of a pre-established peer group of other large technology companies (the "TSR Peers"). Specifically, the target number of shares is earned only if Intuit achieves a relative TSR ranking at the 60th percentile for each of the three performance periods described below. These performance-based awards ensure that a significant share of our executives' equity compensation is contingent upon future outperformance compared to the TSR Peers.

Vesting. PSUs cliff vest after a three-year period and are earned based on Intuit's TSR compared to the TSR Peers over three discrete performance periods covering 12, 24, and 36 months. Shares earned based on the 12- and 24-month relative TSR performance periods have an additional service-based vesting requirement; these shares do not vest until the end of the 36-month period. The three-year vesting schedule serves as a retention incentive and requires consistent, longer-term stock price performance, which supports long-term alignment with the interests of our stockholders.

Awards of PSUs to the CEO include an additional mandatory one-year holding period after vesting, in the form of an automatic deferral of the release of the shares that he earns under the PSU awards. This is to promote longer-term alignment with stockholder interests and accountability for strategic decision-making. Except in certain limited circumstances (death, disability or a change in control), the deferral period applies to vested shares even if the CEO terminates service with the company or continues to serve Intuit but in a different role.

Performance goals. The target TSR is the 60th percentile of the TSR Peer group, which ensures that Intuit must perform better than the clear majority of the relative TSR Peers before executives earn the target number of shares. The use of discrete measurement periods of 12, 24, and 36 months aims to minimize the potential impact of short-term share price volatility over the duration of the three-year performance period. However, no portion of a PSU award is earned or distributed until the conclusion of the full three-year performance period to promote retention and long-term alignment with stockholder interests. The Compensation Committee believes that this approach focuses the NEOs on long-term stockholder return.

TSR Peers. The TSR Peers were chosen so that the PSUs will reward the NEOs based on objective measurement of Intuit's one-, two- and three-year returns compared to similar companies in which an Intuit stockholder might reasonably invest. The TSR Peers were identified using objective selection criteria recommended by the Compensation Committee's independent compensation consultant. In order to further promote industry relevance of the TSR Peers, the Compensation Committee, at the recommendation of its independent compensation consultant, reviewed several approaches to identifying the TSR Peers based on objective criteria. For fiscal 2025, the Compensation Committee identified the TSR Peers by using the following criteria:

- Companies in the peer group used to benchmark our executive compensation program; and
- Public companies within Intuit's General Industry Classification Standard ("GICS") code and five other similar GICS codes (as they were defined in June 2025) with market capitalization and revenues greater than or equal to 0.15x Intuit's size.

For fiscal 2025, there were 43 TSR Peers, which the Compensation Committee believes will ensure a robust sample for purposes of comparing TSR, even in the event of mergers or acquisitions during the three-year PSU performance period.

Fiscal 2025 TSR Peer Group

Adobe Inc.	DoorDash, Inc.	PayPal Holdings, Inc.
Airbnb, Inc.	Electronic Arts Inc.	QUALCOMM Incorporated
Alphabet Inc.	Fidelity National Financial, Inc.	Roblox Corporation
Apple Inc.	Fiserv, Inc.	Roper Technologies Inc.
AppLovin Corporation	Fortinet, Inc.	Salesforce, Inc.
Atlassian Corporation	HP Inc.	SAP SE
Autodesk, Inc.	Mastercard Incorporated	Sea Limited
Baidu, Inc.	Meta Platforms, Inc.	ServiceNow, Inc.
Block, Inc.	Microsoft Corporation	Super Micro Computer, Inc.
Broadcom Inc.	NetEase, Inc.	Synopsys, Inc.
Cadence Design Systems, Inc.	Netflix, Inc.	Take-Two Interactive Software, Inc.
Cisco Systems, Inc.	Oracle Corporation	Uber Technologies, Inc.
CrowdStrike Holdings, Inc.	Palantir Technologies Inc.	Visa Inc.
Datadog, Inc.	Palo Alto Networks, Inc.	Workday, Inc.
Dell Technologies Inc.		

How PSU payouts link to performance. A payout equal to 100% of the target number of shares is earned when Intuit's relative TSR is at the 60th percentile of the TSR Peers for the applicable performance period. Payouts can range from as low as 0% (if performance is below the 25th percentile of the TSR Peers for the performance period) to 200% of target (if Intuit's TSR reaches the 100th percentile of the TSR Peers for the performance period). In order to avoid particularly large awards for outperforming peers in a declining market when Intuit's stockholders do not earn a positive return, payouts for each performance period are generally capped at 100% of target if absolute TSR for that performance period is negative. However, in order to further emphasize the long-term nature of these awards, recipients may still earn the full value of any capped award if, for the 36-month performance period, Intuit achieves absolute TSR that is not negative or a relative TSR ranking at the 75th percentile or above.

The table below summarizes the relationship between relative TSR performance and the percent of target that may be earned under these awards.

TSR Performance Relationship


Threshold
Target
Maximum
Intuit's TSR Percentile Rank(1)
No Shares Earned
25th
60th
100th
Shares Earned as a Percent of Target(2)
No Shares Earned
40%
100%
200%

(1) Linear interpolation between defined points. The stockholder return of both Intuit and the TSR Peers is measured using a thirty trading-day average at the start and the end of each performance period, which reduces the effect of daily stock market volatility on these measurements.

(2) Payouts for each performance period are capped at 100% of target if absolute TSR is negative for that performance period unless Intuit achieves, for the 36-month performance period, absolute TSR that is not negative or a relative TSR ranking that is at or above the 75th percentile.

Dividends. Recipients of PSUs, including the NEOs, are provided associated dividend-equivalent rights, but the dividends are not paid unless and until the underlying shares are earned, vest and are issued. Dividend-equivalent rights on PSUs that fail to vest are forfeited.

RSUs

In fiscal 2025, 25% of the total value of the executive officers' annual equity awards was made in the form of RSUs. These RSUs provide a link to stockholders' interests because their value tracks with changes in Intuit's stock price. They also serve as a long-term incentive for officers to remain with Intuit, since RSUs are forfeited if the recipient does not stay with Intuit through the vesting period.

RSUs generally vest over four years, with 25% of the shares vesting in July of the year following the grant date, and the remainder vesting in equal quarterly installments over the next three years, so long as the executive officer continues to be employed by Intuit. The CEO's RSU awards also include a mandatory one-year holding period after vesting, in the form of an automatic deferral of the release of the shares that vest under the RSU awards, to support longer-term alignment with stockholder interests. The deferral period generally applies to vested shares even if the CEO terminates service with Intuit or continues to serve Intuit but in a different role, except in certain limited circumstances (death, disability, retirement or a change of control).

Intuit employees (including the NEOs) are provided dividend-equivalent rights in conjunction with RSU awards, but the dividends are not paid until the shares vest and are issued. Dividend-equivalent rights on RSUs that fail to vest are forfeited.

Stock Options

In fiscal 2025, 25% of the total value of the executive officers' annual equity awards was provided in the form of non-qualified stock options. Stock options become valuable only if the price of Intuit stock appreciates after the grant date, so they align option holders with the goal of increasing stockholder value over the seven-year term of the options. These stock options vest over four years of continued service, with 25% of the options vesting after one year and the remainder vesting in equal monthly installments over the next three years, so long as the executive officer continues to be employed by Intuit.

Forfeiture

Intuit employees (including the NEOs) forfeit their unvested equity awards if they terminate their service with Intuit before the end of the applicable vesting period. Intuit employees who are at least 55 years old and have worked for Intuit for at least 10 full years are considered "retirement eligible" under the terms of these awards. Upon retirement, a retirement eligible employee is entitled to pro rata vesting of their RSUs, PSUs, and stock options based on the number of full months of service over the award term.

How Equity Grant Values Were Determined

The Compensation Committee considers multiple factors in determining the size of an executive's equity awards, including annual performance ratings, succession planning, internal equity with other officers, retention value of current equity holdings, and equity award values for executives with similar roles at peer companies. In fiscal 2025, only executives with a performance rating of "achieved expectations," "exceeded expectations," or "trajectory-changing performance" were eligible for equity awards; a rating of "trajectory-changing performance," for any given role, generally resulted in a larger equity grant than any other rating. The committee exercises its judgment and discretion, and also considers the recommendations of the CEO, in setting specific awards for our NEOs. All annual equity granted to our NEOs reflects the mix of 50% PSUs, 25% RSUs, and 25% stock options discussed above.

The value of the equity granted to Mr. Goodarzi was determined based on a review by the Compensation Committee of data provided by the committee's independent compensation consultant related to the market, decisions made for other Intuit officers, Mr. Goodarzi's equity holdings, and his prior compensation, in addition to the committee's own assessment that Mr. Goodarzi delivered outstanding results for all stakeholders during the fiscal year.

To determine the size of the equity awards for the other NEOs, the Compensation Committee reviewed data provided by its independent compensation consultant, which estimated the range of grant values provided to executives in comparable positions at companies within Intuit's compensation peer group. The committee then considered the CEO's recommendations based on performance, leadership, and expected future contribution in order to determine where within the applicable range each executive's equity grant value should fall. The committee gives considerable weight to the CEO's recommendations because he has direct knowledge of the other NEO's individual performance and contributions.

The realization of an executive's grant date equity values is subject to a significant amount of performance risk, and the amount actually earned could be significantly lower if Intuit's absolute and relative TSR (compared to the TSR Peers) are not strong. The challenging nature of Intuit's performance-based equity goals is illustrated by the 60th percentile relative TSR target.

The fiscal 2025 equity decisions for each of our NEOs are described on the following pages.

Fiscal 2025 Compensation Actions

Compensation Snapshot for Each Named Executive Officer



Sasan K. Goodarzi

President and Chief Executive Officer

Summary

As discussed in the description of its performance assessment of Mr. Goodarzi below, the Compensation Committee's decisions relating to Mr. Goodarzi's fiscal 2025 compensation reflect its assessment that Mr. Goodarzi drove strong financial results in fiscal 2025 and demonstrated excellent leadership in continuing to build a high-performing organization and a great environment for the best talent, delivering awesome customer experiences that create delight and attract customers, and continuing to build Intuit's reputation by developing a robust culture of trust, compliance, and security. The Compensation Committee believes this compensation package also rewarded Mr. Goodarzi for his performance in executing the long-term strategic plan to accelerate the company's growth and multi-year strategy to build leadership and capability.

July 2025 Compensation Decisions

After assessing Mr. Goodarzi's performance, as described below, the Compensation Committee consulted with the Board, without Mr. Goodarzi present, and made the decisions described below with respect to his compensation.

	Actual	Compensation Decision
Fiscal 2025 Target Equity Grant Value	$34,600,000	The amount is the same as last year and was divided among PSUs (50% of grant value), RSUs (25%) and stock options (25%). Mr. Goodarzi's RSUs and PSUs are subject to an additional mandatory one-year holding period after vesting to promote longer-term alignment with stockholder interests.
Fiscal 2025 Bonus Award	$2,600,000	100% of target, which is less than the 117.8% generated under the bonus plan's funding formula and matches the bonus pool funding percentage the Compensation Committee approved for the broader employee base, which helps to promote consistent Intuit-wide outcomes.
Fiscal 2026 Base Salary	$1,400,000	An increase of $100,000, or approximately 8%.
Fiscal 2026 Bonus Target	200%	No change.

Performance Assessment

The Compensation Committee determined that Mr. Goodarzi delivered strong results for all stakeholders due to his impact on the one-year performance of the company and our primary business units, as well as on Intuit's longer-term goals and strategic plans.

Short-Term Goals

The Compensation Committee determined that Mr. Goodarzi delivered strong results with respect to the annual goals established by the committee early in fiscal 2025 relating to revenue growth, operating income growth, and leadership.

Revenue and operating income growth. Fiscal 2025 revenue was $18.8 billion, reflecting 16% annual growth, fueled by 16% growth in the Global Business Solutions Group, 10% growth in the Consumer Group, and 32% growth in Credit Karma. GAAP operating income was $4.9 billion, up 36% from fiscal 2024, and non-GAAP operating income was $7.6 billion, up 18% from fiscal 2024.

Leadership Results. The Compensation Committee observed that Mr. Goodarzi delivered strong results in achieving his goals, including:

- **Continuing to build a high-performing organization and a great environment for the best talent**, as measured by strong employee engagement scores, attracting and retaining talent that is critical to the company's strategic success, internal talent mobility, and a continued placement on Fortune magazine's list of the "100 Best Companies to Work For";

- **Delivering awesome customer experiences that create delight and increase share**, as measured by new customer growth, broader adoption of services across our platform, increase in number of customers using multiple offerings, customer retention, increasing developer velocity, corporate development initiatives and acceleration of our mission to power prosperity around the world; and

- **Continuing to build Intuit's reputation by developing a robust culture of trust, compliance, and security**, as demonstrated through the tone set at the top around accountability, continued focus at CEO staff level on cybersecurity and fraud measures and responsible development and deployment of AI, and enhancements to overall employee compliance training.

Long-Term Goals

The Compensation Committee determined that Mr. Goodarzi delivered meaningful progress toward the longer-term goals it established earlier in fiscal 2025, including implementation of a long-term plan to accelerate Intuit's growth rate and execution of a multi-year leadership and capability strategy.

- **Long-term strategic plan to accelerate the company's growth rate.** The committee recognized Mr. Goodarzi's leadership and clarity in executing Intuit's mission and strategy to be a global AI-driven expert platform and ensuring that leaders and employees understand the connection between their work and Intuit's goals. The committee recognized the evolution of and progress on the company's long-term strategic plan to accelerate its growth rate, including the sharpened focus on three Big Bets to deliver done-for-you experiences, accelerate money benefits, and fuel success for mid-market businesses. The committee recognized strong progress on becoming an all-in-one platform serving consumers and businesses, with innovation across the platform, laying the foundation for durable growth. The committee also noted the company's progress on its long-term revenue and operating income growth plans, as well as Mr. Goodarzi's clarity of leadership and deployment of resources to focus the company on accelerating key areas to drive durable long-term growth.

- **Multi-year leadership and capability strategy.** The committee assessed Mr. Goodarzi's progress against his multi-year leadership and capability strategy. In particular, the committee recognized Mr. Goodarzi's achievement in architecting the company to move with velocity and fostering a culture to accelerate customer growth and broader adoption of services. The committee noted that Mr. Goodarzi's development of leadership capabilities, including executive leadership transitions and a reorganization of a business unit. The committee also recognized Mr. Goodarzi's leadership in raising the bar on talent and performance outcomes across the company to more closely align with Intuit's strategic priorities.

Other Named Executive Officers

The Compensation Committee determined the compensation for Intuit's other NEOs based on each executive's leadership in achieving the company's one-year operating plan and making significant progress toward longer-term strategic plans. In evaluating the other executives and determining each of their overall performance ratings, the committee considered:

- the performance evaluation and pay recommendations made by the CEO, which took into account the performance of each executive's business unit or functional group, the executive's leadership capability, and the importance of retaining the executive; and

- the scope, degree of difficulty, and importance of the executive's responsibilities.

The committee gave considerable weight to the evaluation provided by the CEO because of his direct detailed knowledge of each NEO's performance and contributions. However, the committee has the sole responsibility for determining NEO compensation.

Like the CEO, each of the other NEOs was paid a bonus of 100% of his or her target bonus, which is less than the percentage generated under the bonus plan's funding formula and matches the funding level the Compensation Committee approved for the bonus pool for the broader employee base.



Sandeep S. Aujla

Executive Vice President and Chief Financial Officer

Performance Assessment

The Compensation Committee recognized Mr. Aujla for exceeding expectations by consistently delivering strong results with significant business impact as Chief Financial Officer. Under his leadership, the company evolved its capital strategy to support its strategic priorities. He developed his finance team to build stronger partnerships with the company's business units and strengthen its relationship with external stakeholders to achieve excellent results, positioning the company for durable growth. In addition, the committee recognized Mr. Aujla as a data-driven and innovative leader with a high bar for accountability from his teams, for his courage in making tough decisions, for his deep understanding of the drivers of the business, and as a strong champion of the company's culture.

July 2025 Compensation Decisions

	Actual	Compensation Decision
Fiscal 2025 Target Equity Grant Value	$14,500,000	An increase of $500,000, or 4%
Fiscal 2025 Bonus Award	$960,000	100% of target
Fiscal 2026 Base Salary	$800,000	No change
Fiscal 2026 Bonus Target	120%	No change



Alex Balazs

Executive Vice President and Chief Technology Officer

Performance Assessment

The Compensation Committee recognized Mr. Balazs for exceeding expectations in his role as Chief Technology Officer. The committee recognized Mr. Balazs as a bold, visionary technology leader with deep expertise. Under his leadership, he is shaping Intuit's product roadmap, ensuring timely delivery of critical initiatives, and driving innovation. He has positioned the company at the forefront of AI, accelerating both platform capabilities and customer impact. The committee also noted his ability to inspire teams, as well as his collaborative approach as a trusted partner across the company.

July 2025 Compensation Decisions

	Actual	Compensation Decision
Fiscal 2025 Target Equity Grant Value	$14,000,000	An increase of $1,000,000, or 8%
Fiscal 2025 Bonus Award	$924,000	100% of target
Fiscal 2026 Base Salary	$800,000	An increase of $30,000, or 4%
Fiscal 2026 Bonus Target	120%	No change



Mark Notarainni

Executive Vice President and General Manager, Consumer Group

Performance Assessment

The Compensation Committee recognized Mr. Notarainni's trajectory-changing impact in his role as leader of the Consumer Group. Under his leadership, Consumer Group fiscal 2025 revenue grew 10% and TurboTax Live revenue grew 47% for the nine months ended July 31, 2025. In addition to delivering excellent results, the committee recognized Mr. Notarainni's execution of the Consumer Group's strategic priorities, including innovation across the consumer platform and reinventing the go-to-market strategy, which drove accelerated growth. The committee also recognized Mr. Notarainni as a growth-oriented leader who inspires and galvanizes teams with a clear vision of success.

July 2025 Compensation Decisions

	Actual	Compensation Decision
Fiscal 2025 Target Equity Grant Value	$14,500,000	An increase of $1,000,000, or 7%
Fiscal 2025 Bonus Award	$924,000	100% of target
Fiscal 2026 Base Salary	$770,000	No change
Fiscal 2026 Bonus Target	120%	No change



Marianna Tessel

Executive Vice President and General Manager, Small Business Group

Performance Assessment

The Compensation Committee determined that Ms. Tessel exceeded expectations in her role as leader of the Global Business Solutions Group through May 22, 2025, and the leader of the Small Business Group, effective on May 22, 2025. Under her leadership, Global Business Solutions Group revenue grew 16% and Online Ecosystem revenue grew 20% in fiscal 2025. The committee further recognized Ms. Tessel for significantly accelerating durable innovation in support of the company's platform strategy. In addition, the committee recognized Ms. Tessel for leading with courage and vision, driving durable and impactful innovation, uniting teams through collaboration, and setting a standard of excellence in technology.

July 2025 Compensation Decisions

	Actual	Compensation Decision
Fiscal 2025 Target Equity Grant Value	$14,500,000	A decrease of $2,000,000, or 12%
Fiscal 2025 Bonus Award	$960,000	100% of target
Fiscal 2026 Base Salary	$800,000	No change
Fiscal 2026 Bonus Target	120%	No change

Fiscal 2025 Equity Grants

The following table shows the intended target total annual equity grant value awarded to each NEO at the end of fiscal 2025, and the number of PSUs, RSUs, and stock options granted based on the fiscal 2025 performance and compensation review process.

The intended values shown in the table may or may not be achieved, depending on whether performance criteria are met and how Intuit's stock price performs over the vesting period.

Name	Total Intended Value of Equity Grant[1]	PSUs (target #) (50% of value)	RSUs (target #) (25% of value)	Stock Options (#) (25% of value)
Sasan K. Goodarzi	$ 34,600,000	21,291	11,073	35,139
Sandeep S. Aujla	$ 14,500,000	8,923	4,641	14,726
Alex Balazs	$ 14,000,000	8,615	4,481	14,218
Mark Notarainni	$ 14,500,000	8,923	4,641	14,726
Marianna Tessel	$ 14,500,000	8,923	4,641	14,726

[1] These values were estimated using data available to the Compensation Committee on July 23, 2025. They do not match exactly the grant date fair values presented in the Fiscal Year 2025 Summary Compensation Table, which were calculated in accordance with FASB ASC Topic 718 and take into account the price of Intuit's common stock on the July 24, 2025 grant date.

Payout of PSUs Granted in 2022

In July 2022, the Compensation Committee approved the grant to Intuit executives of PSUs that were tied to relative TSR over 12-, 24- and 36-month performance periods. In each case, earning and vesting of these 2022 PSUs was based on Intuit's TSR percentile ranking compared to companies in the TSR peer group established for fiscal 2022. TSR for Intuit and the peer group was calculated using the 30-day average closing market price at the beginning and the end of each performance period. The Compensation Committee did not make any adjustments to the amounts earned under the formula.

The graphic below describes the percent of target that could be earned under these awards based on relative TSR, as well as the actual relative TSR performance for each performance period, as certified by the Compensation Committee under the earnout formula.

2022 PSU Grants: Actual Outcomes



[1] Linear interpolation between defined points.

[2] Payouts for each performance period are capped at 100% of target if absolute TSR is negative for that performance period.

For all of the NEOs, the table below sets forth the number of 2022 PSUs that vested on September 1, 2025, based solely on the formula established for the awards.

Name	2022 PSUs Vested (#)
Sasan K. Goodarzi	27,411 [1]
Sandeep S. Aujla	–
Alex Balazs	6,449
Mark Notarainni	6,986
Marianna Tessel	13,436

[1] Includes 917 PSUs that previously vested in order to cover required employment taxes (and income taxes related to such vesting) because the executive is retirement eligible.

Other Benefits

To help encourage our executives to own Intuit stock, Intuit maintains the Management Stock Purchase Program (the "MSPP"). Under the MSPP, employees with a title of director or above (including the NEOs) may elect to defer up to 15% of their annual incentive bonus, which is then converted into deferred stock units based on the fair market value of Intuit's stock on the date bonuses are awarded. These deferred stock units are fully vested on the purchase date, but are not issued in the form of shares until the earlier of the third anniversary of the purchase date or the date the executive terminates employment with Intuit. Intuit also grants employees who defer a portion of their annual bonuses an additional RSU for every deferred stock unit purchased through the MSPP, up to a maximum number, as shown below for the NEOs.

Executive Level	Maximum Number of Matching RSUs
Executive Vice President	1,500
Chief Executive Officer	3,000

These matching RSUs cliff vest three years after the grant date, or on the recipient's earlier death or disability. This three-year vesting period is intended to assist Intuit in retaining key talent. The RSUs granted pursuant to the MSPP are issued under the 2005 Equity Incentive Plan.

Deferred stock units purchased by employees under the MSPP, as well as any matching RSUs, have dividend-equivalent rights. Dividends on the purchased deferred stock units are paid on the later of the date the shares are issued or the date dividends are paid to Intuit's common stockholders. Dividends on matching RSUs are paid upon vesting.

We maintain a Non-Qualified Deferred Compensation Plan (the "NQDCP"), which provides that executives who meet minimum compensation requirements are eligible to defer up to 75% of their salaries and up to 75% of their bonuses. We have agreed to credit the participants' contributions with earnings that reflect the performance of certain independent investment funds. We do not guarantee above-market interest on account balances. We may make discretionary employer contributions to participant accounts in certain circumstances; the timing, amounts and vesting schedules of any such contributions are at the sole discretion of the Compensation Committee or its delegate. There were no discretionary employer contributions for fiscal 2025.

Benefits under the NQDCP are unsecured and are general assets of Intuit. Participants are generally eligible to receive payment of their vested benefit at the end of their elected deferral period or after termination of their employment with Intuit for any reason, or at a later date if necessary to comply with Section 409A of the Internal Revenue Code. Participants may elect to receive their payments in a lump sum or installments. Deferrals authorized by an executive and the related earnings are always 100% vested. Discretionary company contributions, if any, and the related earnings vest as determined by Intuit at the time a particular contribution is made, and in any event vest completely upon the participant's disability or death or a change in control of Intuit.

Given the growing profile of the company and the increasing visibility of our executives, the Compensation Committee has authorized us to pay for residential security measures for certain NEOs when deemed necessary for their safety. Because certain components of this security program may be viewed as conveying a personal benefit to an NEO, we include the costs in the "All Other Compensation" column of the Fiscal Year 2025 Summary Compensation Table.

All employees (including the NEOs) are eligible to participate in a number of programs that make up Intuit's total compensation package, including health and welfare benefits, our 401(k) Plan with a company-sponsored match component, and our Employee Stock Purchase Plan. NEOs participate in these programs on the same terms as all other employees. Intuit does not offer a defined benefit pension plan.

As discussed below under Potential Payments Upon Termination of Employment or Change in Control, the company has agreed to provide a severance payment to Mr. Goodarzi, and pro rata vesting of equity awards to all of our NEOs, if their employment is terminated under specific circumstances. Intuit agreed to provide these benefits as consideration for each executive's agreement to provide services as an employee. Intuit does not provide excise tax "gross-up" protection if a change-in-control payment is considered an "excess parachute payment" under U.S. tax laws.

Role of Compensation Consultants, Executive Officers, and the Board in Compensation Decisions

The Compensation Consultant

The Compensation Committee has the authority to retain independent consultants and other experts to assist it in fulfilling its responsibilities. The committee has engaged the services of Frederic W. Cook & Co. ("FW Cook"), a national executive compensation consulting firm, to review and provide recommendations concerning Intuit's executive compensation program. FW Cook performs services solely on behalf of the Compensation Committee and interacts with the company and management only in the course of performing those services. As described below under Fiscal 2025 Compensation Peer Group, FW Cook assists the committee in defining our peer group, which is used in our evaluation of our relative executive compensation levels and practices and provides context for making compensation decisions. FW Cook also assists the committee in comparing our non-employee director compensation program and practices to those of peer companies.

FW Cook attended all meetings of the Compensation Committee as its independent advisor, responded to committee members' inquiries and refined their analyses based on the committee's questions. The Compensation Committee has assessed the independence of FW Cook pursuant to Nasdaq and SEC rules, and concluded that FW Cook is independent and that no conflict of interest exists that would prevent FW Cook from independently advising the Compensation Committee.

Officers and the Board

The Compensation Committee received support from Intuit's human resources leaders in analyzing and establishing Intuit's compensation programs for fiscal 2025. Members of Intuit's management and staff, including the Chief People & Places Officer, members of her staff and internal legal counsel, attended a portion of each meeting of the Compensation Committee.

Mr. Goodarzi, our President and CEO, provided recommendations to the committee regarding the cash and equity compensation of his executive staff (including those who are NEOs), succession planning, organizational development, and the use of incentive compensation to drive Intuit's growth and support the ecosystem business model. In determining compensation for other NEOs, the committee considered Mr. Goodarzi's recommendations.

To aid the Compensation Committee in its evaluation of his performance, Mr. Goodarzi provided a self-review and the Board Chair obtained feedback from Mr. Goodarzi's executive staff and members of the Board. The Compensation Committee determined the compensation for Mr. Goodarzi after his performance assessment, obtaining market data and other information and input from FW Cook, and conferring with independent members of the Board without Mr. Goodarzi present.

In all cases, although the Compensation Committee received advice and recommendations, the committee is solely responsible for making the final decisions on compensation for the NEOs.

Fiscal 2025 Compensation Peer Group

Peer Group Composition

Each year the Compensation Committee works with its independent compensation consultant to determine appropriate peer companies for benchmarking our executive compensation program. In choosing the peer group, the committee has two primary objectives:

First, to confirm that our peer group is relevant and includes companies:

- that compete with us for executive and technical talent;
- of similar scope and complexity; and
- of similar size, measured by revenue and market capitalization.

Second, to create a sufficiently robust set of peers to promote continuity year-over-year.

Using these objectives, the independent compensation consultant recommended a fiscal 2025 peer group of 17 companies with the following characteristics:

Criteria for Fiscal 2025 Compensation Peer Group	Characteristics
Technology companies with headquarters in California	All are publicly-traded California technology innovators that compete with Intuit for executive and technical talent.
Size	Peer companies generally fall within a range of between 0.25x and 4.0x Intuit's revenue and between 0.25x and 4.0x of Intuit's market capitalization.
Year-over-year continuity	In fiscal 2025, DoorDash, Inc. was added to the peer group because it met the criteria, and eBay Inc. was removed from the peer group because it no longer met the size criteria.

The independent compensation consultant reviewed these criteria with the Compensation Committee in January 2025, and the committee determined that the following companies would make up the compensation peer group for fiscal 2025 year-end decisions.

Fiscal 2025 Compensation Peer Group

Adobe Inc.	DoorDash, Inc.	Salesforce, Inc.
Airbnb, Inc.	Electronic Arts Inc.	ServiceNow, Inc.
Autodesk, Inc.	Netflix, Inc.	Uber Technologies, Inc.
Block, Inc.	Palo Alto Networks, Inc.	Visa Inc.
Broadcom Inc.	PayPal Holdings, Inc.	Workday, Inc.
Cisco Systems, Inc.	QUALCOMM Incorporated	

All compensation decisions made in July 2025 utilized this peer group for context. Any discussion about components of executive officers' compensation that occurred prior to July 2025 (including, for example, their fiscal 2025 salaries) utilized the peer data from the peer group approved by the Compensation Committee in January 2024.

How Peer Group Data Were Used

The Compensation Committee used the publicly reported information regarding NEO compensation from the peer companies as a reference point in assessing compensation levels for Intuit's NEOs. The committee then considered each individual NEO's role and scope of responsibilities relative to comparable positions at Intuit's peers. Based on this information, the committee reviewed Intuit's executive compensation programs and practices, and analyzed each NEO's base pay, cash bonus, and equity awards. There is no targeted benchmark level of compensation.

Our Compensation Policies and Practices

Intuit employs a number of practices that reflect our pay-for-performance compensation philosophy and reduce risk in our compensation programs.

Compensation Risk Assessment

Intuit conducted a review of its key compensation programs, policies, and practices in conjunction with FW Cook, the Compensation Committee's independent compensation consultant, which prepared a report on our company-wide compensation programs.

This analysis was reviewed with the Compensation Committee at its October 29, 2025 meeting. The review and analysis did not identify any compensation programs, policies, or practices that create incentives to take risks that are reasonably likely to have a material adverse effect on Intuit.

The factors summarized below support this conclusion:

- Overall compensation levels are in a competitive market range for a company of Intuit's size and scope.
- Our programs use a mix of short-term and long-term incentives, with different performance periods and a broad mix of metrics, including both revenue-driven and profit-driven performance measures, in an effort to deter undue focus on a single goal.
- Our compensation programs are designed to create a balance of different incentives by using: (1) a mix of cash and equity, (2) annual incentives that are based in part on company-wide performance metrics that align with our business plans and in part on our True North Goals and strategic objectives, and (3) long-term incentives in three different forms of equity with varied time horizons and vesting conditions.
- Annual cash incentives for our senior executives (including our NEOs) are capped at 150% of target, with upward or downward adjustment of up to 30% of target for performance against True North Goals, based on the achievement of objective performance goals (i.e., before possible adjustments based on personal performance). No senior executive may be awarded more than $5,000,000 or 180% of target (reflecting the 150% of target baseline funding percentage and the maximum potential upward adjustment for performance against True North Goals). All other eligible employees participate in a common company-funded cash incentive pool with a fixed dollar ceiling.
- We have established robust stock ownership requirements for the CEO (10x base salary), CFO, Chief Technology Officer and General Managers of our principal business units (5x base salary), other Executive Vice Presidents (3x base salary), Senior Vice Presidents (1.5x base salary) and non-employee directors (10x annual cash retainer).
- The CEO's PSUs and RSUs have a mandatory one-year holding requirement after they vest.
- Severance is limited for a company of Intuit's size and scope.
- Our insider trading policy prohibits officers and all other employees from pledging shares, trading put or call options, and engaging in short sales or hedging transactions involving Intuit's securities.
- We have established "clawback" provisions for performance-based equity awards and for cash bonus payments under the annual cash incentive plan in which our executive officers participate.
- We have a robust executive succession planning process, including both long-term succession and regular review of emergency short-term plans.
- The Compensation Committee provides close oversight of our compensation programs, including a significant level of engagement, self-assessment, and executive session discussions.

Stock Ownership Requirements

Intuit has a mandatory stock ownership program that applies to employees at the senior vice president level and above (including the NEOs), and as discussed under Director Compensation, to non-employee members of the Board. To ensure continued alignment of interests among Intuit's management, directors, and stockholders, the ownership requirements are as follows:

Role	Minimum Value of Stock Ownership
Chief Executive Officer	10x base salary
Chief Financial Officer, Chief Technology Officer and General Managers of the company's two principal business units	5x base salary
Other Executive Vice Presidents	3x base salary
Senior Vice Presidents	1.5x base salary
Non-employee Board Members	10x standard annual cash Board retainer ($750,000)

Individuals must comply within five years after becoming subject to the requirements. Existing senior officers who are promoted to positions with a higher ownership requirement have three years to reach that higher level. Senior officers must retain 50% of the shares remaining at the time of vesting of RSUs or PSUs, or exercise of options, after payment of any applicable tax withholding and exercise price ("net shares"), until they reach the applicable ownership requirement. Any senior officer who has not achieved the applicable ownership requirement by the applicable compliance date must retain 100% of his or her net shares until compliance is achieved. If a Board member has not met the stock ownership requirement by the required date, then 50% of that Board Member's annual cash retainer will be paid in the form of Intuit stock until the required ownership level is reached. Shares that count toward this requirement include shares owned by the individual, unvested shares or stock units where vesting is solely contingent on future service, shares held in retirement accounts, shares held in trust, and shares or stock units that have vested but receipt of which has been deferred. As of July 31, 2025, all NEOs were in compliance with the requirements. As noted above in Director Compensation, all of our directors were also in compliance with these requirements as of July 31, 2025.

In addition to these ownership requirements, RSUs and PSUs granted to Mr. Goodarzi after he became the CEO are subject to a mandatory one-year holding period after vesting in the form of an automatic one-year deferral of the release of the underlying shares, to increase his long-term alignment with stockholder interests.

Intuit's Equity Granting Policy for Senior Executives

Equity grants made to the CEO, Executive Vice Presidents, or other Section 16 officers must be approved by the Compensation Committee.

Timing of grants. During fiscal 2025, equity awards to employees generally were granted on regularly scheduled predetermined dates. As part of Intuit's annual performance and compensation review process, the Compensation Committee approves stock option, RSU, and PSU awards to our NEOs within a few weeks before Intuit's July 31 fiscal year-end. The Compensation Committee does not grant equity awards in anticipation of the release of material nonpublic information and we do not time the release of material nonpublic information based on equity award grant dates.

Option exercise price. The exercise price of a newly granted option (i.e., not an option assumed or substituted in connection with an acquisition) is the closing price of Intuit's common stock on the Nasdaq stock market on the date of grant.

Clawbacks

We have adopted a clawback policy that complies with Nasdaq listing standards and applies to our executive officers (as defined in applicable SEC rules). This policy applies to all incentive-based compensation (as defined in applicable SEC rules), which includes performance-based awards granted under our 2005 Equity Incentive Plan and the cash bonus payments under the annual cash incentive plan in which our executive officers participate. In the event that we are required to restate our financial statements because of material non-compliance with financial reporting requirements under federal securities laws, this policy requires us to seek recovery of excess incentive-based compensation received by executives over the three fiscal years preceding the restatement.

In addition, our 2005 Equity Incentive Plan, which is the only plan through which we may grant equity awards to our employees, contains a clawback provision that applies to all participants. This provision provides that, in the event we issue a restatement of our financial results for any period in the previous three fiscal years, the Compensation Committee, in its discretion, may require a participant to repay or forfeit a portion of both time- and performance-based awards that the committee determines was in excess of the amount that would have been granted, earned, or vested during such period based on the restated results. This provision in combination with our clawback policy permits the Compensation Committee to recoup both time- and performance-based equity awards in the event of a restatement of our financial results.

Accounting and Tax Implications of Our Compensation Policies

In designing our compensation programs, the Compensation Committee considers the financial, accounting, and tax consequences to Intuit as well as the tax consequences to our employees. In determining the aggregate number and mix of equity grants in any fiscal year, the Compensation Committee and management consider the size and share-based compensation expense of the outstanding and new equity awards relative to our one- and three-year operating plans (including revenue) and market capitalization.

Compensation and Organizational Development Committee Report

Set out above is the Compensation Discussion and Analysis, which discusses Intuit's executive compensation programs and policies and explains how we and management view and use them. We strive to see that Intuit's compensation programs are fiscally responsible, market-responsive, and performance-based. Guided by these principles, we regularly review and monitor senior management's compensation, as well as their potential for larger leadership roles, in an effort to produce the greatest value for Intuit's four True North stakeholders: employees, customers, communities, and stockholders. To this end, the Compensation Committee has reviewed the components of compensation paid to each of Intuit's officers for fiscal 2025, including annual base salary, incentive bonus, and equity compensation.

Given our role in providing guidance on program design, administering these programs and policies, and making specific compensation decisions for senior executives, the Compensation Committee participated in the preparation of the Compensation Discussion and Analysis and reviewed and discussed its contents with management. Based on the review and discussions, we recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation and Organizational Development Committee Members

Raul Vazquez (Chair)
Deborah Liu
Tekedra Mawakana
Forrest Norrod
Ryan Roslansky

Executive Compensation Tables

Fiscal Year 2025 Summary Compensation Table

The following table shows compensation earned by or granted to our NEOs during the last three fiscal years, as calculated under SEC rules.

Name and Principal Position	Fiscal Year	Salary ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)	Total ($)
Sasan K. Goodarzi President and Chief Executive Officer	2025	1,300,000 [4]	24,285,384	8,650,168	2,600,000 [4]	10,000 [5]	36,845,552
	2024	1,200,000	24,247,389	8,650,027	2,280,000	194,944	36,572,360
	2023	1,100,000	17,840,333	6,375,096	1,980,000	10,000	27,305,429
Sandeep S. Aujla Executive Vice President and Chief Financial Officer	2025	800,000	11,007,870	3,625,099	960,000 [6]	11,300 [7]	16,404,269
	2024	770,000	10,560,586	3,500,057	877,800	11,300	15,719,743
Alex G. Balazs Executive Vice President and Chief Technology Officer	2025	770,000	10,500,893	3,500,045	924,000	10,000 [5]	15,704,938
Mark Notarainni Executive Vice President and General Manager, Consumer Group	2025	770,000	10,876,158	3,625,099	924,000	10,000 [5]	16,205,257
	2024	725,000	10,125,439	3,375,055	688,750	11,300	14,925,544
Marianna Tessel Executive Vice President and General Manager, Small Business Group	2025	800,000	11,007,870	3,625,099	960,000 [6]	10,000 [5]	16,402,969
	2024	770,000	12,500,970	4,125,067	877,800	12,600	18,286,437
	2023	770,000	10,980,607	3,625,026	831,600	10,992	16,218,225

[1] The amount, timing, and grant date fair value of these awards are described in more detail in the Compensation Discussion and Analysis and are included in the Grants of Plan-Based Awards During Fiscal Year 2025 table below. In addition to annual stock awards, the amounts above include the fair value of RSUs that Intuit granted in August of each fiscal year to match RSUs that certain NEOs purchased under the MSPP with amounts deferred from their bonuses earned in the prior fiscal year. Amounts presented in the table above represent the aggregate grant date fair value of awards granted during the applicable fiscal year, computed in accordance with FASB ASC Topic 718. The grant date fair value of each RSU award was calculated using the closing price of Intuit's common stock on the date of grant. The total grant date fair value of the PSUs that may be earned depending on Intuit's relative TSR remains the same whether the maximum, target, or below target performance is earned. Refer to Note 11 to the consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended July 31, 2025.

[2] The amount, timing, and grant date fair value of these awards are described in more detail in the Compensation Discussion and Analysis and are included in the Grants of Plan-Based Awards During Fiscal Year 2025 table below. Amounts presented in the table above represent the aggregate grant date fair value of options granted during the applicable fiscal year, computed in accordance with FASB ASC Topic 718. For information on the valuation assumptions with respect to stock option grants and a complete description of the valuation of share-based compensation, see Note 11 to the consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended July 31, 2025.

[3] These amounts represent the amounts earned for performance under the IPI during fiscal 2025 and paid in August 2025. The cash incentive program is described in more detail in the Compensation Discussion and Analysis.

[4] The amount shown also includes a deferral at the recipient's election under the NQDCP. See Other Benefits for more information.

[5] This amount represents $10,000 in matching contributions by Intuit into Mr. Goodarzi's, Mr. Balazs', Mr. Notarainni's, and Ms. Tessel's 401(k) plans.

(6) The amount includes a deferral of the amount set forth in the table below made at the recipient's election under the MSPP. Under the terms of the MSPP, a participant may elect to use a stated portion of his or her annual IPI award to purchase deferred stock units under Intuit's 2005 Equity Incentive Plan. Intuit then matches these purchased units with another grant of RSUs that vest three years from the date of grant. The MSPP is described in greater detail in the Compensation Discussion and Analysis section of this proxy statement.

Name	Executive MSPP Contribution ($)	Deferred Stock Units Reserved for Executive Contribution (#)
Sandeep S. Aujla	144,000	193
Marianna Tessel	144,000	193

(7) This amount includes $10,000 in matching contributions by Intuit into Mr. Aujla's 401(k) plan and a $1,300 wellness incentive award under Intuit's broadly available program.

Grants of Plan-Based Awards During Fiscal Year 2025

The following table provides information about PSUs and RSUs granted to the NEOs under our 2005 Equity Incentive Plan during fiscal 2025, and cash awards for which the NEOs were eligible in fiscal 2025 under the IPI.

Name	Grant Date	Board Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1] Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards[2] Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards[2] Shares (#)	Grant Date Fair Value of Stock Awards[3] ($)
Sasan K. Goodarzi	7/24/2025	7/24/2025			8,516	21,291	42,582	–	15,635,046 [4]
	7/24/2025	7/24/2025			–	–	–	11,073	8,650,338 [5]
			2,600,000	3,900,000	–	–	–	–	–
									24,285,384
Sandeep S. Aujla	8/9/2024	8/9/2024			–	–	–	209	131,712 [6]
	7/24/2025	7/23/2025			3,569	8,923	17,846	–	7,250,562 [4]
	7/24/2025	7/23/2025			–	–	–	4,641	3,625,596 [7]
			960,000	1,440,000	–	–	–	–	–
									11,007,870
Alex G. Balazs	7/24/2025	7/23/2025			3,446	8,615	17,230	–	7,000,291 [4]
	7/24/2025	7/23/2025			–	–	–	4,481	3,500,602 [7]
			924,000	1,386,000	–	–	–	–	–
									10,500,893
Mark Notarainni	7/24/2025	7/23/2025			3,569	8,923	17,846	–	7,250,562 [4]
	7/24/2025	7/23/2025			–	–	–	4,641	3,625,596 [5]
			924,000	1,386,000	–	–	–	–	–
									10,876,158
Marianna Tessel	8/9/2024	8/9/2024			–	–	–	209	131,712 [6]
	7/24/2025	7/23/2025			3,569	8,923	17,846	–	7,250,562 [4]
	7/24/2025	7/23/2025			–	–	–	4,641	3,625,596 [7]
			960,000	1,440,000	–	–	–	–	–
									11,007,870

[1] Represents awards that could have been earned under the IPI based on performance in fiscal 2025. These columns show the awards that were possible at the Target and Maximum levels of performance. The maximum award that could have been earned by each NEO was the lesser of 150% of the Target or $5 million.

[2] Awards made pursuant to Intuit's 2005 Equity Incentive Plan. With respect to the PSUs described in footnote (4) that may be earned depending on Intuit's relative TSR, the "Threshold" column reflects the number of PSUs that will be earned if the lowest TSR performance goals are achieved, the "Target" column reflects the number of PSUs that will be earned if the TSR performance goals are achieved at target levels, and the "Maximum" column reflects the maximum number of PSUs that could be earned if the highest level of performance is achieved. The RSUs described in footnotes (5) and (7) are subject to service-based vesting and will vest upon the completion of the specified service period or, otherwise, be forfeited.

[3] These amounts represent the aggregate grant date fair value of these awards computed in accordance with FASB ASC Topic 718. Under FASB ASC Topic 718, the total grant date fair value of the PSUs described in footnote (4), which may be earned depending on Intuit's relative TSR, remains the same whether the maximum, target, or below target number of PSUs is earned. The grant date fair values of the RSUs described in footnotes (5) and (7) and the MSPP matching RSUs described in footnote (6) were calculated using the closing price of Intuit's common stock on the date of grant.

[4] Depending on Intuit's relative TSR for the 12-, 24- and 36-month periods ending July 31, 2026, July 31, 2027, and July 31, 2028, compared to TSR for a pre-established peer group, and so long as the executive remains employed by Intuit following each such date, the earned portion of these PSUs will vest on September 1, 2028. Shares in respect of Mr. Goodarzi's earned PSUs will be issued one year after the vesting date.

[5] These RSUs will vest as to 12.5% of the shares on December 31, 2025, and thereafter 6.25% of the shares quarterly through July 1, 2029. Shares in respect of Mr. Goodarzi's RSUs will be issued one year after the applicable vesting dates.

[6] Represents Intuit matching grants of RSUs under the MSPP with respect to deferrals of fiscal 2024 bonuses. The bonuses were paid and deferred in early fiscal 2025, and the matching grants vest on the third anniversary of the grant date.

[7] These RSUs will vest as to 25% of the shares on July 1, 2026, and thereafter 6.25% of the shares quarterly through July 1, 2029.

The following table provides information about stock options granted to the NEOs under our 2005 Equity Incentive Plan during fiscal 2025.

Name	Grant Date	Board Approval Date	All Other Option Awards: Number of Securities Underlying Options (#)[1]	Exercise or Base Price of Options ($/share)	Grant Date Fair Value of Option Awards ($)[2]
Sasan K. Goodarzi	7/24/2025	7/24/2025	35,139	781.21	8,650,168
Sandeep S. Aujla	7/24/2025	7/23/2025	14,726	781.21	3,625,099
Alex G. Balazs	7/24/2025	7/23/2025	14,218	781.21	3,500,045
Mark Notarainni	7/24/2025	7/23/2025	14,726	781.21	3,625,099
Marianna Tessel	7/24/2025	7/23/2025	14,726	781.21	3,625,099

[1] These awards vest as to 25% of the options on July 24, 2026, and 2.083% of the options each month thereafter over the next three years.

[2] These amounts represent the aggregate grant date fair value of these awards computed in accordance with FASB ASC Topic 718.

Outstanding Equity Awards at Fiscal 2025 Year-End

The following table provides information with respect to outstanding stock options held by the NEOs as of July 31, 2025.

	Outstanding Option Awards				
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Grant Date	Option Expiration Date
Sasan K. Goodarzi	63,458	–	303.94	07/30/20	07/29/27
	47,070	–	525.51	07/29/21	07/28/28
	34,962	11,654 (1)	448.59	07/28/22	07/27/29
	21,716	21,717 (2)	496.53	07/27/23	07/26/30
	11,469	34,410 (3)	626.32	07/25/24	07/24/31
	–	35,139 (4)	781.21	07/24/25	07/23/32
Sandeep S. Aujla	128	–	525.51	07/29/21	07/28/28
	391	9,368 (2)	496.53	07/27/23	07/26/30
	4,641	13,923 (3)	626.32	07/25/24	07/24/31
	–	14,726 (4)	781.21	07/24/25	07/23/32
Alex G. Balazs	1,024	–	525.51	07/29/21	07/28/28
	1,828	2,743 (1)	448.59	07/28/22	07/27/29
	1,988	5,962 (2)	496.53	07/27/23	07/26/30
	4,309	12,929 (3)	626.32	07/25/24	07/24/31
	–	14,218 (4)	781.21	07/24/25	07/23/32
Mark Notarainni	12,280	–	525.51	07/29/21	07/28/28
	8,912	2,971 (1)	448.59	07/28/22	07/27/29
	8,516	8,517 (2)	496.53	07/27/23	07/26/30
	4,475	13,426 (3)	626.32	07/25/24	07/24/31
	–	14,726 (4)	781.21	07/24/25	07/23/32
Marianna Tessel	31,729	–	303.94	07/30/20	07/29/27
	22,512	–	525.51	07/29/21	07/28/28
	17,138	5,713 (1)	448.59	07/28/22	07/27/29
	12,348	12,349 (2)	496.53	07/27/23	07/26/30
	5,469	16,410 (3)	626.32	07/25/24	07/24/31
	–	14,726 (4)	781.21	07/24/25	07/23/32

(1) This award vested as to 25% of the options on July 28, 2023 and 2.083% of the options each month thereafter.

(2) This award vested as to 25% of the options on July 27, 2024 and 2.083% of the options each month thereafter.

(3) This award vested as to 25% of the options on July 25, 2025 and 2.083% of the options each month thereafter.

(4) This award will vest as to 25% of the options on July 24, 2026 and 2.083% of the options each month thereafter.

The following table provides information with respect to outstanding RSUs held by the NEOs as of July 31, 2025, excluding deferred stock units purchased by the NEOs under the MSPP. The MSPP is described in greater detail in the Compensation Discussion and Analysis section of this proxy statement. The market value of the awards is determined by multiplying the number of unvested shares or units by $785.13, the closing price of Intuit's common stock on Nasdaq on July 31, 2025, the last trading day of fiscal 2025. For those awards that are subject to performance-based conditions as described in the footnotes below, the number of shares reflects performance assuming achievement at target unless otherwise noted.

| Name | Grant Date | Outstanding Stock Awards | | | |
		Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Sasan K. Goodarzi	07/28/22	3,553 [1]	2,789,567		
	07/28/22	26,494 [2]	20,801,234		
	07/27/23	6,420 [3]	5,040,535		
	07/27/23			24,945 [4]	19,585,068
	07/25/24	10,358 [5]	8,132,377		
	07/25/24			26,736 [6]	20,991,236
	07/24/25	11,073 [7]	8,693,744		
	07/24/25			21,291 [8]	16,716,203
Sandeep S. Aujla	04/18/22	7,995 [9]	6,277,114		
	08/12/22	105 [10]	82,439		
	07/27/23	2,770 [11]	2,174,810		
	07/27/23			10,989 [12]	8,627,794
	08/11/23	120 [10]	94,216		
	07/25/24	4,191 [13]	3,290,480		
	07/25/24			10,886 [14]	8,546,925
	08/09/24	209 [10]	164,092		
	07/24/25	4,641 [15]	3,643,788		
	07/24/25			8,923 [16]	7,005,715
Alex G. Balazs	07/28/22	836 [17]	656,369		
	07/28/22	6,449 [18]	5,063,303		
	07/27/23	1,762 [11]	1,383,399		
	07/27/23			6,993 [12]	5,490,414
	09/15/23	4,182 [19]	3,283,414		
	07/25/24	3,892 [13]	3,055,726		
	07/25/24			10,108 [14]	7,936,094
	07/24/25	4,481 [15]	3,518,168		
	07/24/25			8,615 [16]	6,763,895

| Name | Grant Date | Outstanding Stock Awards | | | |
		Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Mark Notarainni	07/28/22	906 [17]	711,328		
	07/28/22	6,986 [18]	5,484,918		
	07/27/23	2,518 [11]	1,976,957		
	07/27/23			9,990 [12]	7,843,449
	07/25/24	4,041 [13]	3,172,710		
	07/25/24			10,497 [14]	8,241,510
	07/24/25	4,641 [20]	3,643,788		
	07/24/25			8,923 [16]	7,005,715
Marianna Tessel	07/28/22	1,742 [17]	1,367,696		
	07/28/22	13,436 [18]	10,549,007		
	08/12/22	216 [10]	169,588		
	07/27/23	3,650 [11]	2,865,725		
	07/27/23			14,485 [12]	11,372,608
	08/11/23	251 [10]	197,068		
	07/25/24	4,940 [13]	3,878,542		
	07/25/24			12,830 [14]	10,073,218
	08/09/24	209 [10]	164,092		
	07/24/25	4,641 [15]	3,643,788		
	07/24/25			8,923 [16]	7,005,715

[1] These RSUs vested as to 25% of the shares on July 1, 2023, and have vested and will vest as to 6.25% of the shares each quarter thereafter. Shares underlying the RSUs will be issued on the date that is one year following each vesting date.

[2] Based on the performance goals achieved as of July 31, 2025, these PSUs vested on September 1, 2025 and will be issued on September 1, 2026. Because the recipient is retirement eligible for purposes of this award, 524 and 393 additional shares vested in December 2023 and 2024, respectively, in order to cover required employment taxes (and income taxes related to such vesting).

[3] These RSUs vested as to 12.5% of the shares on December 31, 2023, and have vested and will vest as to 6.25% of the shares each quarter thereafter. Shares underlying the RSUs will be issued on the date that is one year following each vesting date.

[4] Depending upon Intuit's TSR for the three-year period ending July 31, 2026, compared to TSR for a pre-established peer group, the earned portion of these PSUs will vest on September 1, 2026, and will be issued on September 1, 2027. Because the recipient is retirement eligible for purposes of this award, 158 and 370 additional shares vested in December 2023 and 2024, respectively, in order to cover required employment taxes (and income taxes related to such vesting).

[5] These RSUs vested as to 12.5% of the shares on December 31, 2024, and have vested and will vest as to 6.25% of the shares each quarter thereafter. Shares underlying the RSUs will be issued on the date that is one year following each vesting date.

[6] Depending upon Intuit's TSR for the three-year period ending July 31, 2027, compared to TSR for a pre-established peer group, the earned portion of these PSUs will vest on September 1, 2027, and will be issued on September 1, 2028. Because the recipient is retirement eligible for purposes of this award, 167 additional shares vested in December 2024 in order to cover required employment taxes (and income taxes related to such vesting).

[7] These RSUs will vest as to 12.5% of the shares on December 31, 2025, and as to 6.25% of the shares each quarter thereafter. Shares underlying the RSUs will be issued on the date that is one year following each vesting date.

[8] Depending upon Intuit's TSR for the three-year period ending July 31, 2028, compared to TSR for a pre-established peer group, the earned portion of these PSUs will vest on September 1, 2028, and will be issued on September 1, 2029.

[9] These RSUs vested as to 25% of the shares on April 1, 2023, and have vested and will vest as to 6.25% of the shares each quarter thereafter.

[10] Represents Intuit matching grants of RSUs under the MSPP, which vest on the third anniversary of the grant date.

[11] These RSUs vested as to 25% of the shares on July 1, 2024, and have vested and will vest as to 6.25% of the shares each quarter thereafter.

[12] Depending upon Intuit's TSR for the three-year period ending July 31, 2026, compared to TSR for a pre-established peer group, the earned portion of these PSUs will vest on September 1, 2026.

(13) These RSUs vested as to 25% of the shares on July 1, 2025, and have vested and will vest as to 6.25% of the shares each quarter thereafter.

(14) Depending upon Intuit's TSR for the three-year period ending July 31, 2027, compared to TSR for a pre-established peer group, the earned portion of these PSUs will vest on September 1, 2027.

(15) These RSUs will vest as to 25% of the shares on July 1, 2026, and as to 6.25% of the shares each quarter thereafter.

(16) Depending upon Intuit's TSR for the three-year period ending July 31, 2028, compared to TSR for a pre-established peer group, the earned portion of these PSUs will vest on September 1, 2028.

(17) These RSUs vested as to 25% of the shares on July 1, 2023, and have vested and will vest as to 6.25% of the shares each quarter thereafter.

(18) Based on the performance goals achieved as of July 31, 2025, these PSUs vested on September 1, 2025.

(19) These RSUs vested as to 25% of the shares on September 1, 2024, and have vested and will vest as to 6.25% of the shares each quarter thereafter.

(20) These RSUs will vest as to 12.5% of the shares on December 31, 2025, and as to 6.25% of the shares each quarter thereafter.

Option Exercises and Stock Vested During Fiscal Year 2025

The following table shows information about stock option exercises and vesting of RSUs for each of the NEOs during fiscal 2025, including the value realized upon exercise or vesting. The table excludes deferred stock units purchased by the NEOs under the MSPP, which is described in greater detail in the Compensation Discussion and Analysis section of this proxy statement.

| | Option Awards | | Stock Awards | |
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Sasan K. Goodarzi	115,190	43,560,554	33,239 [1]	21,381,170
Sandeep S. Aujla	16,659	4,101,986	16,543	11,006,176
Alex G. Balazs	23,810	5,925,961	9,239	6,142,166
Mark Notarainni	9,810	3,361,494	9,456	6,254,973
Marianna Tessel	41,714	19,283,934	16,112	10,554,894

(1) Includes 31,530 of shares vested as of July 31, 2025 that are not released. Mr. Goodarzi's awards are generally released one year after vesting, with the exception of 1,709 shares released to cover certain taxes.

Non-Qualified Deferred Compensation for Fiscal Year 2025

The following table shows the non-qualified deferred compensation activity for each of the NEOs during fiscal 2025. The NQDCP and MSPP are described in the Compensation Discussion and Analysis section of this proxy statement.

Name	Plan	Aggregate Balance at July 31, 2024 ($)	Executive Contributions in Fiscal 2025 ($)[1]	Aggregate Earnings in Fiscal 2025 ($)[2]	Aggregate Withdrawals/ Distributions in Fiscal 2025 ($)	Aggregate Balance at July 31, 2025 ($)
Sasan K. Goodarzi	NQDCP	13,792,667	1,264,154	1,309,821	–	16,366,642 [3]
	MSPP	–	–	–	–	–
	Total	**13,792,667**	**1,264,154**	**1,309,821**	**–**	**16,366,642**
Sandeep S. Aujla	NQDCP	–	–	–	–	–
	MSPP	229,162	131,712	63,185	(83,312)	340,747
	Total	**229,162**	**131,712**	**63,185**	**(83,312)**	**340,747**
Alex G. Balazs	NQDCP	29,051	–	3,654	–	32,705
	MSPP	–	–	–	–	–
	Total	**29,051**	**–**	**3,654**	**–**	**32,705**
Mark Notarainni	NQDCP	–	–	–	–	–
	MSPP	–	–	–	–	–
	Total	**–**	**–**	**–**	**–**	**–**
Marianna Tessel	NQDCP	–	–	–	–	–
	MSPP	302,312	131,712	96,724	–	530,748
	Total	**302,312**	**131,712**	**96,724**	**–**	**530,748**

[1] Amounts shown in this column for the NQDCP are included in the "Salary" or "Non-Equity Incentive Plan Compensation" columns of the Fiscal Year 2025 Summary Compensation Table. Amounts shown in this column for the MSPP were contributed from amounts earned for fiscal 2024 under the cash bonus plan, which were paid in August 2024.

[2] None of the amounts shown in this column are included in the Fiscal Year 2025 Summary Compensation Table because they are not preferential or above-market.

[3] Mr. Goodarzi has contributed an additional $9,032,404 to the NQDCP that was previously reported in the Summary Compensation Table for fiscal years prior to fiscal 2025. The information in this footnote is provided to clarify the extent to which amounts payable as deferred compensation represent compensation reported in our prior proxy statements, rather than additional currently earned compensation.

Potential Payments Upon Termination of Employment or Change in Control

Described below are the individual arrangements Intuit has entered into with each of our NEOs and the estimated payments and benefits that would be provided under these arrangements, assuming hypothetically that the executive's employment terminated under certain circumstances as of July 31, 2025, and using the closing price of our common stock on July 31, 2025, the last trading day of fiscal 2025 ($785.13 per share).

Certain benefits shown in the tables below are provided to all recipients of Intuit equity awards, not solely to NEOs. For example:

- stock options, PSUs, and RSUs (including matching RSUs under the MSPP) generally provide for 100% acceleration of vesting upon termination due to death or disability, with the number of PSUs vesting based on actual performance for any completed performance period and target performance for any incomplete performance period;

- stock options and RSUs (including matching RSUs under the MSPP) generally provide for pro rata vesting upon a recipient's involuntary termination within one year following a change in control ("CIC");

- PSUs generally provide for accelerated vesting based on actual performance in the event of a CIC;
- stock options and RSUs (including matching RSUs under the MSPP) generally provide for pro rata vesting upon a recipient's retirement; and
- PSUs generally provide for pro rata vesting upon a recipient's involuntary termination or retirement based on actual performance for any completed performance period and target performance for any incomplete performance period.

Mr. Goodarzi and Mr. Notarainni would have been the only NEOs eligible for retirement, for purposes of such stock option, PSU, and RSU vesting, had their employment been terminated as of July 31, 2025.

Intuit does not generally provide for any special severance payments or acceleration of equity upon an NEO's termination for cause or resignation without good reason. Under the NQDCP, participants will be eligible to receive their vested benefits under the plan upon termination of employment for any reason, and they will be eligible to receive discretionary company contributions and the related earnings upon their termination due to disability or death or following a change in control of Intuit, as described above under Other Benefits.

Sasan K. Goodarzi

On November 15, 2018, Intuit entered into an employment agreement with Mr. Goodarzi, which provided that he would become the President and CEO of Intuit, effective January 1, 2019. Under the agreement, Mr. Goodarzi's employment is at-will and can be terminated at any time by Intuit or by Mr. Goodarzi. If Intuit terminates Mr. Goodarzi other than for "Cause" (which includes gross negligence, willful misconduct, fraud, and certain criminal convictions) or if Mr. Goodarzi terminates his employment for "Good Reason" (which includes relocation or a reduction in duties, title, or compensation without his consent), he will be entitled to a single lump sum severance payment equal to 12 months of his then-current salary and 100% of his then-current target bonus, subject to his execution of a valid and binding release agreement.

The estimated payments or benefits that would have been paid to Mr. Goodarzi in a hypothetical termination of employment on July 31, 2025, are as follows:

Incremental Amounts Payable Upon Termination Event	Termination by Intuit Without Cause or by Mr. Goodarzi for Good Reason ($)	Termination Without Cause After CIC ($)	CIC (Continued Employment) ($)	Death or Disability ($)	Retirement ($)
Total Cash Severance	3,900,000	3,900,000	–	–	–
Total Benefits and Perquisites	–	–	–	–	–
Total Severance	3,900,000	3,900,000	–	–	–
Gain on Accelerated Stock Options	–	–	–	15,791,960	–
Value of Accelerated Restricted Stock Units	40,955,383	62,830,013	62,830,013	103,285,870	40,955,383
Total Value of Accelerated Long-Term Incentives	40,955,383	62,830,013	62,830,013	119,077,830	40,955,383
Total Severance, Benefits & Accelerated Equity	**44,855,383**	**66,730,013**	**62,830,013**	**119,077,830**	**40,955,383**

Sandeep S. Aujla

On February 17, 2023, Intuit entered into an employment agreement with Mr. Aujla, effective August 1, 2023. The estimated payments or benefits that would have been paid to Mr. Aujla in a hypothetical termination of employment on July 31, 2025, are as follows:

Incremental Amounts Payable Upon Termination Event	Termination by Intuit Without Cause or by Mr. Aujla for Good Reason ($)	Termination Without Cause After CIC ($)	CIC (Continued Employment) ($)	Death or Disability ($)
Total Cash Severance	–	–	–	–
Total Benefits and Perquisites	–	–	–	–
Total Severance	–	–	–	–
Gain on Accelerated Stock Options	–	–	–	4,972,442
Value of Accelerated Restricted Stock Units	8,617,547	17,842,905	17,651,727	40,090,561
Total Value of Accelerated Long-Term Incentives	8,617,547	17,842,905	17,651,727	45,063,003
Total Severance, Benefits & Accelerated Equity	**8,617,547**	**17,842,905**	**17,651,727**	**45,063,003**

Alex G. Balazs

The estimated payments or benefits that would have been paid to Mr. Balazs in a hypothetical termination of employment on July 31, 2025, are as follows:

Incremental Amounts Payable Upon Termination Event	Termination by Intuit Without Cause or by Mr. Balazs for Good Reason ($)	Termination Without Cause After CIC ($)	CIC (Continued Employment) ($)	Death or Disability ($)
Total Cash Severance	–	–	–	–
Total Benefits and Perquisites	–	–	–	–
Total Severance	–	–	–	–
Gain on Accelerated Stock Options	–	–	–	4,752,751
Value of Accelerated Restricted Stock Units	11,454,153	19,104,345	18,981,447	37,336,343
Total Value of Accelerated Long-Term Incentives	11,454,153	19,104,345	18,981,447	42,089,094
Total Severance, Benefits & Accelerated Equity	**11,454,153**	**19,104,345**	**18,981,447**	**42,089,094**

Mark Notarainni

The estimated payments or benefits that would have been paid to Mr. Notarainni in a hypothetical termination of employment on July 31, 2025, are as follows:

Incremental Amounts Payable Upon Termination Event	Termination by Intuit Without Cause or by Mr. Notarainni for Good Reason ($)	Termination Without Cause After CIC ($)	CIC (Continued Employment) ($)	Death or Disability ($)	Retirement ($)
Total Cash Severance	–	–	–	–	–
Total Benefits and Perquisites	–	–	–	–	–
Total Severance	–	–	–	–	–
Gain on Accelerated Stock Options	–	–	–	5,647,776	–
Value of Accelerated Restricted Stock Units	13,553,347	22,102,479	22,102,479	38,249,249	13,553,347
Total Value of Accelerated Long-Term Incentives	13,553,347	22,102,479	22,102,479	43,897,025	13,553,347
Total Severance, Benefits & Accelerated Equity	**13,553,347**	**22,102,479**	**22,102,479**	**43,897,025**	**13,553,347**

Marianna Tessel

On November 7, 2018, Intuit entered into an employment agreement with Ms. Tessel, effective January 1, 2019. The estimated payments or benefits that would have been paid to Ms. Tessel in a hypothetical termination of employment on July 31, 2025, are as follows:

Incremental Amounts Payable Upon Termination Event	Termination by Intuit Without Cause or by Ms. Tessel for Good Reason ($)	Termination Without Cause After CIC ($)	CIC (Continued Employment) ($)	Death or Disability ($)
Total Cash Severance	–	–	–	–
Total Benefits and Perquisites	–	–	–	–
Total Severance	–	–	–	–
Gain on Accelerated Stock Options	–	–	–	8,150,372
Value of Accelerated Restricted Stock Units	21,654,980	33,057,751	32,714,002	51,564,169
Total Value of Accelerated Long-Term Incentives	21,654,980	33,057,751	32,714,002	59,714,541
Total Severance, Benefits & Accelerated Equity	**21,654,980**	**33,057,751**	**32,714,002**	**59,714,541**

Equity Compensation Plan Information

The following table contains information about securities authorized for issuance under all of Intuit's equity compensation plans as of July 31, 2025.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#) (a)	Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights ($) (b)[1]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (#) (c)
Equity compensation plans approved by security holders	10,871,138 [2]	566.59	26,804,443 [3]
Equity compensation plans not approved by security holders	20,762 [4]	—	—
Total	**10,891,900** [5]	**566.59**	**26,804,443**

[1] RSUs and PSUs have been excluded for purposes of computing weighted-average exercise prices.

[2] Represents 1.319 million shares issuable upon exercise of options and 9.552 million shares issuable upon vesting of RSU and PSU awards, which are settled for shares of Intuit common stock on a one-for-one basis.

[3] Represents 25.147 million shares available for issuance under our 2005 Equity Incentive Plan and 1.658 million shares available for issuance under our Employee Stock Purchase Plan. For a description of the material terms of the 2005 Equity Incentive Plan and the Employee Stock Purchase Plan, see footnote 11 to the financial statements filed with our Form 10-K for fiscal 2025.

[4] Represents 0.021 million shares issuable upon vesting of RSU awards that were assumed or granted in connection with corporate acquisitions.

[5] Represents 1.319 million shares issuable upon exercise of options and 9.573 million shares issuable upon vesting of RSU and PSU awards.

CEO Pay Ratio

Mr. Goodarzi's annual total compensation for fiscal 2025 was $36,845,552, as reported in the Fiscal Year 2025 Summary Compensation Table of this proxy statement. The fiscal 2025 annual total compensation for our median employee was $242,190 as determined under Item 402(u) of Regulation S-K. The ratio of our CEO's annualized total compensation to our median employee's annual total compensation for fiscal 2025 was 152 to 1.

In fiscal 2023, we identified our median employee from all full-time, part-time, and seasonal workers (other than the CEO) in the U.S., Canada, India, and the United Kingdom who were included as employees on our payroll records as of June 30, 2023, based on gross wages paid during the 12 months ending on that date. For permanent employees hired during those 12 months, compensation was annualized to reflect a full year of wages. Compensation for international employees was converted to U.S. dollar equivalents using exchange rates as of the determination date. As permitted by SEC rules, we excluded approximately 168 employees located in Australia, 34 employees located in Singapore, 22 employees located in France, one employee located in Brazil, and one employee located in Ireland who in the aggregate represented approximately 1.3% of our 17,335 employees, resulting in an employee population of 17,109 for purposes of this computation. In fiscal 2025, we used the same median employee as we did for fiscal 2023 in our pay ratio calculation because there were no changes in our employee population or employee compensation arrangement in fiscal 2025 that we reasonably believe would result in a significant change to our pay ratio disclosures.

The ratio presented above is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. The SEC's rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own ratios.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K under the Exchange Act, we are providing the following information about the relationship between the "Compensation Actually Paid" (as computed in accordance with SEC rules) to our CEO and non-CEO NEOs (as a group) and certain financial performance measures. The amounts of "Compensation Actually Paid" reflect the Summary Compensation Table total with certain adjustments as described in the following table and footnotes. We discuss our pay-for-performance philosophy and how we align executive compensation with our performance in the Compensation Discussion and Analysis section above.

Fiscal Year	Summary Compensation Table Total for CEO ($)[1]	Compensation Actually Paid to CEO ($)[1]	Average Summary Compensation Table Total For Non-CEO NEO ($)[1]	Average Compensation Actually Paid to Non-CEO NEO ($)[1]	Value of Initial Fixed $100 Investment Based on: Total Shareholder Return ($)[2]	Value of Initial Fixed $100 Investment Based on: Peer Group Total Shareholder Return ($)[3]	Net Income ($ in millions)	Company Selected Performance Measure: Revenue[4] ($ in millions)
2025	36,845,552	61,856,382	16,179,358	26,500,397	264.44	268.74	3,869	18,831
2024	36,572,360	61,326,002	16,178,844	25,795,683	216.61	214.77	2,963	16,285
2023	27,305,429	34,871,125	11,557,818	14,414,929	170.19	156.71	2,384	14,368
2022	27,174,857	18,442,842	13,385,497	9,760,839	150.61	124.74	2,066	12,726
2021	24,929,237	82,944,429	12,290,493	39,367,120	174.01	138.35	2,062	9,633

[1] The named executives included in the above table were:

Fiscal Year	CEO	Non-CEO NEOs
2025	Sasan K. Goodarzi	Sandeep S. Aujla, Alex G. Balazs, Mark Notarainni, and Marianna Tessel
2024	Sasan K. Goodarzi	Sandeep S. Aujla, Laura A. Fennell, Mark Notarainni, and Marianna Tessel
2023	Sasan K. Goodarzi	Michelle M. Clatterbuck, J. Alexander Chriss, Laura A. Fennell, and Marianna Tessel
2022	Sasan K. Goodarzi	Michelle M. Clatterbuck, J. Alexander Chriss, Laura A. Fennell, and Marianna Tessel
2021	Sasan K. Goodarzi	Michelle M. Clatterbuck, J. Alexander Chriss, Gregory N. Johnson, and Marianna Tessel

[2] TSR for each of fiscal 2025, 2024, 2023, 2022, and 2021 is cumulative, reflecting the value of a fixed $100 investment beginning with the market close on July 31, 2020, the last trading day before fiscal 2021, through and including the end of the respective listed fiscal years, and that all dividends were reinvested.

[3] The peer group for this purpose is the Morgan Stanley Technology Index, which is the industry peer group we use for purposes of Item 201(e) of Regulation S-K.

[4] Our company selected financial measure, as required by Item 402(v) of Regulation S-K, is revenue, which, in our assessment, represents the most important financial performance measure linking fiscal 2025 NEO Compensation Actually Paid to company performance.

To calculate Compensation Actually Paid ("CAP"), the following amounts were deducted from and added to Summary Compensation Table ("SCT") total compensation:

	Fiscal 2025	
	CEO ($)	Average for Non-CEO NEOs ($)
SCT Total	36,845,552	16,179,358
Adjustments		
Deduction: Amounts reported under "Stock Awards" and "Option Awards" columns in the SCT [1]	(32,935,552)	(14,442,033)
Addition: Year-end fair value of equity awards granted in the fiscal year [2]	32,644,981	14,411,979
Addition: Fair value of awards on the vesting date for awards granted and vested during the fiscal year [2]	–	65,856
Addition: Change in fair value from prior year-end to current year-end of awards granted in prior fiscal years that were outstanding and unvested as of fiscal year-end [2]	23,661,992	9,825,509
Addition: Change in fair value from prior year-end to vesting date of awards granted in prior fiscal years that vested during the fiscal year [2]	1,639,409	459,728
Compensation Actually Paid	**61,856,382**	**26,500,397**

[1] Represents the grant date fair value of the equity-based awards computed in accordance with FASB ASC Topic 718 and disclosed in the SCT.

[2] Reflects the adjustments made based on the value of equity awards calculated in accordance with the SEC methodology for determining CAP. The valuation assumptions used to calculate the fair values did not materially differ from those disclosed at the time of grant.

Financial Performance Measures

As discussed in the Compensation Discussion and Analysis section, our executive compensation program reflects a pay-for-performance philosophy. The metrics that we use to determine the compensation of executives are designed to incentivize our executives to drive growth and long-term stockholder value. Below is an unranked list of the most important financial performance measures that we use to link Compensation Actually Paid to the NEOs, for the most recently completed fiscal year, to the company's performance:

- Revenue
- Non-GAAP operating income
- Relative TSR

Analysis of the Information Presented in the Pay Versus Performance Table

As described in more detail in the Compensation Discussion and Analysis, our executive compensation program reflects a pay-for-performance philosophy. While we use several performance measures to align executive compensation with our performance, as contemplated by SEC rules, not all of these measures are presented in the Pay Versus Performance table. Moreover, the Compensation Committee generally seeks to incentivize long-term performance and therefore does not seek to specifically align the performance measures with Compensation Actually Paid for a particular fiscal year. However, in accordance with Item 402(v) of Regulation S-K of the Exchange Act, we are providing the following descriptions of the relationships between information presented in the Pay Versus Performance table.

The graphs below show the relationship of the CAP of our CEO and the average CAP of our non-CEO NEOs in fiscal 2021, 2022, 2023, 2024, and 2025 to (1) our TSR and the Peer Group TSR, (2) net income, and (3) revenue.

Compensation Actually Paid versus TSR



Compensation Actually Paid versus Net Income



Compensation Actually Paid versus Revenue



Proposal No. 3 – Ratification of Selection of Independent Registered Public Accounting Firm

Intuit's Audit and Risk Committee has selected Ernst & Young LLP as the independent registered public accounting firm to perform the audit of Intuit's consolidated financial statements and the effectiveness of our internal control over financial reporting for the fiscal year ending July 31, 2026. As a matter of good corporate governance, we are asking stockholders to ratify this selection. If the selection of Ernst & Young is not ratified, the Audit and Risk Committee will consider whether it should select another independent registered public accounting firm.

Tenure and Rotation

Ernst & Young has been the company's independent registered public accounting firm since 1990. In order to support continuing auditor independence, the Audit and Risk Committee periodically considers whether there should be a regular rotation of the independent registered public accounting firm. Additionally, the Audit and Risk Committee is engaged in the selection and mandated rotation of the lead engagement partner from Ernst & Young. The current lead engagement partner was selected during fiscal 2022. The Audit and Risk Committee believes that there are significant benefits to having an independent registered public accounting firm with extensive history with the company. These include the following.

- Higher quality audit work and accounting advice resulting from Ernst & Young's institutional knowledge of our business and operations, accounting policies and processes, financial systems, and internal control framework
- Operational efficiencies and competitive fees because of Ernst & Young's history and familiarity with our business
- Continuity and savings of resources and attention required to onboard a new accounting firm

Independence and Performance

The Audit and Risk Committee recognizes the importance of having an outside auditor that is independent both in fact and appearance and, at least annually, evaluates the firm's independence. In addition, the Audit and Risk Committee takes a number of measures to maintain independence, as described in the Audit and Risk Committee Report.

As provided in its charter, the Audit and Risk Committee performed its annual assessment of Ernst & Young's performance as our independent auditor during fiscal 2025, the lead audit engagement partner, and the audit team. The Audit and Risk Committee reviewed a number of factors, including the following.

- The quality and candor of Ernst & Young's communications with the Audit and Risk Committee and management
- How effectively Ernst & Young maintained its independence and employed its independent judgment, objectivity, and professional skepticism
- The level of engagement and value provided by the Ernst & Young national office
- The depth and industry expertise of the Ernst & Young audit team
- The quality of insight demonstrated in Ernst & Young's review of the company's assessment of internal control over financial reporting
- Available external data about quality and performance, including Public Company Accounting Oversight Board ("PCAOB") inspection reports on Ernst & Young, and Ernst & Young's response to those reports
- The appropriateness of Ernst & Young's fees, taking into account the size and complexity of the company and the resources necessary to perform the audit
- Ernst & Young's knowledge of our global operations, accounting policies and processes, and internal control over financial reporting
- Ernst & Young's tenure as the company's independent auditor and safeguards in place to maintain its independence

Accountability to Stockholders

Representatives of Ernst & Young are expected to attend the Meeting virtually. They will have the opportunity to make a statement if they wish, and are expected to be available to respond to appropriate questions from stockholders.

Policy on Pre-Approval of Services

It is the policy of the Audit and Risk Committee to pre-approve, near the beginning of each fiscal year, all audit and permissible non-audit services to be provided by the independent registered public accounting firm during that fiscal year. The Audit and Risk Committee authorizes specific projects within categories of services, subject to a budget for each project. The Audit and Risk Committee also may pre-approve particular services during the fiscal year on a case-by-case basis.

Fees Paid to Ernst & Young

The following table shows fees that we paid (or accrued) for professional services rendered by Ernst & Young for fiscal 2025 and fiscal 2024:

Fee Category	Fiscal 2025	Fiscal 2024
Audit Fees	$ 13,343,000	$ 11,544,000
Audit-Related Fees	–	–
Tax Fees	–	–
All Other Fees	–	–
Total Fees	**$13,343,000**	**$11,544,000**

Audit Fees

These fees consist of amounts for professional services rendered in connection with the integrated audit of our financial statements and internal control over financial reporting, review of the interim financial statements included in quarterly reports, and statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, including agreed-upon audit procedures that focus on a specific business process. Intuit paid no audit-related fees to Ernst & Young for fiscal 2025 or fiscal 2024.

Tax Fees

Tax fees consist of fees for tax compliance, tax planning, and tax advice. Intuit paid no tax fees to Ernst & Young for fiscal 2025 or fiscal 2024.

All Other Fees

Intuit paid no other fees to Ernst & Young for fiscal 2025 or fiscal 2024.

For more information about Ernst & Young, see the Audit and Risk Committee Report.

 The Board recommends that you vote **FOR** the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending July 31, 2026.

Audit and Risk Committee Report

We, the members of the Audit and Risk Committee, assist the Board in fulfilling its responsibilities by overseeing Intuit's accounting and financial reporting processes; the qualifications, independence and performance of Intuit's independent registered public accounting firm; the performance of Intuit's internal audit department; and Intuit's internal controls. We also are responsible for selecting, evaluating and setting the compensation of Intuit's independent registered public accounting firm. Intuit's management is responsible for the preparation, presentation and integrity of Intuit's financial statements, including setting accounting and financial reporting principles and designing Intuit's system of internal control over financial reporting.

The Audit and Risk Committee has selected Ernst & Young as Intuit's independent registered public accounting firm, with responsibility for performing an independent audit of Intuit's consolidated financial statements and for expressing opinions on the conformity of Intuit's audited financial statements with generally accepted accounting principles and the effectiveness of Intuit's internal control over financial reporting. The Audit and Risk Committee oversees these processes, although members of the Audit and Risk Committee are not engaged in the practice of auditing or accounting.

During the fiscal year ended July 31, 2025, the Audit and Risk Committee carried out the duties and responsibilities as outlined in its charter, including the following specific actions:

- Reviewed and discussed with management and the independent registered public accounting firm Intuit's quarterly earnings announcements, consolidated financial statements, and related periodic reports filed with the Securities and Exchange Commission ("SEC");

- Reviewed with management its assessment of the effectiveness of Intuit's internal control over financial reporting;

- Reviewed with the independent registered public accounting firm and management the audit scope and plan;

- Reviewed the internal audit plan with the internal auditor; and

- Met in periodic executive sessions with each of the independent registered public accounting firm, representatives of management, and the head of internal audit.

We reviewed and discussed with management and representatives of Ernst & Young the audited financial statements for the fiscal year ended July 31, 2025, and Ernst & Young's opinion on the audited financial statements and the effectiveness of Intuit's internal control over financial reporting. Ernst & Young represented that its presentations included the matters required to be discussed with the Audit and Risk Committee by applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC.

The Audit and Risk Committee recognizes the importance of maintaining the independence of Intuit's independent registered public accounting firm, both in fact and appearance. Consistent with its charter, the Audit and Risk Committee has made an evaluation and concluded that Ernst & Young is qualified and independent. In addition, the Audit and Risk Committee has received the written disclosures and the letter from Ernst & Young required by applicable requirements of the PCAOB regarding Ernst & Young's communications with the committee concerning independence and has discussed with Ernst & Young the firm's independence.

Based on the reports, discussions and review described in this report, and subject to the limitations on our role and responsibilities referred to in this report and in the committee's charter, we recommended to the Board that the audited financial statements be included in Intuit's Annual Report on Form 10-K for fiscal 2025 for filing with the SEC.

Audit and Risk Committee Members

Thomas Szkutak (Chair)
Eve Burton
Richard L. Dalzell
Suzanne Nora Johnson
Vasant Prabhu
Eric S. Yuan

Proposal No. 4 – Stockholder Proposal

The following stockholder proposal has been submitted to the company for action at the Meeting by the National Center for Public Policy Research, 2005 Massachusetts Ave. NW, Washington DC 20036, the beneficial owner of at least $2,000 in market value of the company's Common Stock for at least three years.

The Board accepts no responsibility for the proposal. The proposal is required to be voted on at the Meeting only if properly presented by the stockholder or its qualified representative. The Board recommends a vote AGAINST this proposal and opposes the proposal for the reasons stated after the proposal. The text of the stockholder proposal follows:

RESOLVED: Shareholders request that the Board of Directors of Intuit Inc. conduct an evaluation and issue a report within the next year, at reasonable cost and excluding confidential information, assessing the return on investment (ROI) of the Company's Diversity & Inclusion (D&I) programs, accounting for cognizable litigation and reputation risk.

SUPPORTING STATEMENT

Since 2023, courts have ruled that (1) race-conscious college admission selection policies violate the U.S. Constitution,[1] (2) the Civil Rights Act protects against discriminatory job transfers,[2] (3) offering grants only to minority entrepreneurs is likely to violate the Civil Rights Act,[3] and (4) there is no higher burden for "reverse" discrimination claims.[4] Resultant, the legality of corporate DEI programs have been called into question, raising litigation risks. [5] Further, the White House has signaled that it is opposed to DEI initiatives.[6] In light of these risks, other companies have revised or ended their own DEI programs.[7]

Despite these risks, Intuit continues to engage in practices which expose it to litigation risk:

- Intuit maintains 15 employee resource groups that divide employees on the basis of race, sex, and gender identity.[8]
- Intuit maintains a commitment to "have a workforce that reflects the customers we serve," even though this likely requires discrimination.[9]
- Intuit has scored 100% on the Human Rights Campaign's Corporate Equality Index, which arguably requires discrimination based on sexual orientation.[10]
- Intuit maintains an Equal Employment Opportunity Policy that fails to expressly protect viewpoint diversity.[11]

Perhaps unsurprisingly, the 1792 Exchange has labelled Intuit a "high risk" for corporate political bias,[12] while Intuit only scores 12% on the ADF's metric evaluating viewpoint diversity protection.[13]

Meanwhile, Alex Edmans, Professor of Finance at London Business School, has noted that: "There is no link between demographic diversity and performance, despite many flimsy reports claiming the contrary.... Indeed, the evidence is that quota-driven demographic diversity reduces performance."[14]

Critically, Intuit reported 18,200 employees last year.[15] Given that in 2023 Starbucks was reportedly successfully sued for $25.6 million for a single case of "reverse discrimination,"[16] if even just 0.1% of Intuit's filed successful discrimination claims the damages could reach hundreds of millions of dollars, not to mention reputational costs. (Note that Missouri recently also sued Starbucks, alleging the company's DEI initiatives violate anti-discrimination laws.)[17]

It has been noted in the Harvard Business Review that "before anyone writes a check, you need to calculate the return on investment."[18] Given all the foregoing, shareholders deserve to know how Intuit justifies the risks of its D&I initiatives in terms of expected ROI.

[1] Students for Fair Admissions, Inc. v. Harvard College, 600 U.S. 181 (2023).
[2] Muldrow v. City of St. Louis, Missouri, 601 U.S. 346 (2024).
[3] American Alliance for Equal Rights v. Fearless Fund Management, LLC, 103 F.4th 765 (11th Cir. 2024).
[4] Ames v. Ohio Dep't of Youth Servs., 605 U.S --- (2025).
[5] https://freebeacon.com/democrats/starbucks-hired-eric-holder-to-conduct-a-civil-rights-audit-the-policies-he-blessed-got-the-coffee-maker-sued/ ; https://s.wsj.net/public/resources/documents/AGLetterFortune100713.pdf
[6] https://www.whitehouse.gov/issues/social-causes/dei/
[7] https://www.washingtonpost.com/business/interactive/2025/dei-companies-sec-filings/
[8] https://www.intuit.com/oidam/intuit/ic/en_us/content/intuit-stakeholder-impact-report-2024.pdf
[9] https://www.intuit.com/oidam/intuit/ic/en_us/content/intuit-stakeholder-impact-report-2024.pdf
[10] https://www.hrc.org/resources/corporations/intuit-inc.
[11] https://www.intuit.com/careers/legal/
[12] https://1792exchange.com/company/intuit/
[13] https://www.viewpointdiversityscore.org/company/intuit
[14] https://www.linkedin.com/posts/aedmans_there-is-no-link-between-demographic-diversity-activity-7344982979934380033-FgBy
[15] https://www.intuit.com/company/
[16] https://www.foxbusiness.com/features/starbucks-manager-shannon-phillips-wins-25-million-lawsuit-fired-white-donte-robinson-rashon-nelson
[17] https://diversity.com/post/starbucks-dei-lawsuit-2025
[18] https://hbr.org/2015/04/the-most-common-mistake-people-make-in-calculating-roi

Board Statement in Opposition to Stockholder Proposal

The Board has carefully considered this stockholder proposal and has determined that preparing the requested report is unnecessary and wasteful due to the company's existing robust risk management oversight function that promotes compliance with anti-discrimination laws and is therefore not in the best interests of our stockholders.

Our Stronger Together value is at the foundation of our culture

At the foundation of our culture is our Stronger Together value. It is meant to guide our behavior and interactions in everything we do and in how we treat one another. We believe we can solve our customers' toughest problems and deliver unrivaled benefits when our workforce understands and reflects their experiences.

We consider our employees one of our four key True North stakeholders because they are critical to delivering for our customers, our stockholders, and the communities we serve. To deliver on our mission to power prosperity around the world, we are guided by our company values as we strive to create an inclusive, safe, and respectful workplace where all employees can do the best work of their lives and be empowered to make an impact, learn and grow, and feel connected.

While our Stronger Together value emphasizes that diverse perspectives fuel innovation, we don't set quotas or make employment decisions based on an individual's identity. We maintain a robust candidate assessment process and are an equal opportunity employer.

We have robust board oversight and risk management processes

The requested report is not necessary because we have robust processes in place to manage the litigation and reputational risks we face. Our Board regularly reviews Intuit's strategy and significant risks and oversees our risk management program. Our Chief People & Places Officer, who reports directly to our Chief Executive Officer, manages our overall workforce policies and strategies, which include employee recruitment, engagement and retention, workplace environment and culture, leadership development, organization and talent assessment, fair pay, executive compensation, and succession planning. The Compensation and Organizational Development Committee of our Board has oversight of these programs and receives regular reports from key members of management. In addition, our Audit and Risk Committee oversees business conduct, legal, and regulatory risks related to our business. Our Board also receives regular updates on legal and regulatory developments, including updates on significant legal proceedings, as well as legislative developments and government investigations.

In addition, it is our policy to operate in compliance with applicable non-discrimination laws, both in the United States and in the other jurisdictions in which we operate. We monitor and evolve our practices, policies, and procedures as appropriate to address compliance risks. The Board believes that the company's human capital management compliance determinations and related risk assessments are best left to the focused efforts of the company's senior management, under the oversight of the Board and its relevant committees. Accordingly, we do not believe the actions requested by this proposal are necessary or in the best interests of our stockholders.

For the foregoing reasons, the Board recommends that you vote against this proposal.

 The Board recommends that you vote **AGAINST** the stockholder proposal.

Stock Ownership Information

Security Ownership Table

Unless otherwise indicated below, the following table shows shares of Intuit common stock that we believe are owned as of October 31, 2025 by:

- Each NEO;

- Each director and nominee;

- All current directors and executive officers as a group; and

- Each stockholder beneficially owning more than 5% of our common stock.

Unless indicated in the notes, each stockholder has sole voting and investment power for all shares shown, subject to community property laws that may apply to create shared voting and investment power. Except where a different address appears in the footnotes, the address of each beneficial owner is c/o Intuit Inc., P.O. Box 7850, Mountain View, California 94039-7850.

We calculated the "Percent of Class" based on 278,508,855 shares of common stock outstanding on October 31, 2025. In accordance with SEC regulations, we also include (1) shares subject to options that are currently exercisable or will become exercisable within 60 days of October 31, 2025, and (2) shares issuable upon settlement of RSUs that are vested but unreleased, or will become vested and settled within 60 days of October 31, 2025. Those shares are deemed to be outstanding and beneficially owned by the person holding such option or RSU for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (#)	Percent of Class (%)
Directors, Director Nominees and Named Executive Officers:		
Scott D. Cook[1]	6,162,547	2.21 %
Sasan K. Goodarzi[2]	284,112	*
Sandeep S. Aujla[3]	10,861	*
Alex Balazs[4]	14,152	*
Mark Notarainni[5]	39,077	*
Marianna Tessel[6]	146,393	*
Eve Burton[7]	6,668	*
Richard L. Dalzell[8]	17,940	*
Deborah Liu[9]	9,239	*
Tekedra Mawakana[10]	2,989	*
Suzanne Nora Johnson[11]	42,296	*
Forrest Norrod[12]	335	*
Vasant Prabhu[13]	276	*
Ryan Roslansky[14]	825	*
Thomas Szkutak[15]	8,249	*
Raul Vazquez[16]	2,479	*
Eric S. Yuan[17]	825	*
All current directors and executive officers as a group (21 people)[18]	6,943,198	2.49 %
5% Stockholders:		
The Vanguard Group[19]	28,621,457	10.28 %
BlackRock, Inc.[20]	23,374,934	8.39 %

*   Indicates ownership of 1% or less.

(1)   Represents 6,162,547 shares held by trusts of which Mr. Cook is a trustee or beneficiary.

(2)   Represents 231,567 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by Mr. Goodarzi and 52,545 shares held by a trust of which Mr. Goodarzi is a trustee.

(3)   Includes 9,566 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by Mr. Aujla.

(4)   Includes 13,793 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by Mr. Balazs.

(5)   Includes 39,058 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by Mr. Notarainni.

(6)   Includes 97,080 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by Ms. Tessel.

(7)   Includes 6,405 shares issuable upon settlement of vested restricted stock units held by Ms. Burton.

(8)   Includes 3,465 shares issuable upon settlement of vested restricted stock units held by Mr. Dalzell.

(9)   Represents 6,583 shares issuable upon settlement of vested restricted stock units held by Ms. Liu and 2,656 shares held by a trust of which Ms. Liu is a trustee.

(10)   Includes 2,795 shares issuable upon settlement of vested restricted stock units by Ms. Mawakana.

(11)   Includes 2,800 shares issuable upon settlement of vested restricted stock units held by Ms. Nora Johnson and 25,455 shares held by a trust of which Ms. Nora Johnson is a trustee.

(12)   Represents 335 shares issuable upon settlement of vested restricted stock units held by Mr. Norrod.

(13)   Represents 276 shares issuable upon settlement of vested restricted stock units held by Mr. Prabhu.

(14)   Represents 825 shares issuable upon settlement of vested restricted stock units held by Mr. Roslansky.

(15)   Includes 3,401 shares issuable upon settlement of vested restricted stock units held by Mr. Szkutak.

(16)   Includes 1,420 shares issuable upon settlement of vested restricted stock units held by Mr. Vazquez.

(17)   Represents 825 shares issuable upon settlement of vested restricted stock units held by Mr. Yuan.

(18)   Includes 532,746 shares issuable upon exercise of options and upon settlement of vested restricted stock units. Represents shares and options held by the 17 individuals in the table, plus an additional 81,383 outstanding shares and 112,552 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by other executive officers.

(19)   Ownership information for The Vanguard Group ("Vanguard") is based on a Schedule 13G/A filed with the SEC on October 6, 2025 by Vanguard, reporting ownership as of September 30, 2025. Vanguard reported sole voting power as to no shares, shared voting power as to 1,680,880 shares, sole dispositive power as to 25,940,952 shares, and shared dispositive power as to 2,680,505 shares. The address of Vanguard is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(20)   Ownership information for BlackRock, Inc. ("BlackRock") is based on a Schedule 13G/A filed with the SEC on January 25, 2024 by BlackRock, reporting ownership as of December 31, 2024. BlackRock reported sole voting power as to 21,228,896 shares, shared voting power as to no shares, sole dispositive power as to 23,374,934 shares, and shared dispositive power as to no shares. The address of BlackRock is 55 East 52nd Street, New York, New York 10055.

Information About the Meeting, Voting, and Proxies

Date, Time, and Place of Meeting

We are holding the Meeting on Thursday, January 22, 2026, at 8:00 a.m. Pacific Standard Time. The Meeting will occur as a virtual meeting conducted exclusively via a live audio webcast at www.virtualshareholdermeeting.com/INTU2026. There will not be a physical location for the Meeting. We believe our virtual format offers stockholders the same opportunities to participate as an in-person meeting. The virtual format enhances the experience because we can provide consistent opportunities for engagement to all stockholders, regardless of their geographic location. To participate in the Meeting, including to vote and submit questions, stockholders of record will need to log in using the control number on their Notice of Internet Availability or proxy card. You may log into the Meeting website beginning at 7:45 a.m. Pacific Standard Time. Street-name holders who receive a Notice of Internet Availability or voting instruction form indicating that they may vote those shares through the www.proxyvote.com website may access, participate in, and vote at the Meeting using the control number indicated on that Notice of Internet Availability or voting instruction form. Otherwise, street-name holders should contact their bank, broker, or other nominee (preferably at least five days before the Meeting) and obtain a "legal proxy" in order to be able to attend, participate in, or vote at the Meeting.

A recording of the webcast will be available on our investor relations website for at least 60 days following the Meeting.

If you lost your control number or are not a stockholder, you will be able to attend the Meeting by visiting www.virtualshareholdermeeting.com/INTU2026 and registering as a guest. However, in this case, you will not be able to vote or submit questions.

Asking Questions at the Meeting

If you wish to submit a question during the Meeting, you must log into www.virtualshareholdermeeting.com/INTU2026 using the control number on your Notice of Internet Availability, proxy card, or voting instruction form and follow the instructions on the Meeting website. During the Meeting, we will answer questions relevant to Meeting matters that comply with the meeting rules of conduct, subject to time constraints. We reserve the right to exclude questions that are not relevant to meeting matters, are irrelevant to the business of the company, are derogatory or in bad taste, relate to pending or threatened litigation, are personal grievances, or are otherwise inappropriate (as determined by the Chair of the Meeting). Questions relevant to Meeting matters that we do not have time to answer during the Meeting will be posted to our website as soon as practicable following the Meeting. If you have an individual concern that is not of general concern to all stockholders, or if a question posed was not otherwise answered, contact Intuit Investor Relations at investor_relations@intuit.com. Additional information regarding the question and answer process, including the types and number of questions permitted and how questions will be addressed and disclosed, will be available in the Meeting rules of conduct, which will be posted at the virtual Meeting website during the Meeting.

If You Have Technical Problems

We will have technicians ready to assist you with any technical difficulties. If you have trouble accessing or checking in to the virtual Meeting or otherwise during the Meeting, call the technical support number that will be posted on the virtual meeting platform log-in page.

Internet Availability of Proxy Materials

We are pleased to furnish proxy materials to our stockholders on the internet, rather than mailing individual printed copies of those materials. If you received a Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability") by mail, you will not receive a printed copy of the proxy materials unless you request one. Instead, the Notice of Internet Availability will explain how you may access and review the proxy materials and cast your vote online. We encourage stockholders to take advantage of the availability of the proxy materials on the internet to help reduce the environmental impact of the Meeting.

The Notice of Internet Availability contains instructions for requesting printed copies of our proxy materials.

Record Date, Outstanding Shares, and Quorum

Only holders of record of Intuit common stock at the close of business on November 24, 2025 (the "Record Date") will be entitled to vote at the Meeting. Each share of Intuit common stock is entitled to one vote for each director nominee and one vote for each of the other proposals. On the Record Date, we had approximately 278,274,077 shares of common stock outstanding and entitled to vote. In order to have a quorum, a majority of the shares of our common stock entitled to vote on the Record Date must be present at the Meeting, either in person or by proxy. Abstentions and broker non-votes will be counted as "present" in determining whether we have a quorum.

If a quorum is not present at the scheduled time of the Meeting, the Chair of the Meeting, or the holders of a majority of the shares entitled to vote who are present, in person or by proxy, at the Meeting may adjourn or recess the Meeting. The individuals named as proxies would typically exercise their authority to vote in favor of adjournment.

For 10 days prior to the Meeting date, a list of registered stockholders eligible to vote at the Meeting will be available for review. If you would like to view the stockholder list, contact Intuit Investor Relations at investor_relations@intuit.com.

How to Know if You're a Stockholder of Record or a Beneficial Owner of Shares Held in Street Name

Stockholder of record (also known as a record holder). If your shares are registered directly in your name with Intuit's transfer agent, Equiniti Trust Company, LLC, you are considered the stockholder of record with respect to those shares, and the Notice of Internet Availability was sent directly to you by Intuit. If you request printed copies of the proxy materials by mail, you also will receive a proxy card.

Beneficial owner of shares held in street name. If your shares are held on your behalf by a broker, bank, or other nominee, then you are the beneficial owner of shares held in "street name." Your nominee, which is considered the stockholder of record for purposes of voting at the Meeting, may forward you the Notice of Internet Availability or send you a voting instruction form containing instructions that you must follow in order for your shares to be voted. As a beneficial owner, you have the right to instruct your nominee on how to vote the shares held in your account. If you do not provide specific voting instructions, your nominee is not permitted to vote on certain proposals and may elect not to vote on any of the proposals. Therefore, unless you provide specific voting instructions, your shares may not be represented or voted at the Meeting.

Required Vote

The table below shows the voting options, voting requirement, and effect of abstentions and broker non-votes for each proposal to be presented at the Meeting.

Proposal	Voting Options	Board Recommendation	Vote Required to Adopt the Proposal	Effect of Abstentions	Effect of "Broker Non-Votes"[1]
1. Election of 11 directors	For, against or abstain on each nominee	FOR (all nominees)	A nominee for director will be elected if the votes cast for such nominee exceed the votes cast against such nominee	No effect	No effect
2. Advisory vote to approve Intuit's executive compensation (say-on-pay)	For, against or abstain	FOR	The affirmative vote of a majority of the shares of common stock present or represented at the Meeting and voted for or against the proposal	No effect	No effect
3. Ratification of selection of Ernst & Young LLP as Intuit's independent registered public accounting firm	For, against or abstain	FOR	The affirmative vote of a majority of the shares of common stock present or represented at the Meeting and voted for or against the proposal	No effect	No effect
4. Stockholder Proposal	For, against or abstain	AGAINST	The affirmative vote of a majority of the shares of common stock present or represented at the Meeting and voted for or against the proposal	No effect	No effect

[1] If you hold your shares in street name and do not provide voting instructions to the broker, bank, or other nominee that holds your shares, the nominee is not permitted to vote on certain proposals and may elect to not vote on any of the proposals. When a nominee is not permitted or chooses not to vote on a proposal, it will result in a "broker non-vote" for that proposal. See Voting and Revoking Proxies below.

Voting and Revoking Proxies

The Board is soliciting proxies to vote your shares at the Meeting. Please act as soon as possible to vote your shares, even if you plan to attend the Meeting virtually. All stockholders of record have three options for submitting their vote prior to the Meeting, as described in the Notice of Internet Availability:

- online before the meeting at www.proxyvote.com;
- by phone at the telephone number shown on your proxy card; or
- by requesting, completing, and mailing in a paper proxy card.

We encourage you to vote via the internet.

If your shares are held on your behalf by a broker, bank, or other nominee, you may vote as described above in the section Date, Time, and Place of Meeting. However, if your shares are held on your behalf by a broker, bank, or other nominee and you do not plan to participate in the Meeting, you must instruct your nominee how to vote the shares held in your account. Some nominees enable you to do this online or by telephone. If you do not provide voting instructions, the nominee is not permitted to vote on certain proposals and may elect not to vote on any of the proposals. When a nominee is not permitted or chooses not to vote on a proposal, it will result in a so-called "broker non-vote." Whether the broker, bank, or other nominee that holds your shares has discretionary authority to vote on a proposal without receiving your voting instructions is subject to stock exchange rules and final determination by the stock exchange.

If you are a stockholder of record and you sign and return your proxy card but do not give any instructions on how you would like to vote your shares, your shares will be voted in favor of the election of each of the director nominees listed in Proposal 1, in favor of Proposals 2 and 3, and against Proposal 4. As far as we know, no other matters will be presented at the Meeting. However, if any other matters of business are properly presented, the proxy holders named on your proxy card are authorized to vote your shares according to their judgment.

Whether you submit your proxy online, by phone, or by mail, you may revoke it at any time before voting takes place at the Meeting. If you are the record holder of your shares and you wish to revoke your proxy, you must deliver instructions to: Kerry J. McLean, Corporate Secretary, at Intuit Inc., P.O. Box 7850, Mail Stop 2700, Mountain View, California 94039-7850. You also may revoke a proxy by submitting a later-dated vote, whether electronically at the virtual Meeting or before it, via the Internet, by phone, or by mail. If a broker, bank, or other nominee is the record holder of your shares and you wish to revoke your proxy, you must contact the record holder of your shares directly or participate in the Meeting and electronically vote your shares during the Meeting.

Soliciting Proxies

Intuit will pay all expenses of soliciting proxies to be voted at the Meeting. After the proxies are initially distributed, Intuit or its agents also may solicit proxies by mail, electronic mail, telephone, or in person. We have hired a proxy solicitation firm, Innisfree M&A Incorporated, to assist us in soliciting proxies. We will pay Innisfree a fee of $12,500 plus their expenses, which we estimate will be approximately $1,000. We will ask brokers, custodians, nominees, and other record holders to prepare and send a Notice of Internet Availability to people or entities for whom they hold shares and to forward copies of the proxy materials to beneficial owners who request paper copies.

Voting Results

We intend to announce the preliminary voting results at the Meeting. The final voting results will be tallied by our Inspector of Elections and published in a Current Report on Form 8-K that we expect to file within four business days of the Meeting. If final voting results are not available to us in time to file a Form 8-K within four business days after the Meeting, we intend to file a Form 8-K to disclose preliminary voting results and then, within four business days after the final results are known, file an additional Form 8-K to disclose the final voting results.

Annual Report on Form 10-K and Additional Materials

The Notice of 2026 Annual Meeting of Stockholders, this proxy statement, and our Annual Report on Form 10-K for the fiscal year ended July 31, 2025, have been made available to all stockholders entitled to vote at the Meeting and who received the Notice of Internet Availability. The Annual Report on Form 10-K can be viewed at https://investors.intuit.com/sec-filings/annual-reports.

You can obtain a paper copy of our Annual Report on Form 10-K (excluding exhibits) for the fiscal year ended July 31, 2025, without charge by writing to Investor Relations at investor_relations@intuit.com or Intuit Inc., P.O. Box 7850, Mail Stop 2700, Mountain View, California, 94039-7850. For faster delivery, we suggest that any communications be made via email.

Delivery of Voting Materials to Stockholders Sharing an Address

To reduce the expense and waste of delivering duplicate materials to stockholders sharing the same address, we have adopted a procedure approved by the SEC called "householding." Under this procedure, certain stockholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of the Notice of Internet Availability, Annual Report on Form 10-K, and proxy materials, as applicable, until such time as one or more of these stockholders notifies us that they wish to receive individual copies. Householding reduces duplicate mailings and saves printing costs and postage fees, as well as natural resources. If your shares are held in street name, your broker, bank, or other nominee similarly may deliver only one copy of the Notice of Internet Availability, Annual Report on Form 10-K, and proxy materials, as applicable, to multiple stockholders who share an address.

If you received a householded mailing this year, and you would like to have additional copies of our Notice of Internet Availability, Annual Report on Form 10-K, or proxy materials, as applicable, mailed to you, please submit your request to Investor Relations at investor_relations@intuit.com or Intuit Inc., P.O. Box 7850, Mail Stop 2700, Mountain View, California, 94039-7850, or call (650) 944-6000 to request additional copies and we will deliver these materials to you promptly. You also may contact us at this email address if you received multiple copies of the proxy materials and would prefer to receive a single copy in the future. If you would like to opt out of householding for future mailings, send a written request to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717, or call Broadridge at (866) 540-7095. Street name stockholders may contact their broker, bank, or other nominee to request information about householding.

Stockholder Proposals and Nominations for the 2027 Annual Meeting of Stockholders

Any stockholder who intends to present a proposal for inclusion in Intuit's 2027 proxy statement and form of proxy pursuant to Rule 14a-8 under the Exchange Act must submit the proposal, in writing, so that the Corporate Secretary receives it at our principal executive offices by the close of business (5:00 p.m. Pacific Daylight Time) on July 29, 2026. Such proposals also must comply with Rule 14a-8 under the Exchange Act and any other applicable SEC guidance relating to stockholder proposals.

Any stockholder who wishes to put a proposal or a Board nomination (including nominations for which the stockholder intends to solicit proxies pursuant to Rule 14a-19) before the 2027 Annual Meeting of Stockholders, without including such proposal or nomination in Intuit's 2027 proxy statement, must provide written notice of the proposal or nomination to Intuit's Corporate Secretary, at our principal executive offices, between the close of business on October 9, 2026, and the close of business on November 8, 2026. However, in the event that the 2027 Annual Meeting of Stockholders is to be held on a date that is more than 30 days before or 60 days after January 22, 2027 (the anniversary date of the Meeting) or if the 2026 Annual Meeting does not take place, then such notice must be delivered between the close of business on the 105th day prior to the date of the 2027 Annual Meeting of Stockholders and the close of business on the later of (i) the 75th day prior to the date of the 2027 Annual Meeting of Stockholders, and (ii) the 10th day following the day on which public announcement of the date of the 2027 Annual Meeting of Stockholders is first made by us. For these purposes, "close of business" means 5:00 p.m. local time at our principal executive offices of the company on any calendar day, whether or not the day is a business day. In addition, stockholders must comply with the other procedural requirements in our bylaws (which includes information required under Rule 14a-19) and any such proposal must be a proper matter for stockholder action under applicable law.

Our bylaws provide that, under certain circumstances, stockholders may include director candidates that they have nominated in our proxy statement. These proxy access provisions permit a stockholder, or a group of up to 20 stockholders, who have owned 3% or more of Intuit's outstanding shares continuously for at least three years to submit director nominees (for the greater of two directors or up to 20% of our Board) for inclusion in our proxy materials, as long as the stockholder(s) provide timely written notice of such nomination and the stockholder(s) and nominee(s) satisfy the requirements specified in our bylaws. Notice of director nominees must include the information required under our bylaws and must be received by our Corporate Secretary at our principal executive offices between the close of business on July 14, 2026, and the close of business on August 13, 2026, unless the date of the 2027 Annual Meeting of Stockholders has been changed by more than 30 days from January 22, 2027 or if the 2026 Annual Meeting does not take place. In that case, such notice must be delivered between the close of business on the 135th day prior to the date of the 2027 Annual Meeting of Stockholders and the close of business on the later of (i) the 105th day prior to the date of the 2027 Annual Meeting of Stockholders and (ii) the 10th day following the day on which public announcement of the date of the 2027 Annual Meeting of Stockholders is first made by us.

Our stockholders can find our bylaws on our website at https://investors.intuit.com/corporate-governance/governance-documents or on file with the SEC. The Chair of the Meeting may refuse to acknowledge or introduce any stockholder proposal or nomination if notice thereof is not received within the applicable deadlines or does not comply with the bylaws. If a stockholder fails to meet these deadlines or fails to satisfy the requirements of SEC Rule 14a-4, as applicable (or, in some cases, even if the stockholder meets these deadlines and requirements), the individuals named as proxies will be allowed to use their discretionary voting authority to vote on any such proposal or nomination as they determine appropriate if and when the matter is raised at the Meeting. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any director nomination or proposal that does not comply with these and other applicable requirements.

Appendix A

Non-GAAP Financial Measures

The Proxy Summary and the Compensation Discussion and Analysis section of the proxy statement contain two non-GAAP financial measures for the fiscal years ended July 31, 2025 and 2024 – non-GAAP operating income and non-GAAP diluted earnings per share ("EPS"). The table on page A-3 of this proxy statement reconciles the non-GAAP financial measures in the Proxy Summary and Compensation Discussion and Analysis to the most directly comparable financial measures prepared in accordance with Generally Accepted Accounting Principles ("GAAP").

Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP financial measures do not reflect a comprehensive system of accounting, differ from GAAP measures with the same names, and may differ from non-GAAP financial measures with the same or similar names that are used by other companies.

We compute non-GAAP financial measures using the same consistent method from quarter to quarter and year to year. We may consider whether other significant items that arise in the future should be excluded from our non-GAAP financial measures. Beginning in the first quarter of fiscal 2025, we exclude from our non-GAAP measures gains and losses from the revaluation of our executive deferred compensation plan liabilities, and the related gains and losses on our executive deferred compensation plan assets. Prior periods have not been reclassified as amounts are immaterial.

We exclude the following items from all of our non-GAAP financial measures:

- Amortization of acquired technology
- Amortization of other acquired intangible assets
- Restructuring charges
- Share-based compensation expense
- Gains and losses on executive deferred compensation plan liabilities
- Goodwill and intangible asset impairment charges
- Gains and losses on disposals of businesses and long-lived assets
- Professional fees and transaction costs for business combinations

We also exclude the following items from non-GAAP net income and non-GAAP diluted net income per share:

- Gains and losses on debt securities and other investments
- Gains and losses on executive deferred compensation plan assets
- Income tax effects and adjustments
- Discontinued operations

We believe these non-GAAP financial measures provide meaningful supplemental information regarding Intuit's operating results primarily because they exclude amounts that we do not consider part of ongoing operating results when planning and forecasting and when assessing the performance of the organization, our individual operating segments, or our senior management. Segment managers are not held accountable for share-based compensation expense, amortization, restructuring, or the other excluded items and, accordingly, we exclude these amounts from our measures of segment performance. We believe our non-GAAP financial measures also facilitate the comparison by management and investors of results for current periods and guidance for future periods with results for past periods.

The following are descriptions of the items we exclude from our non-GAAP financial measures.

Amortization of acquired technology and amortization of other acquired intangible assets. When we acquire a business in a business combination, we are required by GAAP to record the fair values of the intangible assets of the business and amortize them over their useful lives. Amortization of acquired technology in cost of revenue includes amortization of software and other technology assets of acquired businesses. Amortization of other acquired intangible assets in operating expenses includes amortization of assets such as customer lists and trade names.

Restructuring charges. This consists of costs incurred as a direct result of discrete strategic restructuring actions, including, but not limited to severance and other one-time termination benefits, and other costs, which are different in terms of size, strategic nature, and frequency than ongoing productivity and business improvements.

Share-based compensation expense. This consists of non-cash expenses for stock options, restricted stock units, and our Employee Stock Purchase Plan. When considering the impact of equity awards, we place greater emphasis on overall shareholder dilution rather than the accounting charges associated with those awards.

Gains and losses on executive deferred compensation plan liabilities. We exclude from our non-GAAP financial measures gains and losses on the revaluation of our executive deferred compensation plan liabilities.

Goodwill and intangible asset impairment charges. We exclude from our non-GAAP financial measures non-cash charges to adjust the carrying values of goodwill and other acquired intangible assets to their estimated fair values.

Gains and losses on disposals of businesses and long-lived assets. We exclude from our non-GAAP financial measures gains and losses on disposals of businesses and long-lived assets because they are unrelated to our ongoing business operating results.

Professional fees and transaction costs for business combinations. We exclude from our non-GAAP financial measures the professional fees we incur to complete business combinations. These include investment banking, legal, and accounting fees.

Gains and losses on debt securities and other investments. We exclude from our non-GAAP financial measures credit losses on available-for-sale debt securities and gains and losses on other investments.

Gains and losses on executive deferred compensation plan assets. We exclude from our non-GAAP financial measures gains and losses on the revaluation of our executive deferred compensation plan assets.

Income tax effects and adjustments. We use a long-term non-GAAP tax rate for evaluating operating results and for planning, forecasting, and analyzing future periods. This long-term non-GAAP tax rate excludes the income tax effects of the non-GAAP pre-tax adjustments described above, and eliminates the effects of non-recurring and period specific items which can vary in size and frequency. Based on our long-term projections, we are using a long-term non-GAAP tax rate of 24% for fiscal 2024 and fiscal 2025. This long-term non-GAAP tax rate could be subject to change for various reasons including significant acquisitions, changes in our geographic earnings mix, or fundamental tax law changes in major jurisdictions in which we operate. We will evaluate this long-term non-GAAP tax rate on an annual basis and whenever any significant events occur which may materially affect this rate.

Operating results and gains and losses on the sale of discontinued operations. From time to time, we sell or otherwise dispose of selected operations as we adjust our portfolio of businesses to meet our strategic goals. In accordance with GAAP, we segregate the operating results of discontinued operations as well as gains and losses on the sale of these discontinued operations from continuing operations on our GAAP statements of operations but continue to include them in GAAP net income or loss and net income or loss per share. We exclude these amounts from our non-GAAP financial measures.

Intuit Inc.

Reconciliation of Non-GAAP Financial Measures to Most Directly Comparable GAAP Financial Measures

(Dollars and shares in millions, except per share amounts, unaudited)	Fiscal Year Ended	
	July 31, 2025	July 31, 2024
GAAP operating income	**$4,923**	**$3,630**
Amortization of acquired technology	156	146
Amortization of other acquired intangible assets	481	483
Restructuring [1]	15	223
Professional fees for business combinations	2	5
Net loss on executive deferred compensation plan liabilities	27	–
Share-based compensation expense	1,968	1,915
Non-GAAP operating income	**$7,572**	**$6,402**
GAAP operating income margin	**26%**	**22%**
Non-GAAP operating income margin	**40%**	**39%**
GAAP net income	**$3,869**	**$2,963**
Amortization of acquired technology	156	146
Amortization of other acquired intangible assets	481	483
Restructuring [1]	15	223
Professional fees for business combinations	2	5
Net loss on executive deferred compensation plan liabilities	27	–
Share-based compensation expense	1,968	1,915
Net loss on debt securities and other investments	45	–
Loss on disposal of a business	–	9
Net gain on executive deferred compensation plan assets	(24)	–
Income tax effects and adjustments	(836)	(933)
Non-GAAP net income	**$5,703**	**$4,811**
GAAP diluted net income per share	**$13.67**	**$10.43**
Amortization of acquired technology	0.55	0.51
Amortization of other acquired intangible assets	1.70	1.70
Restructuring [1]	0.05	0.79
Professional fees for business combinations	0.01	0.02
Net loss on executive deferred compensation plan liabilities	0.10	–
Share-based compensation expense	6.95	6.75
Net loss on debt securities and other investments	0.16	–
Loss on disposal of a business	–	0.03
Net gain on executive deferred compensation plan assets	(0.09)	–
Income tax effects and adjustments	(2.95)	(3.29)
Non-GAAP diluted net income per share	**$20.15**	**$16.94**
Shares used in diluted per share calculations	**283**	**284**

[1]   Restructuring charges for the fiscal year ended July 31, 2024 include $25 million in share-based compensation expense.

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